Exhibit 2.1

Execution Version

TRANSACTION AGREEMENT

BETWEEN

HD SUPPLY, INC.

AND

APPLECARAMEL BUYER, LLC

Dated August 10, 2020

ARTICLE I DEFINITIONS	1
1.1 Definitions	1
1.2 Other Definitions	13
1.3 Construction	15
ARTICLE II PURCHASE AND SALE	16
2.1 The Purchase and Sale	16
2.2 Purchase Price	16
2.3 Closing	16
2.4 Deliveries by HD Supply	17
2.5 Deliveries by Buyer	17
2.6 Adjustment to Purchase Price	18
2.7 Purchase Price Allocation	20
2.8 Withholding	21
ARTICLE III REPRESENTATIONS AND WARRANTIES OF HD SUPPLY	22
3.1 Organization	22
3.2 Authorization	22
3.3 Capitalization	23
3.4 Title to Assets	23
3.5 Consents and Approvals; No Violations	23
3.6 Financial Statements	24
3.7 No Undisclosed Liabilities	24
3.8 Absence of Certain Changes	25
3.9 Sufficiency of Assets	25
3.10 Real Property	25
3.11 Intellectual Property	26
3.12 Litigation	27
3.13 Compliance with Applicable Law	27
3.14 Business Contracts	27
3.15 Tax Returns; Taxes	29
3.16 Environmental Matters	31
3.17 Licenses and Permits	32
3.18 Employees; Company Benefit Plans	32
3.19 Labor Relationships	34

(continued)

3.20 Affiliate Transactions	34
3.21 Certain Fees	35
3.22 Customers and Suppliers	35
3.23 NO OTHER REPRESENTATIONS OR WARRANTIES	35
ARTICLE IV REPRESENTATIONS AND WARRANTIES OF BUYER	36
4.1 Organization	36
4.2 Authorization	36
4.3 Consents and Approvals; No Violations	36
4.4 Litigation	36
4.5 Financial Capability	37
4.6 Solvency	38
4.7 Independent Review	38
4.8 Purchase for Investment	39
4.9 Certain Fees	39
ARTICLE V COVENANTS	40
5.1 Conduct of the Business	40
5.2 Access to Information	43
5.3 Consents	43
5.4 Reasonable Best Efforts	45
5.5 Public Announcements	45
5.6 Tax Matters	45
5.7 Preservation of Records	51
5.8 Financing	52
5.9 Employees; Employee Benefits	58
5.10 Use of Names and Trademarks	62
5.11 Shared Intellectual Property	62
5.12 Guarantees; Commitments	62
5.13 Termination of Intercompany Arrangements	63
5.14 Excluded Assets and Liabilities	63
5.15 Leased Real Property	64
5.16 Shared Locations	64
5.17 Contact with Customers, Suppliers and Other Business Relations	64
5.18 Non-Competition	64

-ii-

(continued)

5.19 No Poaching	65
5.20 Insurance	65
5.21 Transition Matters	66
5.22 Shared Contracts and Assets	66
5.23 Delayed Transfers; Misallocated Assets and Liabilities	67
5.24 Further Assurances	69
ARTICLE VI CONDITIONS TO OBLIGATIONS OF THE PARTIES	69
6.1 Conditions to Each Party’s Obligations	69
6.2 Conditions to Obligations of HD Supply	70
6.3 Conditions to Obligations of Buyer	70
ARTICLE VII TERMINATION	71
7.1 Termination	71
7.2 Procedure and Effect of Termination	72
7.3 Reverse Termination Fee	72
ARTICLE VIII MISCELLANEOUS	74
8.1 Fees and Expenses	74
8.2 Notices	74
8.3 Severability	75
8.4 Binding Effect; Assignment	75
8.5 No Third-Party Beneficiaries	76
8.6 Headings	76
8.7 Consent to Jurisdiction	76
8.8 Waiver of Jury Trial	77
8.9 Entire Agreement	77
8.10 Governing Law	77
8.11 Legal Representation	78
8.12 Specific Performance	79
8.13 Counterparts	80
8.14 Amendment; Modification	80
8.15 Schedules	80
8.16 Non-Survival	80
8.17 Time of Essence	81
8.18 No Recourse	81

-iii-

(continued)

8.19 HD Supply Successors	81

EXHIBITS*

Exhibit 1.1(a)	Accounting Guidelines
Exhibit 1.1(b)	Equity Interests
Exhibit 1.1(c)	Form of Transition Services Agreement
Exhibit 1.1(d)	Certain Business Employees
Exhibit 1.1(e)	Additional Transferred Assets
Exhibit 1.1(f)	Assumed Liabilities with respect to Former Employees
Exhibit 5.9(f)	Seller Severance Arrangements
Exhibit 5.12(a)	Guarantees; Commitments
Exhibit 5.14	Excluded Assets and Excluded Liabilities

[* Certain exhibits and schedules have been omitted from this Exhibit 2.1, and HD Supply Holdings, Inc. and HD Supply, Inc. will furnish the omitted exhibits and schedules to the Securities and Exchange Commission upon request.]

-iv-

TRANSACTION AGREEMENT

This TRANSACTION AGREEMENT, dated August 10, 2020 (this “Agreement”), is made and entered into between HD Supply, Inc., a Delaware corporation (“HD Supply”), and AppleCaramel Buyer, LLC, a Delaware limited liability company (“Buyer”). HD Supply and Buyer are sometimes individually referred to in this Agreement as a “Party” and collectively as the “Parties”.

1.            HD Supply owns, directly or indirectly, all of the issued and outstanding capital stock or other equity interests of the other Sellers.

2.            The Acquired Companies are (a) wholly owned by Sellers or one or more of the other Acquired Companies and (b) engaged in the Business.

3.            The Parties desire to enter into this Agreement pursuant to which HD Supply will, and will cause the other Sellers to, sell to Buyer, and Buyer will purchase from Sellers, the Equity Interests, on the terms and subject to the conditions set forth herein.

In consideration of the foregoing and the respective representations, warranties and covenants in this Agreement, each Party agrees:

ARTICLE I

DEFINITIONS

1.1         Definitions. The following terms, as used in this Agreement, have the following meanings when used herein with initial capital letters:

“Accounting Guidelines” means the accounting principles, practices and guidelines set forth in Exhibit 1.1(a).

“Action” means any civil, criminal or administrative action, suit, claim, investigation, litigation or similar proceeding, in each case, by or before a Governmental Entity, or any arbitration.

“Acquired Companies” means (a) HD Supply Construction Supply Group, Inc., a Delaware corporation, (b) AH Harris Intermediate Acquisition, Inc., a Delaware corporation, (c) HD Supply Repair & Remodel, LLC, a Delaware limited liability company, (d) HDS Canada, Inc., a Nova Scotia corporation, (e) White Cap Construction Supply, Inc., a Delaware corporation, (f) Construction Supply, (g) Kenseal Construction Products, LLC, a New York limited liability company, (h) White Cap Supply Holdings, Inc., a Delaware corporation, (i) White Cap Management, LLC, a Delaware limited liability company, and (j) WC Escrow Issuer, Inc., a Delaware corporation.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by, or under common control with, such specified Person, provided that Affiliates of Buyer shall not include any portfolio company of any fund managed by Clayton, Dubilier & Rice, LLC (other than the Acquired Companies following the Closing).

“AH Harris Liability” means any liability of AH Harris Intermediate Acquisition, Inc. or its Subsidiaries under any state abandonment, unclaimed property or escheat Law arising from actions taken or not taken by such Persons prior to the Closing.

“Apple Marketing Period” means the first period of 20 consecutive Business Days after the date hereof throughout and at the end of which (a) Buyer shall have the Apple Required Information and (b) the Marketing Period Conditions shall be satisfied (other than those conditions that by their nature are to be satisfied at the Closing, but subject to such conditions being capable of satisfaction); provided that (i) such 20 Business Day period shall not commence prior to September 8, 2020; provided, further, that such 20 Business Day period shall not be required to be consecutive to the extent it would include October 12, 2020, November 25, 2020 or November 27, 2020 (which dates set forth in this proviso shall be excluded for purposes of, but shall not reset, the 20 consecutive Business Day period) and (ii) the Apple Marketing Period will not be deemed to have commenced if, after the date hereof and prior to the Closing Date, (v) the Audited Financial Statements or the Interim Financial Statements included in the Apple Required Information become stale under Regulation S-X (as applicable to non-accelerated filers), in which case the Apple Marketing Period will not be deemed to commence unless and until the earliest date on which HD Supply furnishes Buyer with updated Apple Required Information, (w) PricewaterhouseCoopers LLP shall have withdrawn in writing its audit opinion with respect to any of the Audited Financial Statements, in which case the Apple Marketing Period will be deemed not to commence unless and until a new unqualified audit opinion is issued with respect to such financial statements by PricewaterhouseCoopers LLP or another nationally recognized independent public accounting firm, (x) any of the historical financial statements of the Business that are included in the Apple Required Information shall have been restated, either HD Supply or any Acquired Company shall have publicly announced that a restatement of any such historical financial statements of the Business is required or either HD Supply’s or any Acquired Company’s board of directors or similar governing body shall have determined to restate historical financial statements of the Business, in which case the Apple Marketing Period will not be deemed to commence unless and until such restatement has been completed or either HD Supply’s or such Acquired Company’s board of directors or similar governing body, as applicable, subsequently concludes that no such restatement is required in accordance with GAAP, (y) the Apple Required Information, taken as a whole, contains any untrue statement of a material fact or omits to state any material fact, in each case with respect to the Business, necessary in order to make the statements contained in the Apple Required Information, in light of the circumstances under which they were made, not misleading, provided that any supplemental disclosure that would typically be included in a customary pricing supplement (and that would not typically require circulating updated disclosure to potential investors prior to pricing of any related securities offering) will not be construed to be a material misstatement or omission, or (z) the Caramel Marketing Period has not commenced or been deemed to commence, or has been deemed not to have commenced, pursuant to the terms of the Caramel Agreement or the condition set forth in Section 2.5(a)(ii) of the Caramel Agreement shall not have been satisfied, in which case the Apple Marketing Period will not be deemed to commence unless and until the Caramel Marketing Period has commenced or been deemed to commence and the condition set forth in Section 2.5(a)(ii) of the Caramel Agreement shall have been satisfied. Notwithstanding anything in the foregoing to the contrary, if HD Supply in good faith reasonably believes it has provided the Apple Required Information and that the Apple Marketing Period has commenced, HD Supply may deliver to Buyer a written notice to that effect (stating when it believes it completed such delivery and when it believes such period has commenced), in which case, subject to clauses (v) through (z) above, the Apple Marketing Period will be deemed to have commenced on the date of such notice unless Buyer, in good faith, reasonably believes the Apple Marketing Period has not commenced and within four Business Days after the delivery of such notice by HD Supply, delivers a written notice to HD Supply to that effect (setting forth with reasonable specificity why Buyer believes the Apple Marketing Period has not commenced). Notwithstanding the foregoing, clause (z) of the proviso in the foregoing sentence will be disregarded (a) after the Apple Only Date, (b) if the Caramel Agreement has been terminated or (c) if an Apple Only Election has occurred.

“Apple Only Date” means September 28, 2020 or, if earlier, the date on which (a) the Federal Trade Commission or the Department of Justice makes a “second request” (i.e., a request for information that extends the waiting period under the HSR Act) with respect to the filing made under the HSR Act with respect to the transactions contemplated hereby or (b) Buyer withdraws and refiles its filing made under the HSR Act in connection with the transactions contemplated hereby without the prior written consent of HD Supply.

“Apple Only Election” means the delivery of a notice from Buyer to the Lead Arranger(s) (as defined in the Debt Commitment Letter) pursuant to the Debt Commitment Letter notifying such Lead Arranger(s) that Buyer intends to consummate an “Apple Only Execution” (as defined in the Debt Commitment Letter) with a copy to HD Supply.

“Apple Only Execution” has the meaning set forth in the Debt Commitment Letter.

“Audited Financial Statements” means the audited combined balance sheets of the Business as of February 3, 2019 and February 2, 2020 and the audited combined statements of operations and comprehensive income, equity and cash flows of the Business for the fiscal years ended January 28, 2018, February 3, 2019 and February 2, 2020 including the related notes thereto.

“Business” means the business reflected in the Audited Financial Statements and described in the Form 10, including the provision and distribution of specialty concrete and construction products and services to construction or repair businesses that perform construction services on a contract-specific basis at third-party locations, as conducted by HD Supply and its Affiliates.

“Business Day” means any day except Saturday, Sunday or any days on which commercial banks are generally not open for business in New York, New York.

“Caramel Agreement” means the Agreement and Plan of Merger, dated as of the date hereof, between AppleCaramel Parent, LLC, AppleCaramel Merger Sub, Inc., Construction Supply Holdings, LLC and Construction Supply Investments, LLC, a copy of which has been delivered to HD Supply.

“Caramel Assets” means all assets, equity interests, businesses and any other interests to be acquired pursuant to the Caramel Agreement.

“Caramel Marketing Period” has the meaning given to such term in the Caramel Agreement, as in effect on the date hereof.

“Caramel Merger” means the merger of AppleCaramel Merger Sub, Inc. and Construction Supply Holdings, LLC pursuant to the Caramel Agreement.

“CARES Act” means the Coronavirus Aid, Relief and Economic Security Act, Pub L. No. 116-136.

“Cash” means (a) the amount of all cash and cash equivalents (including all third party checks and drafts held by the Acquired Companies or that have been deposited or transmitted but not yet cleared and credit card receivables) and marketable securities, short-term investments, commercial paper, certificates of deposit and treasury bills of the Acquired Companies, in each case, to the extent convertible to cash within 90 days and determined in accordance with the Accounting Guidelines, reduced by (b) the amount of any checks or drafts issued by the Acquired Companies but not yet cleared.

“CDD Rule” means the Customer Due Diligence Requirements for Financial Institutions issued by the U.S. Department of Treasury Financial Crimes Enforcement Network under the Bank Secrecy Act (such rule published May 11, 2016 and effective May 11, 2018, as amended from time to time).

“Charter Documents” means, (a) with respect to a limited liability company, the articles or certificate of organization or formation and limited liability company agreement or operating agreement, as applicable, (b) with respect to a corporation, the certificate or articles of incorporation and bylaws, (c) with respect to a limited partnership, the certificate of limited partnership and the agreement of limited partnership, and (d) with respect to any other entity, documentation of similar substance to any of the foregoing.

“Closing Purchase Price” means $2.9 billion.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Company Benefit Plan” means each Employee Benefit Plan currently sponsored or maintained by any Acquired Company or to which any Acquired Company makes, or has any obligation to make, any contributions and in which only current or former Employees participate.

“Company Intellectual Property” means any Intellectual Property that is used exclusively in the Business.

“Company Registered Intellectual Property” means all of the Registered Intellectual Property used exclusively in the Business.

“Confidentiality Agreement” means the Confidentiality and Non-Disclosure Agreement between HD Supply Holdings, Inc. and Clayton, Dubilier & Rice, LLC, dated November 14, 2019.

“Construction Supply” means HD Supply Construction Supply, Ltd., a Florida limited partnership.

“Contract” means any written or oral agreement, contract, license, lease, purchase order, arrangement or other legally enforceable commitment in the nature of a contract.

“Current Assets” means the current assets of the Business as of the Closing Date (excluding Cash) to be included in Closing Net Working Capital as determined in accordance with the Accounting Guidelines.

“Current Liabilities” means the current liabilities of the Business as of the Closing Date (excluding Indebtedness) to be included in Closing Net Working Capital as determined in accordance with the Accounting Guidelines, provided, however, that notwithstanding anything herein or in the Accounting Guidelines to the contrary, any liability that constitutes an Excluded Liability or an AH Harris Liability will be excluded.

“Debt Financing Sources” means the Persons (including the Committed Lenders) that have committed to provide, or have otherwise entered into agreements in connection with the Debt Financing, any high-yield bonds being issued in lieu of any portion of the Debt Financing or any Alternative Financing in connection with the transactions contemplated hereby pursuant to the Debt Commitment Letter, and any joinder agreements, indentures or credit agreements entered into pursuant thereto or relating thereto, together with their respective Affiliates, and the respective officers, directors, employees, partners, trustees, shareholders, controlling persons, agents and Representatives of the foregoing, and their respective successors and assigns.

“Deferred Lease Payments” means any payments under leases of the Business that were by such leases’ terms originally required to be paid prior to the Closing Date, but which were deferred and remain payable as of the Closing Date.

“Employee” means (a) each employee exclusively engaged in the Business and whom HD Supply had internally designated to work in the Business had the Spinoff been completed and (b) those Persons whose names and titles are set forth on Exhibit 1.1(d).

“Employee Benefit Plan” means, with respect to any Person, each plan, program, policy, arrangement or agreement that provides for employee benefits or for the compensation or remuneration of employees, former employees, directors, individual consultants or individual independent contractors of such Person or the dependents of any of them, including (a) each employment, bonus, deferred compensation, fringe benefit, profit sharing, 401(k), stock purchase, stock option and other equity compensation plan, program, policy, arrangement or agreement, (b) each “welfare” plan (within the meaning of Section 3(1) of ERISA, determined without regard to whether such plan is subject to ERISA), and (c) each “pension” plan (within the meaning of Section 3(2) of ERISA, determined without regard to whether such plan is subject to ERISA).

“Environmental Laws” means all federal, state, local and foreign Laws relating to protection of human health and safety as it relates to exposure to Hazardous Substances, the environment, including surface or groundwater, drinking water supply, soil, surface or subsurface strata or medium, or ambient air, and Laws relating to pollution control and Hazardous Substances.

“Environmental Permits” means all Licenses applicable to the Business issued pursuant to Environmental Laws.

“Equity Interests” means the equity interests owned by Sellers and set forth on Exhibit 1.1(b).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means, with respect to any Person, any trade or business, whether or not incorporated, which, together with such Person, is treated as a single employer under Section 414(b) or (c) of the Code.

“Financial Statements” means the Audited Financial Statements and the Unaudited Financial Statements.

“Form 10” means the Information Statement filed by White Cap Supply Holdings, Inc., a Delaware corporation, with the SEC on January 17, 2020, as amended on July 17, 2020.

“Former Employee” means any Person who, at the time of his or her termination of employment, was primarily engaged as an employee of the Business but is no longer employed with any entity engaged in the Business as of the date hereof. Exhibit 1.1(f) sets forth the names of the Former Employees as to whom an Acquired Company has any liability to make future payments or to whom it has severance or ongoing continuation coverage obligations required under Part 6 of Title I or ERISA as of August 7, 2020.

“FY” means fiscal year.

“GAAP” means United States generally accepted accounting principles as in effect from time to time.

“Governmental Entity” means any federal, state, local or foreign government, any political subdivision thereof or any court, administrative or regulatory agency, department, instrumentality, body or commission or other governmental authority or agency.

“Hazardous Substance” means any waste, pollutant, contaminant, hazardous substance, toxic or corrosive substance, hazardous waste, special waste, industrial substance, by-product, process-intermediate product or waste, asbestos or asbestos-containing materials, petroleum or petroleum-derived substance or waste, chemical liquids or solids, liquid or gaseous products, or any constituent of any such substance or waste, the use, handling, storage, disposal or Release of which is governed by or subject to applicable Law.

“HD Supply Credit Facilities” means all loan or credit agreements of HD Supply or its Affiliates under which any Acquired Company has guaranteed any Indebtedness or pursuant to which there are any Liens on any of the assets of any Acquired Company or the Additional Transferred Assets to secure payment of such Indebtedness.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Income Tax” means U.S. federal, state, local or non-U.S. Tax measured by, or imposed on, net income (however denominated), including any interest, penalty or addition thereto.

“Income Tax Return” means any original or amended report, return, declaration, claim for refund or information return or statement relating to Income Taxes.

“Indebtedness” means the sum of the outstanding principal amount of, accrued and unpaid interest on and other payment obligations and liabilities related thereto (including prepayment penalties, premiums, breakage costs, fees and other costs and expenses associated with repayment) arising under (a) all indebtedness or obligations for borrowed money or for the deferred and unpaid purchase price of property, assets or securities (including any earn-outs, post-closing purchase price adjustments, seller notes payable with respect to any acquisition of any business, assets or securities, whether contingent or otherwise, calculated as the maximum amount payable under or pursuant to such obligations, but excluding accounts payable incurred in the Ordinary Course to the extent captured in Net Working Capital), (b) all obligations evidenced by notes, debentures or similar securities, (c) all obligations under drawn letters of credit, performance bonds or similar instruments, (d) all obligations under leases required in accordance with GAAP to be recorded as capital leases in a combined balance sheet of the Business (without giving effect to Financial Accounting Standards Board Accounting Standards Update 2016-02, Leases (Topic 842)), (e) the net amount (if any) of all obligations under interest rate swap Contracts, swap Contracts, foreign currency exchange Contracts or other hedging or similar Contracts (including any breakage or associated fees), (f) all Deferred Lease Payments, (g) all obligations of the type referred to in (a) through (f) of any Person for which any Acquired Company is responsible or liable, directly or indirectly, as obligor, guarantor, surety or otherwise, and (i) all obligations of the type referred to in clauses (a) through (g) secured by any Lien on any property or asset of the Business (whether or not such obligation is assumed by any of the Acquired Companies). For the avoidance of doubt, the Debt Financing will not be considered Indebtedness.

“Intellectual Property” means any or all of the following and all rights, arising out of or associated therewith: (a) all patents and applications therefor and all reissues, divisions, renewals, extensions, provisionals, continuations and continuations-in-part thereof, (b) all inventions (whether patentable or not), invention disclosures, improvements, trade secrets, proprietary information, know-how, technology, technical data and customer lists, and all documentation relating to any of the foregoing, (c) all works of authorship (whether copyrightable or not), all copyrights, copyright registrations and applications therefor, and all other rights corresponding thereto, (d) all industrial designs and any registrations and applications therefor, and (e) all internet uniform resource locators, domain names, trade names, logos, slogans, designs, trade dress, common law trademarks and service marks, trademark and service mark and trade dress registrations and applications therefor.

“Internal IT Systems” means the computer hardware, software, computer networks and telecommunications and Internet-related equipment owned, leased or licensed by the Acquired Companies and used for information technology operations in connection with the Business as currently conducted.

“Joint (Caramel Deferred) Execution” has the meaning set forth in the Debt Commitment Letter.

“Knowledge” with respect to HD Supply and its Affiliates means all facts known by those individuals listed on Schedule 1.1(b), assuming good faith inquiry of their direct reports.

“Law” or “Laws” means any statutes, rules, codes, regulations, ordinances, judgments, or orders of, or issued by, Governmental Entities.

“Lease” means any lease, sublease, license, concession or other occupancy agreement under which HD Supply or an Affiliate thereof is granted occupancy rights with respect to the Leased Real Property.

“Leased Real Property” means (a) the premises and the parcels of real property currently leased by an Acquired Company (excluding any such real property that constitutes an Excluded Asset) and (b) the premises and the parcels of real property leased by HD Supply or an Affiliate thereof (other than an Acquired Company) used exclusively in the operation of the Business (or otherwise set forth on Schedule 3.10(b)).

“Legal Dispute” means any Action between the Parties arising in connection with any disagreement, dispute, controversy or claim arising out of or relating to this Agreement or any related document.

“Licenses” means all licenses, permits and certificates issued by any Governmental Entity.

“Liens” means mortgages, liens, pledges, security interests, charges, claims, restrictions and encumbrances.

“Malware” means any virus, Trojan horse, time bomb, key-lock, spyware, worm, or other malicious software that disrupts, disables, harms or otherwise interferes with the operation of any hardware, software or data.

“Marketing Period Conditions” means the conditions set forth in Sections 6.1(a), 6.3(a), 6.3(b) and 6.3(d).

“Material Adverse Effect” means any event, occurrence, fact, condition, circumstance, development, change or effect that, individually or in the aggregate has had, or would reasonably be expected to have, a material adverse effect upon the results of operations, condition, business, properties, rights or assets of the Business, taken as a whole, other than events, occurrences, facts, conditions, circumstances, developments, changes or effects resulting from or relating to: (a) applicable economic or market conditions affecting the United States generally or affecting the industry or markets in which the Business operates, (b) the identity of Buyer or the announcement of the transactions contemplated by this Agreement, (c) (i) the execution of, compliance with the terms of or the taking of any action expressly required by this Agreement or the taking of any action requested in writing by Buyer or (ii) except to the extent giving rise to a breach of Section 3.5, the consummation of the transactions contemplated by this Agreement, (d) any change or proposed change in GAAP or other accounting requirements or principles, any change or proposed change in applicable Laws or the binding interpretation thereof, (e) any national or international political or social conditions, including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence or escalation of any military or terrorist attack, (f) epidemics, pandemics, earthquakes, hurricanes, tornadoes or other natural disasters, including COVID-19, (g) general financial, banking, securities or capital market conditions, including interest rates or market prices, or changes therein, (h) any failure by the Business to meet any internal or published projections, forecasts or revenue or earnings predictions for any period ending on or after the date of this Agreement (provided that the underlying cause of such failure may be considered in determining whether there has been, or would reasonably be expected to be, a Material Adverse Effect) or (i) any matter specifically disclosed in the Schedules (provided that any material worsening of the actual or reasonably probable outcome of any such matter beyond that which would reasonably be expected from such disclosure in the Schedules may be taken into account in determining whether a Material Adverse Effect has occurred), except in the case of clauses (a), (d), (e), (f) and (g), to the extent disproportionately affecting the Business, taken as a whole, compared to similarly situated businesses in the industry in which the Acquired Companies participate; provided, however, that in no event will the failure of any employee or employees of the Business to accept an offer of employment extended by Buyer or any of its Affiliates be considered a Material Adverse Effect.

“Mortgages” means those mortgages, deeds of trust, deeds to secure debt and Uniform Commercial Code financing statements encumbering certain of the Owned Real Property to be satisfied or released of record by HD Supply or its Affiliates prior to the Closing.

“Net Working Capital” means Current Assets minus Current Liabilities, calculated giving effect to the termination of intercompany arrangements effected in accordance with Section 5.13 and otherwise in accordance with Exhibit 1.1(a).

“Net Working Capital Target” means $496,400,000.

“NLRB” means the United States National Labor Relations Board.

“Ordinary Course” means the ordinary course of business of the Business consistent with past practice.

“Owned Real Property” means (a) the parcels (or portions thereof) of real property owned in fee simple by an Acquired Company (other than any such parcel or portion thereof that constitutes an Excluded Asset) and (b) each parcel (or portion thereof) of real property owned in fee simple by an Affiliate of HD Supply (other than an Acquired Company) and included in the Additional Transferred Assets (in each case, together with all fixtures and improvements thereon).

“Permitted Liens” means (a) Liens imposed by Law for Taxes not yet due and payable or that are being properly contested in good faith by appropriate proceedings and for which adequate reserves in respect thereof have been established and taken into account as a liability in the Financial Statements that have been provided as of the date hereof, (b) statutory Liens of landlords, (c) Liens of carriers, warehousemen, mechanics, materialmen, landlords, repairmen, and other Liens imposed by Law or Contract incurred in the Ordinary Course that are not overdue or that are being properly contested, (d) pledges and deposits made in the Ordinary Course in compliance with workers’ compensation, unemployment insurance and other social security Laws or regulations, (e) deposits to secure the performance of bids, trade Contracts, leases, statutory obligations, surety, indemnity and appeal bonds, performance and return-of-money and fiduciary bonds and other obligations of a like nature, in each case, in the Ordinary Course, (f) easements, zoning restrictions, rights-of-way, licenses, covenants, conditions, minor defects, encroachments or irregularities in title and similar encumbrances on or affecting any real property that do not secure any monetary obligations and do not materially interfere with the ordinary conduct of the Business at any real property subject to such Liens, (g) any (i) interest or title of a lessor or sublessor, or lessee or sublessee, under any Lease set forth on Schedule 3.10(b), (ii) restriction or encumbrance that the interest or title of such lessor or sublessor, or lessee or sublessee, may be subject to or (iii) subordination of the interest of the lessee or sublessee under such Lease to any restriction or encumbrance referred to in the preceding clause (ii), (h) Liens on goods held by suppliers arising in the Ordinary Course for sums not yet delinquent or being contested in good faith, if such reserve or other appropriate provision, if any, as required by GAAP has been made therefor and as long as such Lien remains unperfected, (i) the effect of any moratorium, eminent domain or condemnation proceedings and (j) any matters which would be shown on a survey of or by an inspection of the Owned Real Property that do not, and, would not be reasonably expected to materially detract from the use or operation of the property subject thereto as currently used or operated; provided that, notwithstanding the foregoing, the term “Permitted Liens” will not include any Lien securing indebtedness for money borrowed by the Business and/or secured by any Additional Transferred Assets.

“Person” means any individual, partnership, joint venture, corporation, trust, limited liability company, unincorporated organization or other entity or any Governmental Entity.

“Personal Information” means any information that alone or in combination with other information identifies or can be used to identify individuals.

“Purchase Price Adjustment” means (i) Closing Cash, plus (ii) Closing Net Working Capital, minus (iii) the Net Working Capital Target, minus (iv) Closing Indebtedness, minus (v) Transaction Expenses.

“Registered Intellectual Property” means all (a) patents and patent applications (including provisional applications), (b) registered trademarks and service marks, trade dress, and applications to register trademarks and service marks and trade dress, intent-to-use applications, or other registrations or applications related to trademarks and service marks and trade dress, (c) registered copyrights and applications for copyright registration and (d) domain name registrations.

“Regulation S-K” means Regulation S-K promulgated under the Securities Act.

“Regulation S-X” means Regulation S-X promulgated under the Securities Act.

“Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, dumping, disposing, leaching or migration into the environment.

“Representative” means any Person’s Affiliates, directors, officers, employees, managers, consultants, accountants, legal advisors, investment bankers, agents, advisors and representatives.

“Schedules” means the disclosure schedules delivered by HD Supply to Buyer on the date hereof.

“SEC” means the United States Securities and Exchange Commission.

“Seller Benefit Plan” means each Employee Benefit Plan currently sponsored or maintained by HD Supply or any of its Affiliates to which any such Person makes, or has any obligation to make, any contributions and in which Employees or Former Employees participate, but excluding the Company Benefit Plans.

“Seller Marks” means all trademarks and service marks owned by HD Supply or its Affiliates (other than the Acquired Companies) immediately prior to the Closing.

“Sellers” means (a) HD Supply, (b) HD Supply Holdings, LLC, a Florida limited liability company, and (c) HD Supply GP & Management, Inc., a Delaware corporation.

“Senior Notes Indenture” means the indenture, as amended and supplemented, pursuant to which HD Supply issued its 5.375% senior unsecured notes due 2026.

“Shared Intellectual Property” means all Intellectual Property (excluding Seller Marks) owned by HD Supply or its Affiliates (other than the Acquired Companies) and used by the Acquired Companies in more than an incidental manner in the conduct of the Business in the 12 months preceding the Closing Date.

“Solvent” when used with respect to any Person or group of Persons on a combined basis, means that, as of any date of determination for purposes of this Agreement, (i) (a) the Fair Value and Present Fair Saleable Value of the assets of such person and its subsidiaries taken as a whole exceed their Stated Liabilities and the Identified Contingent Liabilities; (b) such person and its subsidiaries taken as a whole do not have Unreasonably Small Capital; and (c) such person and its subsidiaries taken as a whole will be able to pay their Stated Liabilities and Identified Contingent Liabilities as they mature, and (ii) “Fair Value”, “Present Fair Saleable Value”, “Stated Liabilities”, “Identified Contingent Liabilities”, “will be able to pay their Stated Liabilities and Identified Contingent Liabilities as they mature” and “Do not have Unreasonably Small Capital” each have the meanings specified in Annex I to Exhibit E to the Debt Commitment Letter.

“Spinoff” means the spin-off by HD Supply of the Business, as described in the Form 10.

“Subsidiary” or “Subsidiaries” means any and all corporations, partnerships, limited liability companies, joint ventures and other entities controlled by a Person directly or indirectly through one or more intermediaries.

“Surviving Representations” means the representations and warranties set forth in Section 3.1 (Organization), Section 3.2 (Authorization), Section 3.3 (Capitalization), the last sentence of Section 3.6(a) (Indebtedness) and Section 3.21 (Certain Fees).

“Tax” means any tax or other assessment or charge in the nature of a tax (including withholding on amounts paid to or by any Person and amounts payable under any state abandonment or unclaimed property, escheat or similar Law), together with any interest, penalty, addition to tax or additional amount imposed by any Governmental Entity with respect thereto.

“Tax Return” means any original or amended report, return, declaration, claim for refund or information return or statement relating to Taxes.

“Transaction Expenses” means any (a) fees, costs or expenses incurred or subject to reimbursement, directly or indirectly, by any of the Acquired Companies or their Subsidiaries, whether accrued for or not, in each case in connection with the transactions contemplated by this Agreement, and not paid prior to the Closing, including (i) any brokerage fees, commissions, finders’ fees or financial advisory fees, and in each case, related costs and expenses and (ii) fees, costs or expenses of counsel, accountants or other advisors or service providers and (b) any fees, costs or expenses or payments of any of the Acquired Companies or their Subsidiaries related to any change-of-control payments, transaction bonuses or transaction-related discretionary incentives that become payable to Employees or Former Employees as a result of the transactions contemplated hereby (and including the employer portion of any payroll taxes due on such amounts).

“Transition Services Agreement” means the Transition Services Agreement between HD Supply and Buyer, substantially in the form attached hereto as Exhibit 1.1(d)).

“Treasury Regulations” means the final and temporary regulations promulgated under the Code.

“Unaudited Financial Statements” means the unaudited combined balance sheet of the Business as of, and the related combined statements of operations and comprehensive income, equity and cash flows of the Business for the three months ended, May 3, 2020.

“Willful Breach” means a material breach or failure to perform any of the covenants or other agreements contained in this Agreement with the actual knowledge that such action or failure to act would, or would reasonably be expected to, cause a breach of this Agreement.

1.2         Other Definitions. Each of the following terms is defined in the Section set forth opposite such term:

Term	Section

Additional Transferred Assets	5.22
Apple Required Information	5.8(d)(i)
Affiliate Transactions	3.20
Agreement	Preamble
Allocable Purchase Price	2.7
Alternative Financing	5.8(c)
Assumed Liabilities	2.1
BoA	2.4(e)
Business Competing Person	5.18(a)
Business Competitive Activity	5.18(a)

Business Contracts	3.14(a)
Buyer	Preamble
Buyer Related Party	7.3(b)
Buyer Savings Plan	5.9(h)
Buyer’s Tax Act	5.6(h)
COBRA Requirement	5.9(f)
Closing	2.3
Closing Cash	2.6(b)
Closing Date	2.3
Closing Date Balance Sheet	2.6(b)
Closing Indebtedness	2.6(b)
Closing Net Working Capital	2.6(b)
Committed Lenders	4.5(a)
Commitment Letters	4.5(a)
Comparability Requirement	5.9(d)
Continuation Period	5.9(d)
Critical Day One HR Operations	5.9(j)
Debt Commitment Letter	4.5(a)
Debt Financing	4.5(a)
Debt Financing Agreements	5.8(a)
Disability Transfer	5.9(d)
Employees	3.18(c)
Equity Commitment Letter	4.5(a)
Equity Financing	4.5(a)
Equity Financing Source	4.5(a)
Excluded Assets	5.14
Excluded Liabilities	5.14
Fee Letter	4.5(a)
Final End Date	7.1(d)
Financing	4.5(a)
Governmental Approvals	5.3(a)
Guaranteed Lease	5.12(c)
HD Supply	Preamble
HD Supply Marks	5.10
Indemnified Guarantees	5.12(b)
Independent Accountant	2.6(c)
Interim Financial Statements	5.8(d)(i)
IRS	3.18(b)(iv)
Limited Guarantee	4.5(b)
Non-Recourse Party	8.18
Parties	Preamble
Party	Preamble
Pre-Closing Period	5.1
Privileged Communications	8.11(a)
Proposed Allocation	2.7
Purchase Price	2.2

Purchase Price Adjustment Schedule	2.6(b)
Reverse Termination Fee	7.3(a)
Savings Plan Participant	5.9(h)
Securities Act	4.8(a)
Seller ABL Facility	2.4(f)
Seller Savings Plan	5.9(h)
Seller Severance Arrangements	5.9(f)
Straddle Period	5.6(d)
Supporting Documentation	5.6(e)
Tax Proceeding	5.6(k)
Transferred Employees	5.9(d)
Wells Fargo	2.4(f)

1.3         Construction. (a) Unless the context of this Agreement otherwise clearly requires, (i) references to the plural include the singular, and references to the singular include the plural, (ii) references to one gender include the other gender, (iii) the words “include,” “includes” and “including ” do not limit the preceding terms or words and will be deemed to be followed by the words “without limitation”, (iv) the terms “hereof”, “herein”, “hereunder”, “hereto” and similar terms in this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement, (v) the terms “day” and “days” mean and refer to calendar day(s), (vi) the terms “year” and “years” mean and refer to calendar year(s), (vii) the word “or” is not exclusive and will be deemed to mean “and/or”, and (viii) the word “will” shall have the same meaning as the word “shall”.

(b)          Unless otherwise set forth in this Agreement, references in this Agreement, including the Exhibits (but not the Schedules) hereto, to any document, instrument or agreement (including this Agreement) (i) include and incorporate all exhibits, schedules and other attachments thereto, (ii) include all documents, instruments or agreements issued or executed in replacement thereof and (iii) mean such document, instrument or agreement, or replacement or predecessor thereto, as amended, modified or supplemented from time to time in accordance with its terms and in effect at any given time. All Article, Section, Exhibit and Schedule references herein are to Articles, Sections, Exhibits and Schedules of this Agreement, unless otherwise specified.

(c)          Each Party acknowledges that it has been represented by independent counsel of its choice throughout all negotiations that have preceded the execution of this Agreement and that it has executed the same with consent and upon the advice of said independent counsel. Each Party and its counsel cooperated in the drafting and preparation of this Agreement and the documents referred to herein, and this Agreement will not be construed as if prepared by one of the Parties, but rather according to its fair meaning as a whole, as if all Parties had prepared it. Accordingly, any rule of Law or any legal decision that would require interpretation of any ambiguities in this Agreement against the party that drafted it is of no application and is hereby expressly waived.

ARTICLE II

PURCHASE AND SALE

2.1         The Purchase and Sale. Subject to the terms and conditions of this Agreement, at the Closing, (a) HD Supply will, and will cause the other Sellers to, sell, transfer and deliver to Buyer, and Buyer will purchase and acquire from Sellers, all of the Equity Interests, free and clear of all Liens other than restrictions under applicable securities Laws, and (b) Buyer will assume all liabilities (other than liabilities relating to Income Taxes and certain payroll Taxes, which are governed by Section 5.6, and those liabilities that are Excluded Liabilities) to the extent relating to, subject to any other express provision of this Agreement, Employees and Former Employees, whether employed by an Acquired Company, HD Supply or any other Affiliate thereof (collectively, the “Assumed Liabilities”). For avoidance of doubt, Assumed Liabilities includes medical claims incurred prior to the Closing but not submitted as of the Closing and liabilities under the Company Benefit Plans, but excludes any liabilities or obligations in respect of equity compensation held by the Employees or Former Employees (the entirety of which shall be retained by HD Supply and its Affiliates) and any Transaction Expenses.

2.2         Purchase Price. The aggregate purchase price (the “Purchase Price”) for all of the Equity Interests will be an amount equal to the Closing Purchase Price, subject to the adjustment thereto set forth in Section 2.6(e). In addition, at the Closing, Buyer will assume all of the Assumed Liabilities.

2.3         Closing. Subject to the terms and conditions of this Agreement, the closing of the transactions contemplated by this Agreement (the “Closing”) will occur on the third Business Day following the satisfaction or waiver of the conditions to the obligations of the Parties set forth in Article VI (other than those conditions that by their nature are to be satisfied by actions taken at the Closing, but subject to the satisfaction or waiver of such conditions) or on such other date as HD Supply and Buyer may agree in writing; provided that, notwithstanding the foregoing, the Closing will not occur until the earlier of (a) a date during the Apple Marketing Period specified by Buyer on no fewer than three Business Days’ written notice to HD Supply (unless a shorter period shall be agreed to by HD Supply) and (b) the third Business Day following the final day of the Apple Marketing Period (subject, in each case, to the satisfaction or waiver of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied by actions taken at the Closing, but subject to the satisfaction or waiver of such conditions)). The date of the Closing will be referred to herein as the “Closing Date.” The Closing will take place at the offices of Jones Day located at 1420 Peachtree Street, N.E., Suite 800, Atlanta, Georgia 30309, at 9:00 a.m. Atlanta, Georgia time, or at such other place or at such other time as HD Supply and Buyer may agree in writing.

2.4         Deliveries by HD Supply. At the Closing, HD Supply will deliver, or cause to be delivered, to Buyer (unless delivered previously) the following:

(a)          instruments of assignment and transfer in forms that are reasonably satisfactory to the Parties, executed by HD Supply and Sellers, evidencing the transfer of the Equity Interests to Buyer and the assumption of the Assumed Liabilities by Buyer;

(b)          the Transition Services Agreement, executed by HD Supply;

(c)          for each Seller, or in the case of a Seller that is treated as a disregarded entity for U.S. federal income Tax purposes, such Seller’s “regarded” owner, a certificate of non-foreign status complying with Treasury Regulation Section 1.1445-2(b)(2) and an IRS Form W-9 delivered in accordance with Section 1446(f) of the Code;

(d)          the certificates and other documents required to be delivered pursuant to Section 6.3;

(e)          a release, in a form to be mutually agreed by HD Supply and Buyer, and subject to further reasonable comment by Bank of America, N.A. (“BoA”), executed by BoA as administrative agent and collateral agent under the Credit Agreement, dated as of April 12, 2012, as amended, by and among HD Supply, BoA and the lenders from time to time parties thereto, with respect to (i) any Acquired Company’s guarantee and collateral obligations thereunder and (ii) any Liens on any of the assets of the Business thereunder;

(f)           a release, in a form to be mutually agreed by HD Supply and Buyer, and subject to further reasonable comment by Wells Fargo, National Association or any successor thereto (“Wells Fargo”), executed by Wells Fargo or any successor thereto, as administrative agent and U.S. ABL collateral agent under the ABL Credit Agreement (the “Seller ABL Facility”), dated as of April 12, 2012, as amended, among HD Supply, Wells Fargo, and the other parties thereto, with respect to (i) any Acquired Company’s guarantee and collateral obligations thereunder, (ii) with respect to any Acquired Company that is a borrower under the Seller ABL Facility, all of such Acquired Company’s obligations thereunder, and (iii) any Liens on any of the assets of the Business thereunder; and

(g)          a release, in a form to be mutually agreed by HD Supply and Buyer, and subject to further reasonable comment by Wells Fargo, executed by Wells Fargo, as trustee under the Indenture, dated as of October 11, 2018, by and among HD Supply, Wells Fargo, and the other parties thereto, with respect to (i) any Acquired Company’s guarantee obligations thereunder and (ii) any Liens on any of the assets of the Business thereunder.

2.5         Deliveries by Buyer. (a) At the Closing, Buyer will deliver or cause to be delivered to HD Supply the following:

(i)              the Transition Services Agreement, executed by Buyer;

(ii)             to the extent required, the documents referred to in Section 2.4(a), executed by Buyer; and

(iii)            the certificates and other documents required to be delivered pursuant to Section 6.2.

(b)          At the Closing, Buyer will pay to HD Supply (on behalf of Sellers) an amount equal to the Closing Purchase Price by wire transfer in immediately available funds to the account or accounts designated to Buyer in writing by HD Supply at least two Business Days prior to the Closing Date.

2.6         Adjustment to Purchase Price. (a) The Closing Purchase Price will be increased or reduced as set forth in Section 2.6(e).

(b)          No later than 90 days after the Closing Date, Buyer will prepare and deliver to HD Supply (i) a balance sheet of the Business as of the Closing Date (the “Closing Date Balance Sheet”) and (ii) a separate statement (the “Purchase Price Adjustment Schedule”) calculating (A) the Net Working Capital as of 12:01 a.m. on the Closing Date (the “Closing Net Working Capital”), (B) the aggregate Cash balance as of 12:01 a.m. on the Closing Date, excluding any Cash used to reduce the amounts of Closing Indebtedness or Transaction Expenses from and after such time (the “Closing Cash”), (C) the aggregate Indebtedness as of the Closing (“Closing Indebtedness”), (D) the Transaction Expenses and (E) the Purchase Price Adjustment. HD Supply will (x) permit Buyer and its advisors and Representatives reasonable access to the books, records, properties, premises, work papers, personnel and other information of the Business that is in the possession of HD Supply and its Affiliates to permit Buyer and its advisors to prepare the Closing Date Balance Sheet and the Purchase Price Adjustment Schedule or to address any dispute described in this Section 2.6 and (y) reasonably cooperate with Buyer and its advisors and Representatives in connection with such preparation, including providing on a timely basis all other information reasonably necessary or useful in connection with the preparation of the Closing Date Balance Sheet and the Purchase Price Adjustment Schedule as is reasonably requested by Buyer or its advisors or Representatives. Buyer will (x) permit, and will cause the Acquired Companies to permit, HD Supply and its advisors and Representatives reasonable access to the books, records, properties, premises, work papers, personnel and other information of the Business to permit HD Supply and its advisors and Representatives to review the Closing Date Balance Sheet and the Purchase Price Adjustment Schedule or to address any dispute described in this Section 2.6 and (y) reasonably cooperate, and will cause the Acquired Companies to reasonably cooperate, with HD Supply and its advisors and Representatives in connection with such review or any dispute, including providing on a timely basis all other information reasonably necessary or useful in connection with the review of the Purchase Price Adjustment Schedule as is reasonably requested by HD Supply or its advisors or Representatives. The Purchase Price Adjustment Schedule and the calculation of the Closing Cash, Closing Indebtedness and Closing Net Working Capital contained therein will be prepared in accordance with the Accounting Guidelines. The Purchase Price Adjustment Schedule and the calculation of the Closing Cash, Closing Indebtedness and Closing Net Working Capital contained therein will entirely disregard (A) any and all effects on the assets or liabilities of the Business as a result of any financing or refinancing arrangements entered into at any time by Buyer or any other transaction entered into by Buyer in connection with the consummation of the transactions contemplated hereby and (B) any of the plans, transactions or changes which Buyer intends to initiate or make or cause to be initiated or made after the Closing with respect to the Business.

(c)          HD Supply will, within 60 days following its receipt of the Closing Date Balance Sheet and the Purchase Price Adjustment Schedule, accept or reject the Purchase Price Adjustment submitted by Buyer. If HD Supply disagrees with the Closing Date Balance Sheet, the Purchase Price Adjustment Schedule or any calculation thereon, HD Supply will give written notice to Buyer of such dispute and any reason therefor within such 60-day period. Should HD Supply fail to notify Buyer of a dispute within such 60-day period, HD Supply will be deemed to agree with Buyer’s calculation. In the event there is a dispute, the Parties will attempt to reconcile their differences, and any resolution by them as to any disputed amounts will be final, binding and conclusive on the Parties. If the Parties are unable to reach a resolution with such effect within 30 days after the receipt by Buyer of HD Supply’s written notice of dispute, the Parties will submit the items remaining in dispute for resolution to Ernst & Young LLP or, if Ernst & Young LLP is unwilling or unable to serve, by a nationally recognized accounting firm mutually agreed upon by the Parties (such identified or selected firm, the “Independent Accountant”). The Independent Accountant will act as an arbitrator, and the Parties will use commercially reasonable efforts to cause the Independent Accountant to issue its report as to all matters in dispute (and only such matters) and the determination of the Purchase Price Adjustment within 30 days after such dispute is referred to the Independent Accountant. In making its determination, the Independent Accountant (i) will not have the power to modify or amend any term or provision of this Agreement, (ii) will make its determination based solely on the information presented to it by the Parties and will not undertake any independent review, (iii) will be bound by the terms of this Agreement, including the guidelines set forth on Exhibit 1.1(a), and (iv) will not assign a value to any item higher than the highest value for such item claimed by either Party or less than the lowest value claimed by either Party. Each Party will bear all costs and expenses incurred by it in connection with such arbitration, except that the fees and expenses of the Independent Accountant hereunder will be borne by Buyer, on the one hand, and HD Supply, on the other hand, in the same proportion that the aggregate amount of such remaining disputed items so submitted to the Independent Accountant that is unsuccessfully disputed by each such Party (as finally determined by the Independent Accountant) bears to the total amount of such remaining disputed items so submitted. This provision for arbitration will be specifically enforceable by the Parties and the decision of the Independent Accountant in accordance with the provisions hereof will be final and binding with respect to the matters so arbitrated and there will be no right of appeal therefrom.

(d)          The Purchase Price Adjustment Schedule will be deemed final for the purposes of this Section 2.6 upon the earliest of (i) the failure of HD Supply to notify Buyer of a dispute within 60 days after Buyer’s delivery of the Closing Date Balance Sheet and the Purchase Price Adjustment Schedule to HD Supply, (ii) the resolution of all disputes, pursuant to Section 2.6(c), by HD Supply and Buyer, and (iii) the resolution of all disputes, pursuant to Section 2.6(c), by the Independent Accountant.

(e)          Upon finalization of the Purchase Price Adjustment Schedule, the following adjustments will be made:

(i)            If the Purchase Price Adjustment shown on the Purchase Price Adjustment Schedule as so finally determined in accordance with Section 2.6(d) is positive number, then the Closing Purchase Price will be adjusted upward in an amount equal to the Purchase Price Adjustment and Buyer will pay or cause to be paid, within three Business Days of the finalization of the Purchase Price Adjustment Schedule, to HD Supply (on behalf of Sellers) an amount equal to such Purchase Price Adjustment by wire transfer in immediately available funds to one or more accounts designated by HD Supply; and

(ii)          If the Purchase Price Adjustment shown on the Purchase Price Adjustment Schedule as so finally determined in accordance with Section 2.6(d) is a negative number, then the Closing Purchase Price will be adjusted downward in an amount equal to the absolute value of the Purchase Price Adjustment and HD Supply will pay or cause to be paid, within three Business Days of the finalization of the Purchase Price Adjustment Schedule, to Buyer an amount equal to the absolute value of such Purchase Price Adjustment by wire transfer in immediately available funds to one or more accounts designated by Buyer.

2.7         Purchase Price Allocation. The Purchase Price as adjusted pursuant to Section 2.6 (plus any additional amounts treated as consideration under applicable Treasury Regulations) (the “Allocable Purchase Price”) will be allocated among the Equity Interests (and will be further allocated among the assets of Construction Supply and HD Supply Repair & Remodel LLC to the extent required under applicable Tax Law) as provided herein. All allocations under this Agreement will be made in accordance with the requirements of Sections 1060, 743(b), 751 and 755 of the Code and the Treasury Regulations thereunder. No later than 90 days after the Closing Date, Buyer will prepare and deliver to HD Supply its determination of the allocation (the “Proposed Allocation”) of the Allocable Purchase Price. Buyer will (a) permit, and will cause the Acquired Companies to permit, HD Supply and its advisors and Representatives reasonable and timely access to the books, records, properties, premises, work papers, personnel and other information of the Business to permit HD Supply and its advisors and Representatives to review the Proposed Allocation or to address any dispute described in this Section 2.7 (provided that in no event will any such access unreasonably interfere with the conduct of the Business) and (b) reasonably cooperate, and will cause the Acquired Companies to reasonably cooperate, with HD Supply and its advisors and Representatives in connection with such review or any dispute, including providing on a timely basis all other information necessary or useful in connection with the review of the Proposed Allocation as is reasonably requested by HD Supply or its advisors or Representatives and that is reasonably available to Buyer or the Acquired Companies. HD Supply will, within 30 days following its receipt of the Proposed Allocation, accept or reject the Proposed Allocation submitted by Buyer. If HD Supply disagrees with the Proposed Allocation, HD Supply will give written notice to Buyer of such dispute and describing in reasonable detail any reason therefor within such 30-day period. Should HD Supply fail to notify Buyer of a dispute within such 30-day period, HD Supply will be deemed to agree with Buyer’s Proposed Allocation. In the event there is a dispute, the Parties will attempt to reconcile their differences, and any resolution by them as to any disputed amounts will be final, binding and conclusive on the Parties. If the Parties are unable to reach a resolution with such effect within 30 days after the receipt by Buyer of HD Supply’s written notice of dispute, the Parties will submit the items remaining in dispute for resolution to the Independent Accountant. The Independent Accountant will act as an arbitrator, and the Parties will use commercially reasonable efforts to cause the Independent Accountant to issue its report as to all matters in dispute (and only such matters) and the determination of the allocation of the Purchase Price in accordance with this Section 2.7 within 30 days after such dispute is referred to the Independent Accountant. The Independent Accountant will not have the power to modify or amend any term or provision of this Agreement. Each Party will bear all costs and expenses incurred by it in connection with such arbitration, except that the fees and expenses of the Independent Accountant hereunder will be borne by Buyer, on the one hand, and HD Supply, on the other hand, in the same proportion that the aggregate amount of such remaining disputed items so submitted to the Independent Accountant that is unsuccessfully disputed by each such Party (as finally determined by the Independent Accountant) bears to the total amount of such remaining disputed items so submitted. This provision for arbitration will be specifically enforceable by the Parties and the decision of the Independent Accountant in accordance with the provisions hereof will be final and binding with respect to the matters so arbitrated and there will be no right of appeal therefrom. Buyer and HD Supply covenant and agree that the allocations made pursuant to this Section 2.7 will be conclusive and final for all purposes of this Agreement and will be used by them in reporting the Tax consequences of the transactions contemplated by this Agreement (including the preparation of any required IRS Form 8594). Notwithstanding anything to the contrary contained in this Section 2.7, the Parties agree that Schedule 2.7 sets forth the minimum percentage of Allocable Purchase Price that the Parties will report for all applicable Tax purposes with respect to the Equity Interests acquired directly by Buyer under this Agreement in each of Construction Supply and HD Supply Repair & Remodel LLC.  Neither Buyer nor HD Supply will take any position (whether in connection with audits, Tax Returns or otherwise), that is inconsistent with the allocations provided for in this Section 2.7 and on Schedule 2.7, except as may be required pursuant to a “determination” within the meaning of Section 1313(a) of the Code (or similar provision of state, local or foreign Tax law). The Parties will cooperate to adjust the allocations made pursuant to this Section 2.7 to reflect any subsequent adjustments made to the Purchase Price.

2.8         Withholding. Notwithstanding any other provision of this Agreement, and for the avoidance of doubt, (a) each payment made pursuant to this Agreement will be made net of any Taxes required by applicable tax Law to be deducted or withheld from such payment, if any, and (b) any amounts so deducted or withheld from any such payment will be remitted to the applicable Taxing authority and will be treated for all purposes of this Agreement as having been paid to the Party to whom such amounts were owed pursuant to this Agreement. Each of HD Supply and Buyer acknowledges that, to its knowledge, under current Law no withholding is required on any payment to any Seller in its capacity as Seller of the Equity Interests; provided that each Seller certifies as to its non-foreign status in accordance with Section 2.4(c). If Buyer becomes aware that any amount is required to be so deducted or withheld, it will promptly notify HD Supply of any such required deduction or withholding and reasonably cooperate with HD Supply to minimize any such deduction or withholding. This Section 2.8 does not apply to transfer Taxes, provision for which is made in Section 5.6(f).

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF HD SUPPLY

Subject to the terms, conditions and limitations set forth in this Agreement, except as set forth in an applicable Schedule (interpreted as contemplated by Section 8.15) or the Form 10 (other than (i) any information that is contained solely in the “Risk Factors” section of such Form 10, except to the extent such information in “Risk Factors” consists of factual historical statements, and (ii) any forward-looking statements contained in such Form 10 or other disclosures that are predictive, cautionary or forward looking in nature), HD Supply hereby represents and warrants to Buyer as of the date hereof and as of the Closing Date (except as set forth herein) as follows:

3.1         Organization. (a) Each of HD Supply and the Acquired Companies is duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization. Each Acquired Company has the requisite entity power to own, lease and operate its properties and to carry on in all material respects its business as conducted on the date hereof.

(b)          Each Acquired Company is duly qualified or registered to transact business under the Laws of each jurisdiction where the character of its activities or the location of the properties owned or leased by it requires such qualification or registration, except where the failure of such qualification or registration would not, individually or in the aggregate, have a Material Adverse Effect. Schedule 3.1(b) contains a true and correct list as of the date hereof of the jurisdictions in which each Acquired Company is qualified or registered to do business.

3.2         Authorization. Each Seller has the requisite corporate or equivalent power to execute, deliver and perform its obligations under this Agreement and each other agreement contemplated hereby to be executed by such Person, as applicable. The execution, delivery and performance of this Agreement and each other agreement contemplated hereby by Sellers, as applicable, and the consummation of the transactions contemplated hereby have been duly authorized by all required action on the part of the applicable Sellers. This Agreement has been duly executed and delivered by HD Supply, and each other agreement contemplated hereby to be executed by a Seller will be on or prior to the Closing Date duly executed and delivered by such Seller, and assuming due execution by Buyer of this Agreement and each other agreement contemplated hereby to be executed by Buyer, this Agreement constitutes, and each such other agreement will constitute, the valid and binding agreement of HD Supply or such Seller enforceable against HD Supply or such Seller in accordance with its terms, subject to applicable bankruptcy, insolvency and other similar Laws affecting the enforceability of creditors’ rights generally, general equitable principles and the discretion of courts in granting equitable remedies.

3.3         Capitalization. All of the issued and outstanding equity interests of the Acquired Companies are owned beneficially and of record by Sellers or another Acquired Company. Schedule 3.3 sets forth a true and correct list of the issued and outstanding equity interests of each Acquired Company and the holders thereof or, as applicable, the percentage ownership of such holders. The issued and outstanding equity interests of the Acquired Companies are validly issued, fully paid, nonassessable and free of preemptive rights. There are no options, warrants, convertible securities or other rights, agreements, arrangements or commitments of any character relating to the equity interests of the Acquired Companies, or obligating any Seller or any Acquired Company to issue or sell any equity interests of any Acquired Company. There are no outstanding Contractual obligations of any Acquired Company to repurchase, redeem or otherwise acquire any equity interests in any Acquired Company or to make any investment (in the form of a loan, capital contribution or otherwise) in any other Person. As of the Closing, no Acquired Company will own, directly or indirectly, any equity interest in any Person, other than another Acquired Company. Sellers are the record and beneficial owners of the Equity Interests. Collectively, Sellers have, and at the Closing will have, good title to the Equity Interests. The Equity Interests will be transferred to Buyer at the Closing free and clear of any Liens, other than restrictions under applicable securities Laws. At the Closing, no Acquired Company will have any guaranty obligations with respect to Indebtedness under the HD Supply Credit Facilities or the Senior Notes Indenture.

3.4         Title to Assets. Except for assets disposed of in the Ordinary Course and the Additional Transferred Assets, the Acquired Companies have valid title to (or a valid leasehold interest in) each asset and property that is reflected on the Audited Financial Statements, free and clear of all Liens other than Permitted Liens.

3.5         Consents and Approvals; No Violations. Except for applicable requirements of the HSR Act, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement will: (a) conflict with or result in any breach of any provision of the Charter Documents of any Seller or any Acquired Company, or with any resolution or authorization adopted by the governing bodies or equity holders thereof, (b) require any filing with any Governmental Entity or receipt of any Governmental Approval, (c) violate, conflict with or result in a default under, or give rise to any right of termination, cancellation or acceleration under (with or without notice or lapse of time or both), any of the terms, conditions or provisions of any note, mortgage, other evidence of indebtedness, guarantee or Business Contract (including, for the avoidance of doubt, the Senior Notes Indenture and the HD Supply Credit Facilities), or (d) violate any Law, order, injunction or decree applicable to the Business, excluding from the foregoing clauses (b), (c) and (d) such requirements, violations, conflicts, defaults or rights which would not, individually or in the aggregate, reasonably be expected to be materially adverse to the Business and would not materially and adversely affect the ability of Sellers to consummate the transactions contemplated by this Agreement.

3.6         Financial Statements. (a) The Financial Statements are included in the Form 10. The Financial Statements have been prepared in accordance with GAAP, consistently applied throughout the periods covered thereby, and derived from the books and records of the Business. The books and records of the Business accurately reflect in reasonable detail the transactions and dispositions of assets primarily or exclusively related to the Business. The combined balance sheets, and the related combined statements of operations and comprehensive income, equity and of cash flows included in the Financial Statements and the Interim Financial Statements fairly present in all material respects the combined financial position, the results of operations or the changes in equity or cash flows, as the case may be, of the Business as of the relevant dates and for the relevant periods covered thereby in accordance with GAAP consistently applied throughout the periods covered thereby, subject to, in the case of the Interim Financial Statements and the Unaudited Financial Statements, (x) normal and recurring year-end audit adjustments that would not, individually or in the aggregate, be expected to be material and (y) the absence of notes that would not differ materially from those presented in the Audited Financial Statements. At the Closing, no Acquired Company will have any outstanding Indebtedness.

(b)          As of its filing date, the Form 10 complied as to form with all SEC requirements applicable thereto and, in light of the circumstances under which such information was provided, did not contain a misstatement of a material fact or omit any material fact necessary to make the statements therein not misleading.

(c)          The Business has devised and maintained systems of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorization, (ii) transactions are recorded as necessary to permit the preparation of financial statements in conformity with GAAP and to maintain proper accountability for items, (iii) access to the property and assets of the Business is permitted only in accordance with management’s general or specific authorization, and (iv) recorded accountability for items is compared with actual levels at reasonable intervals and appropriate action is taken with respect to any differences.

3.7         No Undisclosed Liabilities. None of the Acquired Companies has any liabilities, except (a) to the extent set forth on, reflected in or reserved against, or specifically disclosed, in the February 2, 2020 balance sheet included in the Audited Financial Statements or notes thereto, (b) liabilities incurred pursuant to or in connection with the transactions contemplated by this Agreement, (c) liabilities incurred in the Ordinary Course since February 2, 2020, and (d) liabilities which are not, individually or in the aggregate, materially adverse to the financial condition or results of operations of the Business.

3.8         Absence of Certain Changes. To the Knowledge of HD Supply, since February 2, 2020 through the date hereof:

(a)          the Business has conducted its business in all material respects in the Ordinary Course;

(b)          the Business has not (i) materially increased the compensation payable or to become payable by the Business to any director of the Business or Employee, except for merit and seniority increases made in the Ordinary Course, (ii) granted any new bonus or severance arrangement to any officer of the Business who is an Employee, or (iii) established any new Employee Benefit Plan;

(c)          there has been no casualty, loss, damage or destruction (whether or not covered by insurance) of any property that is material to the Business;

(d)          there has been no material change in the accounting methods or practices of the Business or any change in depreciation or amortization policies or rates theretofore adopted by the Business;

(e)          the Business has not delayed or postponed the payment of accounts payable or accelerated the collection of accounts receivable outside the Ordinary Course;

(f)           the Business has not taken any other action that would be prohibited by Sections 5.1(a), (b), (c) or (n) (or (q) in respect thereof) if taken after the date hereof; and

(g)          there has not been any Material Adverse Effect.

3.9         Sufficiency of Assets. Except for assets related to the services set forth on the schedules to the Transition Services Agreement or disposed of in the Ordinary Course, the assets of the Acquired Companies and the Additional Transferred Assets constitute all of the assets necessary to operate the Business, in all material respects, in the manner presently operated, and as it has been operated during the periods reflected in the Audited Financial Statements and through the Closing Date, by the Acquired Companies and their Affiliates.

3.10      Real Property. (a) Schedule 3.10(a) sets forth a complete and accurate list of the Owned Real Property as of the date hereof and the owner of such real property. An Acquired Company or an Affiliate of the Acquired Companies that will transfer such Additional Transferred Assets to an Acquired Company prior to Closing pursuant to the terms hereof has good and marketable fee simple title to all of the Owned Real Property free and clear of any Liens other than Permitted Liens and Mortgages.

(b)          Schedule 3.10(b) sets forth a correct and complete list of all Leased Real Property as of the date hereof, the address of such real property and the identity of the lessee, tenant or occupant under each of the Leases. An Acquired Company (or one of their respective Affiliates, if such Affiliate is identified as the lessee, tenant or occupant under any such Lease) has a good and valid leasehold interest in the Leased Real Property, free and clear of any Liens other than Permitted Liens.

3.11      Intellectual Property; IT Systems; Data Security and Privacy. (a) Schedule 3.11(a) contains a list of all Company Registered Intellectual Property owned by the Acquired Companies or their Affiliates as of the date hereof and the jurisdictions where each is registered (if any). The Intellectual Property set forth on Schedule 3.11(a) is subsisting, valid and enforceable.

(b)          An Acquired Company is the exclusive owner of any Company Intellectual Property that is owned by the Acquired Companies, free and clear of all Liens, other than Permitted Liens, or possesses the rights to use the Company Intellectual Property in the Business as currently conducted. The Acquired Companies or their Affiliates have paid all maintenance fees, renewal fees or annuity expenses due for payment prior to the date hereof for maintenance of Company Registered Intellectual Property owned by the Acquired Companies or their Affiliates.

(c)          Neither the Acquired Companies nor their Affiliates have granted any licenses to a third party (except in the Ordinary Course) for use of Company Intellectual Property owned by the Acquired Companies or their Affiliates as of the date hereof.

(d)          Neither the use of Company Intellectual Property by the Acquired Companies nor the conduct of the Business in the Ordinary Course, misappropriates, infringes upon or conflicts with any Intellectual Property rights of any third party in any material respect. No party has filed a written claim or given an Acquired Company written notice (or, to the Knowledge of HD Supply, threatened to file a claim or give written notice) during the two-year period prior to the date hereof against the Acquired Companies or their Affiliates alleging that the conduct of the Business has violated, infringed on or otherwise improperly used the Intellectual Property rights of such party.

(e)          The Internal IT Systems are adequate in all material respects for the conduct of the Business as currently conducted and, to the Knowledge of HD Supply, do not contain any Malware that would reasonably be expected to interfere with the ability of the Acquired Companies to conduct the Business or present a material risk of unauthorized access, disclosure, use, corruption, destruction or loss of any Personal Information or other non-public information. During the one-year period prior to the date hereof, (i) there have been no breaches in security for the Internal IT Systems that have resulted in the loss, or unauthorized access, disclosure or use of, any Personal Information that had a material impact on the Business and (ii) no Acquired Company, has received any written claims, notices or complaints regarding an Acquired Company’s information practices or the use of any Personal Information, or alleging a violation of any individual’s privacy, personal or confidentiality rights from any Person.

3.12      Litigation. There is no, and since January 29, 2017 has been no, Action pending or, to the Knowledge of HD Supply, threatened against any Acquired Company or the Business, other than those that would not, individually or in the aggregate, reasonably be expected to be materially adverse to the Business or to have a material adverse effect on the ability of Sellers to consummate the transactions contemplated by this Agreement in a timely manner. The matters set forth on Schedule 3.12(b) are being administered under, and are subject to coverage under the terms of, various insurance policies, and Buyer will have access to such policies after the Closing pursuant to Section 5.20 to the extent that any claims in respect of such matters have not been fully paid prior to the Closing. The Business is not subject to any outstanding order, writ, judgment, award, injunction or decree of any Governmental Entity of competent jurisdiction or any arbitrator or arbitrators, or a party to any settlement agreement with any Governmental Entity, other than those that would not, individually or in the aggregate, reasonably be expected to be materially adverse to the Business.

3.13      Compliance with Applicable Law. The Business is, and has been since January 29, 2017, in compliance in all material respects with all applicable Laws. Since January 31, 2015, the Acquired Companies and each of their respective officers, directors, employees, and, to the Knowledge of HD Supply, agents have not violated, directly or indirectly, any provision of the U.S. Foreign Corrupt Practices Act of 1977 (as amended) or any other anti-corruption or anti-bribery Laws applicable to the Acquired Companies.  The officers, directors, employees, and, to the Knowledge of HD Supply, agents of the Acquired Companies also have not in the course of their actions for, or on behalf of, the Acquired Companies, since January 31, 2015, engaged directly or indirectly in transactions connected with any government, country, or other individual or entity that is the target of U.S. economic sanctions administered by the U.S. Treasury Department Office of Foreign Assets Control (“OFAC”), or in transaction prohibited by any Law administered by OFAC or by any other applicable economic or trade sanctions Law. The representations and warranties set forth in this Section 3.13 do not address compliance with Environmental Laws, which is solely the subject of Section 3.16.

3.14      Business Contracts. (a) Schedule 3.14(a) sets forth, as of the date hereof, a correct and complete list of the following Contracts to which any Acquired Company is a party or that are otherwise included within the Additional Transferred Assets (each Contract required to be listed on Schedule 3.14(a), the “Business Contracts”) (other than the Company Benefit Plans set forth on Schedule 3.18):

(i)            all Contracts (excluding work orders and purchase orders) with suppliers involving purchases of more than $10.0 million in the fiscal year ended February 2, 2020 or that are reasonably expected to involve purchases of more than $10.0 million in the fiscal year ending in 2021;

(ii)          all Contracts (excluding work orders, purchase orders and credit applications submitted in the Ordinary Course) with customers involving purchases of more than $5.0 million in the fiscal year ended February 2, 2020 or that are reasonably expected to involve purchases of more than $5.0 million in the fiscal year ending in 2021;

(iii)         (x) any Contract for the employment of any Employee or with respect to the equity or other compensation of any Employee that is not terminable at will and (y) any Contract providing for cash severance pay in excess of any generally applicable policy;

(iv)         all bonds, debentures, notes, loans, credit or loan agreements or loan commitments, mortgages, indentures, guarantees or other Contracts relating to the borrowing of money;

(v)          all leases or licenses involving any assets (whether personal or mixed, tangible or intangible, but excluding the Leased Real Property and the Owned Real Property) involving an annual commitment or payment of more than $500,000 individually by the Business;

(vi)         all Leases involving an annual commitment or payment of more than $500,000;

(vii)        all Contracts that provide for an increased payment or benefit, or accelerated vesting, upon the execution of this Agreement or the Closing or in connection with the transactions contemplated hereby;

(viii)       all joint venture or partnership Contracts, other than the partnership agreement of Construction Supply;

(ix)         all Contracts restricting the Business from engaging in or competing with any business activity in any geographic area or otherwise purporting to materially limit the conduct of the Business;

(x)          all Contracts that require any Acquired Company or the Business to use any supplier or third party exclusively with respect to certain products or services or requires any Acquired Company to provide to other parties “most favored nation” pricing;

(xi)         all Contracts requiring any capital commitment or capital expenditure (including any series of related expenditures) by any Acquired Company or relating to the Business of more than $1.0 million;

(xii)        all Contracts providing for the acquisition or disposition of any business, Person or assets material to the Business under which there are any surviving or outstanding earn-out or other material rights or obligations (including indemnification obligations); and

(xiii)       all Contracts by which an Acquired Company or an Affiliate thereof licenses Intellectual Property from or to any Person, other than (A) Contracts licensing generally available mass market software under a click-wrap or shrink-wrap license or subscription service involving payments to or from the Business less than $500,000 per annum, (B) Contracts entered into with customers, sales agents, suppliers or other service providers in the Ordinary Course that include non-exclusive licenses of Intellectual Property that are incidental to the Contract, and (C) non-disclosure Contracts entered into in the Ordinary Course.

(b)          All Business Contracts are in full force and effect in all material respects and, assuming the due authorization, execution and delivery by any other party thereto, are currently enforceable against the Acquired Companies or one of their respective Affiliates, as applicable, and, to the Knowledge of HD Supply, as of the Closing will be, if not previously terminated or expired, enforceable against the other party thereto in accordance with the express terms thereof, subject to bankruptcy, insolvency, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general principles of equity, except for such failures that would not, individually or in the aggregate, reasonably be expected to be materially adverse to the Business. There does not exist under any Business Contract any event of default or event or condition that, after notice or lapse of time or both, would constitute a violation, breach or event of default thereunder as of the date hereof on the part of the Business, except as set forth on Schedule 3.14(b) and except for such violations, breaches, defaults, events or conditions that would not, individually or in the aggregate, reasonably be expected to be materially adverse to the Business.

3.15      Tax Returns; Taxes. (a) All Income Tax Returns and all material non-Income Tax Returns of the Acquired Companies required to have been filed with any Taxing authority in accordance with any applicable Law have been duly and timely filed and are correct and complete in all material respects.

(b)          All material Taxes required to be paid by or with respect to any of the Acquired Companies have been duly and timely paid in full.

(c)          All deficiencies asserted as a result of any examination of any Tax Returns of the Acquired Companies have been paid in full, accrued on the books of the Acquired Companies or finally settled.

(d)          No claims have been asserted and no proposals or deficiencies for any Taxes of the Acquired Companies or any Taxes of any other Person, including HD Supply or its Affiliates, for which the Acquired Companies could be held liable are being asserted, proposed or, to the Knowledge of HD Supply, threatened, and no audit or investigation of any Tax Return of the Acquired Companies or any Tax Return of such other Person relating to Taxes for which the Acquired Companies could be held liable is currently underway, pending or, to the Knowledge of HD Supply, threatened.

(e)          Each Acquired Company has withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid to any employee, independent contractor, creditor, equity holder, stockholder or other third party.

(f)           There are no outstanding waivers or Contracts by or on behalf of the Acquired Companies for the extension of time for the assessment of any Taxes or any deficiency thereof.

(g)          There are no Liens for Taxes against any asset of the Acquired Companies or any of the Additional Transferred Assets (other than Permitted Liens).

(h)          None of the Additional Transferred Assets consists of any interest in a corporation, partnership or other entity for Tax purposes.

(i)            None of Buyer or any of its Affiliates (including, after the Closing, any Acquired Company) will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date, as a result of any (i) change in method of accounting in respect of any Acquired Company for a taxable period ending on or prior to the Closing Date under Section 481 of the Code (or any corresponding provision of state, local or foreign income Tax law), (ii) installment sale or open transaction disposition in respect of any Acquired Company made on or prior to the Closing Date, (iii) prepaid amount received in respect of any Acquired Company on or prior to the Closing Date, or (iv) election made pursuant to Section 965(h) of the Code in respect of any Acquired Company.

(j)            No Acquired Company has participated in a listed transaction within the meaning of Treasury Regulations Section 1.6011-4(c).

(k)          No Acquired Company has been a “distributing corporation” or a “controlled corporation” within the meaning of Section 355 of the Code (i) in the two years prior to the date of this Agreement or (ii) in a distribution that could otherwise constitute a “plan” or “series of related transactions” in conjunction with the transaction contemplated by this Agreement. No Acquired Company is a party to an unexpired “gain recognition agreement” within the meaning of the Treasury Regulations under Section 367 of the Code.

(l)            No Acquired Company (i) has received or applied for a Tax ruling or entered into a closing agreement pursuant to Section 7121 of the Code (or any predecessor provision or any similar provision of state or local law), in either case that would be binding upon any of the Acquired Companies after the Closing Date, (ii) is or has been a member of any affiliated, consolidated, combined or unitary group for purposes of filing Tax Returns or paying Taxes (other than a group the common parent of which is HD Supply) or (iii) has any liability for the Taxes of any Person (whether under Treasury Regulation Section 1.1502-6 or any similar provision of state, local or foreign law, as a transferee or successor, pursuant to any Tax sharing or indemnity Contract, or otherwise).

(m)        No Acquired Company has been a United States real property holding corporation within the meaning of Section 897(c)(1)(A)(ii) of the Code within the five-year period ending on the date hereof.

(n)          The shares of HDS Canada Inc. are not “taxable Canadian property” for purposes of the Income Tax Act (Canada), as amended.

(o)          No jurisdiction in which an Acquired Company conducts business but does not file any Tax Return has issued a written claim that such Acquired Company or a portion of its business is subject to any Taxes imposed by such jurisdiction.

(p)          At all times since its formation, each of HD Supply Repair & Remodel LLC, and White Cap Management, LLC has been classified as an entity disregarded as separate from its owner for U.S. federal income Tax purposes. At all times since April 2, 2016, Kenseal Construction Products, LLC has been classified as an entity disregarded as separate from its owner for U.S. federal income Tax purposes.

(q)          At all times since its formation, Construction Supply has been classified as a partnership for U.S. federal income Tax purposes and neither Construction Supply, nor any person acting on behalf of, or with respect to, Construction Supply, has made an election under Treasury Regulations Section 301.7701-3 to classify Construction Supply as an association taxable as a corporation for U.S. federal income Tax purposes.

(r)           At all times since formation, each of the Acquired Companies (other than HD Supply Repair & Remodel LLC, Construction Supply, White Cap Management, LLC and Kenseal Construction Products, LLC) has been classified as an association taxable as a corporation for U.S. federal income Tax purposes.

(s)          Construction Supply (i) has not elected to have the provisions of Chapter 63 of the Code, as amended by the Bipartisan Budget Act of 2015, apply to it with respect to any Tax year prior to January 1, 2018 and (ii) has made an election pursuant to Section 754 of the Code, and such election has not been revoked, and will apply for the Tax year that includes the Closing Date.

3.16      Environmental Matters. (a) The Acquired Companies hold, and are in material compliance with, all material Environmental Permits required under Environmental Laws. The Business is, and since January 29, 2017 has been, in compliance with applicable Environmental Laws, except where the failure to be in compliance would not have a Material Adverse Effect.

(b)          No Acquired Company nor any Affiliate thereof has received written notice from any Governmental Entity or other Person that the Business is subject to any pending claim, violation or liability based upon any provision of any Environmental Law and arising out of any act or omission of the Acquired Companies or any of their respective Affiliates or arising out of the ownership, use, control or operation by the Business of any facility, site, area or property from which there was a Release of any Hazardous Substance, which claim, violation or liability if adversely resolved, would have a Material Adverse Effect. There has been no Release of or exposure to Hazardous Substances at any real property currently or, to the Knowledge of HD Supply, formerly owned or leased by the Acquired Companies that has resulted or would reasonably be expected to result in a Material Adverse Effect.

(c)          The transactions contemplated by this Agreement require no notice to or approval from any Governmental Entity under any Environmental Law, except any notice or approval that, if not given or obtained, would not, individually or in the aggregate, reasonably be expected to be materially adverse to the Business.

3.17      Licenses and Permits. The Acquired Companies own or possess all Licenses that are necessary to enable them to carry on the Business as presently conducted, except, in each case, where the failure to have a particular License would not, individually or in the aggregate, reasonably be expected to be materially adverse to the Business. All such Licenses are in full force and effect, and the Business is in compliance in all material respects with the requirements of such Licenses. Neither the Business nor any of the Acquired Companies is subject to any administrative or judicial proceeding pending, or, to the Knowledge of HD Supply, threatened, by any Governmental Entity that has had or would reasonably be expected to result in any materially adverse modification, termination or revocation of any License. The representations and warranties set forth in this Section 3.17 do not apply to Environmental Permits, which are solely the subject of Section 3.16(a).

3.18      Employees; Company Benefit Plans. (a) As of the date hereof, Schedule 3.18 contains a correct and complete list of each material Company Benefit Plan and each material Seller Benefit Plan (separately indicating the status of each as a Company Benefit Plan or Seller Benefit Plan).(b)Except as set forth on Schedule 3.18(b):

(i)            No Company Benefit Plan is a “multiemployer pension plan” (as defined in Sections 3(37) or 4001(a)(3) of ERISA) or a “multiple employer plan” described in Section 413(c) of the Code, and the Acquired Companies have not, within the last five years, contributed to, been required to contribute to, or otherwise had any obligation or liability in connection with any such “multiemployer plan” or “multiple employer plan.” With respect to the Company Benefit Plans, none of Buyer nor any of its Affiliates (including, following the Closing, the Acquired Companies) will, as a result of the transactions contemplated by this Agreement, assume by operation of applicable Law or otherwise any liability with respect to (A) a “multiemployer plan” (within the meaning of Section 3(37) of ERISA), (B) a “multiple employer plan” (within the meaning of Section 413(c) of the Code), (C) any single employer plan or other pension plan subject to Title IV or Section 302 of ERISA or Section 412 of the Code or (D) any employee benefit plan, program or arrangement that provides for medical, life insurance or other welfare type benefits after termination of employment (other than as required to avoid an excise Tax under Section 4980B of the Code or other similar applicable Law). No Acquired Company has or is reasonably expected to incur any liability as a result of being an ERISA Affiliate of Sellers or their Affiliates (other than the Acquired Companies).

(ii)          No Company Benefit Plan is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA that is subject to Title IV of ERISA or Section 412 of the Code. No material withdrawal liability under Title IV of ERISA has been incurred by the Business.

(iii)         Each Company Benefit Plan has been established and administered in all material respects in accordance with its terms and in compliance with applicable Laws, including ERISA and the Code.

(iv)         Each Company Benefit Plan and Seller Benefit Plan in which Employees participate, in each case, intended to be “qualified” within the meaning of Section 401(a) of the Code that is intended to be exempt from taxation under Section 501(a) of the Code has received a favorable determination letter from the U.S. Internal Revenue Service (the “IRS”) or other letter indicating that it is so qualified, or is in the process of obtaining such a letter. To the Knowledge of HD Supply and its Affiliates, nothing has occurred since the issuance of the IRS determination letters referred to in this clause (iv) that would reasonably be expected to adversely affect such qualification or exemption, as the case may be.

(v)          There is no pending or, to the Knowledge of HD Supply and its Affiliates, threatened claim (other than a routine claim for benefits), proceeding, examination, audit, investigation or other proceeding with respect to any Company Benefit Plan, except where any such claim, investigation, examination, audit or other proceeding would not, individually or in the aggregate, be material to the Business.

(vi)         No Employee Benefit Plan exists that, as a result of the execution of this Agreement or the consummation of the transactions contemplated by this Agreement, alone or together with any other event, could reasonably be expected to (A) result in severance pay or any increase in severance pay of any Employee, (B) accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable under, or result in any other material obligation pursuant to, any of the Employee Benefit Plans in respect of any Employee, (C) result in the creation or imposition of any Lien on any of the assets of the Business, or (D) result in any payment (whether in cash or property or the vesting of property) to any Employee who is a “disqualified individual” (as such term is defined in Treasury Regulation Section 1.280G-1) that could reasonably be construed, individually or in combination with any other such payment, to constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code). No Employee is entitled to receive any additional payment (including any tax gross-up or other payment) from HD Supply or any of its Affiliates (including the Acquired Companies) as a result of the imposition of the excise taxes required by Section 4999 of the Code or any taxes required by Section 409A of the Code.

(c)          Schedule 3.18(c) sets forth a list of each Employee as of the date hereof, with each such Employee’s title, base salary, wage rate or annualized fixed remuneration, 2020 long-term incentive plan goal, start date, employment status (i.e., part-time or full-time, exempt or non-exempt), principal work location, whether the Employee is on leave, and an indication of whether or not such Employee’s employment is governed by a collective bargaining agreement. Schedule 3.18(c) includes all Employees necessary for the continued conduct of the Business after the Closing in all material respects in the same manner as it is currently conducted.

3.19      Labor Relationships. Except as set forth on Schedule 3.19:

(a)          None of the Employees is represented by a labor organization or group that was either voluntarily recognized or certified by any labor relations board (including the NLRB).

(b)          Neither HD Supply nor any of its Affiliates (including the Acquired Companies) is a party to a collective bargaining agreement, labor agreement or other labor-related arrangement with any trade union, labor union or labor organization or group relating to Employees, and there are no labor unions or labor organizations or groups representing any Employee that were voluntarily recognized or certified by any labor relations board, or, to the Knowledge of HD Supply and its Affiliates, any organizational campaigns, petitions or other unionization activities seeking recognition of a bargaining unit in the Business or of any Employee.

(c)          No labor dispute, walk out, strike, hand billing, picketing, or organized work stoppage involving the Employees has occurred in the last three years, is in progress or, to the Knowledge of HD Supply or its Affiliates, has been threatened in the last three years. HD Supply and each of its Affiliates are in compliance, with respect to the Employees, in all material respects, with all applicable Laws respecting labor, employment, fair employment practices, terms and conditions of employment, workers’ compensation, occupational safety and health requirements, employment classification, authorization to work in the United States, the WARN Act, plant closings and layoffs, the Fair Labor Standards Act of 1938, withholding of taxes, employment discrimination, equal opportunity, employee leave issues and unemployment insurance (collectively, “Employee Matters”). Except as set forth on Schedule 3.19(c), there is no pending or, to the Knowledge of HD Supply or its Affiliates, threatened Action involving any Employee Matter that is material to the Business.

3.20      Affiliate Transactions. Other than (a) any arrangement between HD Supply or its Affiliates to provide benefits to employees of the Acquired Companies under any Company Benefit Plan, (b) any employment or retention agreement or agreement providing for any severance or similar benefits to any Person, or (c) the transactions contemplated by this Agreement, there are no transactions, agreements or arrangements, nor are there any currently proposed transactions, agreements or arrangements, or series of related transactions, agreements, or arrangements, between the Acquired Companies, on the one hand, and any of HD Supply or any of its Affiliates (other than the Acquired Companies), on the other hand (“Affiliate Transactions”), in each case, other than transactions, agreements or arrangements with no outstanding obligations on the part of any party thereto.

3.21      Certain Fees. Except for Goldman, Sachs & Co., neither HD Supply nor any of its Affiliates has employed any broker, finder, investment banker, or other intermediary or incurred any liability for any investment banking fees, financial advisory fees, brokerage fees, finders’ fees, or other similar fees in connection with this Agreement or the transactions contemplated hereby. The Acquired Companies will not be responsible for any Transaction Expenses in connection with this Agreement or the transactions contemplated hereby based on any commitments made or on behalf of HD Supply or any of its Affiliates.

3.22      Customers and Suppliers. Schedule 3.22 sets forth the names of the ten suppliers and five customers to whom or which the Business paid or from whom or which the Business received the greatest sum of money in respect of services, products or materials provided to or from the Business during the 12 months ended May 3, 2020. In the 12 months prior to the date hereof, neither HD Supply nor any of its Affiliates received written, or, to the Knowledge of HD Supply, other, notice from a supplier or customer listed in Schedule 3.22 that such supplier or customer is canceling or otherwise terminating its relationship with the Business, or materially reducing purchases from or sales to the Business, or otherwise seeking to materially modify the terms of its dealings with the Business in a manner that is adverse to the Business.

3.23      NO OTHER REPRESENTATIONS OR WARRANTIES. NEITHER HD SUPPLY NOR ANY OF ITS AFFILIATES MAKES ANY REPRESENTATION OR WARRANTY TO BUYER WITH RESPECT TO, AND BUYER WILL NOT BE ENTITLED TO RELY ON:

(a)          ANY PROJECTIONS, ESTIMATES OR BUDGETS DELIVERED TO OR MADE AVAILABLE TO BUYER OR ANY INFORMATION REGARDING FUTURE REVENUES, EXPENSES OR RESULTS OF OPERATIONS OF THE BUSINESS; OR

(b)          EXCEPT AS EXPRESSLY COVERED BY A REPRESENTATION AND WARRANTY CONTAINED IN THIS ARTICLE III, ANY OTHER INFORMATION OR DOCUMENTS (FINANCIAL OR OTHERWISE) MADE AVAILABLE TO BUYER OR ITS COUNSEL, ACCOUNTANTS OR ADVISERS WITH RESPECT TO THE ACQUIRED COMPANIES OR THE BUSINESS.

EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS ARTICLE III, NEITHER HD SUPPLY NOR ANY OF ITS AFFILIATES MAKES ANY REPRESENTATION OR WARRANTY IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF BUYER

Subject to the terms, conditions and limitations set forth in this Agreement, Buyer hereby represents and warrants to HD Supply as of the date hereof and as of the Closing Date (except as set forth herein) as follows:

4.1         Organization. Buyer is a limited liability company, duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization, and has the corporate or equivalent power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted.

4.2         Authorization. Buyer has the corporate or equivalent power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly authorized, executed and delivered by Buyer and does, when duly executed by all Parties and delivered by Buyer, constitute the valid and binding agreement of Buyer, enforceable against Buyer in accordance with its terms, subject to applicable bankruptcy, insolvency and other similar Laws affecting the enforceability of creditors’ rights generally, general equitable principles and the discretion of courts in granting equitable remedies.

4.3         Consents and Approvals; No Violations. Except for applicable requirements of the HSR Act, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will: (a) conflict with or result in any breach of any provision of the Charter Documents of Buyer; (b) require any filing with, or the obtaining of any permit, authorization, consent or approval of, any Governmental Entity; (c) violate, conflict with or result in a default (or any event which, with notice or lapse of time or both, would constitute a default) under, or give rise to any right of termination, cancellation or acceleration under, any of the terms, conditions or provisions of any note, mortgage, other evidence of indebtedness, guarantee, license, agreement, lease or other contract, instrument or obligation to which Buyer is a party or by which Buyer or any of its assets may be bound; or (d) violate any Law, order, injunction or decree applicable to Buyer, excluding from the foregoing clauses (b), (c) and (d) such requirements, violations, conflicts, defaults or rights (i) which would not adversely affect the ability of Buyer to consummate the transactions contemplated by this Agreement or (ii) which become applicable as a result of any acts or omissions by, or the status of or any facts pertaining to, Sellers.

4.4         Litigation. As of the date hereof, there is no Action pending or, to the knowledge of Buyer, threatened against Buyer, by or before any Governmental Entity or by any third party which challenges the validity of this Agreement or which would be reasonably likely to adversely affect or restrict Buyer’s ability to consummate the transactions contemplated by this Agreement.

4.5         Financial Capability. (a) Concurrently with the execution of this Agreement, Buyer has delivered to HD Supply, true, complete and correct copies of (i) an executed equity commitment letter, dated as of the date hereof (the “Equity Commitment Letter”), from Clayton, Dubilier & Rice Fund XI, L.P., a Cayman Islands exempted limited partnership (the “Equity Financing Source”), pursuant to which the Equity Financing Source has committed, subject to the terms and conditions set forth therein, to invest in Buyer the amount set forth therein (the “Equity Financing”), (ii) an executed debt commitment letter, dated as of the date hereof (including all related exhibits, schedules, annexes, supplements and term sheets thereto, and as amended from time to time after the date hereof in compliance with Section 5.8, the “Debt Commitment Letter” and, together with the Equity Commitment Letter, the “Commitment Letters”) from the lenders party thereto (collectively, the “Committed Lenders”) and the arrangers party thereto, pursuant to which the Committed Lenders have committed, subject only to the terms and conditions set forth therein, to provide to Buyer debt financing in the aggregate amount set forth therein (the “Debt Financing” and, together with the Equity Financing, the “Financing”), and (iii) the fee letter related to the Debt Commitment Letter, except that the existence or amount of fees, flex provisions, pricing terms, pricing caps and other commercially sensitive terms specified therein have been redacted (such fee letter, the “Fee Letter”). As of the date hereof, the Commitment Letters and the Fee Letter are in full force and effect and have not been amended or modified. Assuming the accuracy of the representations and warranties set forth in Article III, Buyer has no reason to expect as of the date of this Agreement (A) that any of the conditions to the Financing contained in the Commitment Letters to be satisfied by it or its Affiliates will not be satisfied or (B) that any portion of the Financing will not be available to Buyer on the Closing Date. Assuming the Financing is funded on or prior to the Closing Date in accordance with the Commitment Letters, the accuracy of the representations and warranties set forth in Article III, the performance by HD Supply and its Affiliates of their respective obligations under this Agreement, including the obligations set forth in Section 5.8(d), and the satisfaction of all of the conditions to the obligation of Buyer to consummate the transactions contemplated by this Agreement, the aggregate proceeds of the Financing contemplated by the Commitment Letters will be sufficient to fund all of the amounts required to be paid by Buyer on the Closing Date to consummate the transactions contemplated by this Agreement.

(b)          Concurrently with the execution of this Agreement, Buyer has delivered to HD Supply the limited guarantee, dated as of the date hereof (the “Limited Guarantee”), duly executed by the Equity Financing Source in favor of HD Supply with respect to the performance by Buyer of certain payment obligations under this Agreement. As of the date hereof, the Limited Guarantee is in full force and effect and constitutes the legal, valid and binding obligations of the Equity Financing Source, except as the enforceability thereof may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws relating to or affecting the rights and remedies of creditors generally and general principles of equity (regardless of whether such enforcement is sought in a proceeding at law or in equity).

(c)          For the avoidance of doubt, but without limiting the terms and conditions of Section 8.12, Buyer acknowledges that its obligations to consummate the transactions contemplated by this Agreement on the terms set forth herein are not conditioned upon (i) the availability or consummation of the Financing (or any Alternative Financing), (ii) the availability of any equity or debt financing relating to the Caramel Agreement or the transactions contemplated thereby or (iii) the consummation of the transactions contemplated by the Caramel Agreement.

4.6         Solvency. Buyer is not entering into the transactions contemplated by this Agreement with the actual intent to hinder, delay or defraud either present or future creditors of the Acquired Companies. Assuming (a) that the representations and warranties set forth in Article III are true and correct in all material respects, (b) that HD Supply and Buyer have each complied with their respective obligations under this Agreement, (c) that the most recent financial forecasts for the Business made available to Buyer by HD Supply prior to the date hereof have been prepared in good faith based upon assumptions that were and continue to be reasonable, (d) the satisfaction of the conditions to Buyer’s obligation to consummate the transactions contemplated by this Agreement and (e) that, immediately prior to the Closing, without giving effect to the Financing, the Business is Solvent, at and immediately after the Closing, and after giving effect to the transactions contemplated hereby (including the Financing, the repayment, redemption, discharge or refinancing of any Indebtedness of the Business and the payment of all fees and expenses required to be paid by Buyer in connection with the transactions contemplated by this Agreement or the Financing), Buyer and its Subsidiaries on a consolidated basis will be Solvent.

4.7         Independent Review. Buyer has conducted its own independent review and analysis of the Business and its condition, cash flow and prospects, and acknowledges that Buyer has been provided access to the properties, premises and records of the Business for this purpose, including to certain projections, including projected statements of operating revenues and income from operations of the Business and certain business plan information. Buyer acknowledges that there are uncertainties inherent in attempting to make such estimates, projections and other forecasts and plans, that Buyer is familiar with such uncertainties and that Buyer is taking full responsibility for its own evaluation of the adequacy and accuracy of all estimates, projections and other forecasts and plans so furnished to it, including the reasonableness of the assumptions underlying such estimates, projections and forecasts. EXCEPT AS SET FORTH IN ARTICLE III, none of HD Supply, its affiliates or any of their respective directors, officers, equityholders, members, partners, employees, controlling Persons, agents, advisors or Representatives makes or has made any oral or written representation or warranty, either express or implied, as to the accuracy or completeness of any of the information set forth in management presentations relating to the acquired Companies made available to buyer, its Affiliates or its Representatives, in materials made available in any “data room” (virtual or otherwise), including any cost estimates delivered or made available, in financial projections or other projections, in presentations by the management of the acquired Companies, in “break-out” discussions, in responses to questions submitted by or on behalf of buyer, its Affiliates or its Representatives, whether orally or in writing, in materials prepared by or on behalf of the acquired Companies, or in any other form, or the pro-forma financial information, projections or other forward-looking statements of any acquired Company, in each case in expectation or furtherance of the transactions contemplated by this Agreement. Buyer is knowledgeable about the industries in which the Business operates and is capable of evaluating the merits and risks of the transactions contemplated by this Agreement and is able to bear the substantial economic risk of such investment for an indefinite period of time. In entering into this Agreement, Buyer has relied exclusively upon its own investigation and analysis and the representations and warranties contained herein, and Buyer:

(a)          acknowledges that (i) it has had the opportunity to visit the Acquired Companies and meet with their officers and other Representatives to discuss the Business and its condition, cash flow and prospects, and (ii) materials and information requested by Buyer have been provided to Buyer to Buyer’s reasonable satisfaction;

(b)          acknowledges that it has undertaken such due diligence (including a review of the assets, liabilities, books, records and Contracts of the acquired Companies and the Additional Transferred Assets) as Buyer deems adequate;

(c)          acknowledges that, except as set forth in Article III, none of HD Supply, any of its Affiliates nor any of their respective partners, directors, officers, employees, agents or Representatives makes, and that Buyer has not relied on, any representation or warranty, either express or implied, as to the accuracy or completeness of any of the information provided or made available to Buyer or its agents or Representatives prior to the execution of this Agreement;

(d)          agrees, to the fullest extent permitted by Law, that except as set forth in Article III, no Seller, nor the Acquired Companies nor any of their respective partners, managers, directors, officers, employees, Affiliates, agents or Representatives will have any liability or responsibility whatsoever to Buyer on any basis (including in contract or tort, under federal or state securities Laws or otherwise) based upon any information provided or made available, or statements made, to Buyer prior to the execution of this Agreement, or any errors therein or omissions therefrom; and

(e)          acknowledges that, none of HD Supply, any of its Affiliates nor any of their respective partners, directors, officers, employees, agents or Representatives makes, has made or will be deemed to have made, and that Buyer has not relied on, any representation, warranty, covenant or agreement, express or implied, with respect to the Acquired Companies or the Business, other than the representations, warranties, covenants and agreements of HD Supply that are expressly set forth in this Agreement.

4.8         Purchase for Investment (a) Buyer is acquiring the Equity Interests solely for investment for its own account and not with the view to, or for resale in connection with, any “distribution” (as such term is used in Section 2(11) of the Securities Act of 1933, as amended (the “Securities Act”)) thereof. Buyer understands that the Equity Interests have not been registered under the Securities Act or any state or foreign securities Laws by reason of specified exemptions therefrom that depend upon, among other things, the bona fide nature of its investment intent as expressed herein and as explicitly acknowledged hereby and that under such Laws such securities may not be resold without registration under the Securities Act or under applicable state or foreign law unless an applicable exemption from registration is available.

(b)          Buyer is an “accredited investor” within the meaning of Rule 501 of Regulation D promulgated under the Securities Act.

4.9         Certain Fees. Buyer has not employed any broker, finder, investment banker, or other intermediary or incurred any liability for any investment banking fees, financial advisory fees, brokerage fees, finders’ fees, or other similar fees in connection with this Agreement or the transactions contemplated hereby for which HD Supply or any Affiliate thereof (other than the Acquired Companies following the Closing) may have any liability.

ARTICLE V

COVENANTS

5.1         Conduct of the Business. During the period from the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms (the “Pre-Closing Period”), except as otherwise contemplated by this Agreement, as set forth on Schedule 5.1 or as consented to in writing by Buyer (which consent will not be unreasonably withheld, conditioned or delayed), HD Supply (i) will, and will cause its Affiliates (including the Acquired Companies) to, use reasonable best efforts to conduct the Business in the Ordinary Course (provided that it will not be a breach of the foregoing for HD Supply and its Affiliates to take, without Buyer’s consent, any actions that HD Supply determines in good faith to be reasonably necessary in light of the then-current operating conditions and developments with respect to the Business as a result of COVID-19) and (ii) will cause each Acquired Company (and its other applicable Affiliates with respect to the Additional Transferred Assets) to:

(a)          not amend its Charter Documents;

(b)          not authorize for issuance, issue, sell, pledge, encumber or deliver or agree or commit to issue, sell, pledge, encumber or deliver any of its equity interests or shares of its capital stock, or issue any securities convertible into, exchangeable for or representing a right to purchase or receive, or enter into any contract with respect to the issuance of, its equity interests or shares of its capital stock, provided, that each Acquired Company may issue shares of capital stock or other equity interests to a Seller or another Acquired Company;

(c)          not (i) split, combine or reclassify any of its equity interests or shares of its capital stock; (ii) declare, set aside or pay any dividend or distribution in respect of its capital stock or other equity interests, provided that each Acquired Company may pay cash dividends in respect of its capital stock or other equity interests; or (iii) redeem or otherwise acquire any of its securities;

(d)          not (i) incur any Indebtedness or guarantee any Indebtedness of another Person (excluding any Indebtedness or guarantee obligations deemed to exist with respect to borrowings under the Seller ABL Facility), issue or sell any debt securities or warrants or other rights to acquire any debt securities, guarantee any debt securities of another Person or (ii) make any loans, advances or capital contributions to, or investments in, any other Person other than (A) to or in an Acquired Company, or (B) employee advances for travel and other business expenses in the Ordinary Course; provided that this Section 5.1(d) shall not apply to any Indebtedness fully discharged as of or prior to the Closing;

(e)          not acquire, sell or dispose of any Owned Real Property, material asset, or material Additional Transferred Asset, except for distributions of cash permitted by Section 5.1(c) and acquisitions or dispositions of inventory in the Ordinary Course;

(f)          not mortgage, pledge or subject to any material Lien (other than Permitted Liens) any material asset of the Business or any material Additional Transferred Asset, except in the Ordinary Course;

(g)          except as required by applicable Law or as provided under the existing terms of any Company Benefit Plan in effect on the date hereof, not (x) enter into, amend or modify any Company Benefit Plan or any employment, bonus, severance or retirement contract covering any Employee or (y) other than in the Ordinary Course, increase any salary or other form of base wages or other base compensation for services or employee benefits payable or to become payable to any Employee, except for (i) payments under those Contracts and arrangements disclosed in the Schedules, (ii) changes to employee benefits in the Ordinary Course that are applicable to similarly situated employees of HD Supply and its Affiliates including the Employees, (iii) monthly, quarterly or annual, market-based, promotion-related or merit-based salary increases in the Ordinary Course, and (iv) immaterial increases resulting from changes to welfare benefit programs made in the Ordinary Course;

(h)          other than to fill a vacancy set forth in Schedule 5.1(h) or to fill vacancies arising after the date hereof in the Ordinary Course, not (A) hire any employee who will be an Employee earning a base annual salary in excess of $150,000 or any executive officer of the Business, (B) transfer the employment of any employee of HD Supply or its Affiliates who is not an Employee to a role that causes him or her to be an Employee, or (C) transfer the employment of any Employee to another role with HD Supply or any of its Affiliates such that he or she ceases to be an Employee;

(i)           other than in the Ordinary Course, not cancel or terminate any Business Contract or Lease or enter into any Contract that would be a Business Contract if entered into prior to the date hereof, or any option, right of first offer, right of first refusal or other right in favor of any Person to purchase or otherwise acquire all or any portion of any real property, in each case, except in connection with the renewal or the expiration in the Ordinary Course of any Business Contract or Lease;

(j)           not acquire any business or Person, by merger or consolidation, purchase of assets or equity interests, or by any other manner, in a single transaction or a series of related transactions, or otherwise merge with any Person;

(k)          not adopt a plan of complete or partial liquidation or dissolution, adopt a plan of reorganization or make any material investment in the capital stock or other equity interests of any Person;

(l)           except in accordance with the capital budget of the Business as set forth on Schedule 5.1(l) and for commitments fully performed prior to the Closing, not commit or authorize any commitment to make any capital expenditures in excess of $3.5 million in the aggregate, and make material capital expenditures in all material respects in accordance with such budget;

(m)         not make, amend or revoke any material Tax election, not change an annual Tax accounting period, not adopt or change any material method of Tax accounting, not amend any material Tax Returns or file any claims for material tax refunds, not enter into any material closing agreement, settle any material Tax claim, audit or assessment or surrender any right to claim a material Tax refund, offset or other reduction in Tax liability; provided that HD Supply (or any Affiliate of HD Supply acting as an agent for purposes of filing any federal or state consolidated, combined or unitary Tax Return that includes any Acquired Company) may amend any such consolidated, combined or unitary Tax Return with respect to any Taxable period ending on or before the Closing Date if such amended Tax Return does not alter the responsibility for any Tax of Buyer or any Acquired Company pursuant to this Agreement and would not otherwise be expected to have a materially adverse impact on any of the Acquired Companies or Buyer following the Closing; provided however that, notwithstanding any provision of this Agreement to the contrary, the Parties agree that, prior to the Closing, Sellers may amend, or cause to be amended, the Income Tax Returns listed on Schedule 5.1(m) to the extent necessary to adjust for the items described on such Schedule 5.1(m);

(n)          not change the accounting methods used by the Acquired Companies or the Business, unless required by GAAP or applicable Law;

(o)          not waive, settle or satisfy any claim (which shall include, but not be limited to any pending or threatened Action), or enter into any settlement agreement or consent decree, involving (i) damages greater than $250,000 that would be payable following the Closing, (ii) an admission of fault by any Acquired Company, or (iii) any restriction or condition that would adversely affect the Business in more than an immaterial way;

(p)          maintain existing occurrence-based insurance policies with respect to the Business or other comparable insurance covering the Business, excepting changes to insurance policies in the Ordinary Course, and not allow any cancellations (to the extent within the control of HD Supply or any of its Affiliates), material defaults or material breach of such insurance policies to occur, other than renewals in the Ordinary Course; and

(q)          not agree in writing, or otherwise, to take any action described in this Section 5.1.

provided, however, that if, as a result of COVID-19, HD Supply makes a written request for Buyer’s consent to take any action or fail to take any action, in each case, that would be prohibited by any of the foregoing clauses (a) through (q) and Buyer does not respond to HD Supply within 72 hours indicating that it is withholding such consent, such consent shall be deemed to have been given by Buyer; and provided, further, that Buyer’s consent will not be required for HD Supply to take, or fail to take, any action set forth in any of the foregoing clauses (g), (h) and (i) (or (q) in respect thereof) if HD Supply determines in good faith that such action or inaction is reasonably necessary in light of the then-current operating conditions and developments with respect to the Business as a result of COVID-19 and such action or inaction is consistent with HD Supply’s actions or inactions with respect to the business of HD Supply and its Affiliates, other than the Business.

5.2         Access to Information. (a) Subject to Section 5.18 and the restrictions of any applicable Law or Contractual undertaking (provided that HD Supply and its Affiliates will use commercially reasonable efforts to avoid such restrictions and provide the requested information or access to the extent permitted by such restrictions as determined in good faith by HD Supply), during the Pre-Closing Period, HD Supply will cause the officers of the Acquired Companies to furnish Buyer with such financial and operations data and other information with respect to the Business as Buyer may reasonably request (including in connection with Buyer obtaining required regulatory approvals with respect to the transactions contemplated by the Caramel Agreement); provided, however, that no such request will interfere unreasonably with the operations of the Business; and provided, further, that HD Supply will not be required to furnish any document or information, the disclosure of which could reasonably be expected, upon the advice of counsel, to result in the loss of protectable interests in trade secrets, result in the waiver of any legal privilege or work-product privilege or violate any Law (provided that HD Supply will use commercially reasonable efforts to provide such document or information in an alternative or redacted format, as appropriate, that would not reasonably be expected to result in such loss, waiver or violation). Further, Buyer and its counsel, environmental consultants, investment bankers, financing sources, lenders and other Representatives will not, during the Pre-Closing Period, conduct any environmental assessments, studies, investigations or monitoring pertaining to Environmental Laws or Hazardous Substances and relating to the Owned Real Property or the Leased Real Property, including any Phase I or Phase II environmental site assessment, or invasive sampling of soil, groundwater, air, any other environmental media, or building materials or equipment.

(b)          All information furnished or provided by HD Supply, its Affiliates or any of their respective Representatives to Buyer or its Representatives (whether furnished before or after the date of this Agreement) will be held subject to the Confidentiality Agreement.

5.3         Consents. (a) The Parties will cooperate and use their respective reasonable best efforts to obtain all licenses, permits, consents, approvals, authorizations, qualifications and orders of Governmental Entities (“Governmental Approvals”) necessary to consummate the transactions contemplated by this Agreement.

(b)          Within ten Business Days following the date hereof, HD Supply and Buyer will make the initial filings or submissions as are required under the HSR Act, which filings will not request approval or clearance of the Caramel Merger. Buyer will pay all filing fees under the HSR Act. Each of HD Supply and Buyer will promptly furnish to the other such necessary information and reasonable assistance as the other may request in connection with its preparation of any filing or submission that is necessary. Without limiting the foregoing, the Parties will request and use reasonable best efforts to obtain early termination of the waiting period under the HSR Act or any other such approval as required by a Governmental Entity as applicable to the transactions herein contemplated. Each of HD Supply and Buyer will promptly provide the other with copies of all written communications (and memoranda setting forth the substance of all oral communications) between each of them, any of their Affiliates or any of its or their Representatives, on the one hand, and any Governmental Entity, on the other hand, with respect to this Agreement or the transactions contemplated hereby. Without limiting the generality of the foregoing, each of HD Supply and Buyer will promptly notify the other of the receipt and content of any inquiries or requests for additional information made by any Governmental Entity in connection therewith or the Caramel Agreement, and will promptly as practicable (i) comply with any such inquiry or request and (ii) provide the other with a description of the information provided to any Governmental Entity with respect to any such inquiry or request. In addition, each of HD Supply and Buyer will keep the other apprised of the status of any such inquiry or request.

(c)          Neither Buyer nor HD Supply will, and each will cause their respective Affiliates not to, take any action that would reasonably be expected to adversely affect the approval of any Governmental Entity of any of the aforementioned filings. Neither Party will extend directly or indirectly any waiting period under the HSR Act (including by withdrawing and refiling any filing pursuant to the HSR Act) or enter into any agreement with a Governmental Entity to delay or not to consummate the transactions contemplated hereby (excluding, for the avoidance of doubt, the Caramel Merger), except with the prior written consent of the other Party.

(d)         Buyer will cooperate in good faith with all Governmental Entities and, notwithstanding anything to the contrary in this Agreement, will undertake promptly any and all actions required to complete lawfully the transactions contemplated by this Agreement prior to November 3, 2020, including proffering and consenting to a governmental order providing for the sale or other disposition, or the holding separate, of particular assets, categories of assets or lines of business, whether assets or lines of business of the Business or of any other assets or lines of business of Buyer, or any of the Caramel Assets, or any of its Affiliates in order to remedy any concerns that any Governmental Entity may have, or proffering and consenting to any other restriction, prohibition or limitation on any of the Additional Transferred Assets or assets of any Acquired Company, Buyer or any of Buyer’s Affiliates or the Caramel Assets, in order to remedy any such concerns. The entry by any Governmental Entity of a governmental order permitting the consummation of the transactions contemplated hereby but which is subject to certain conditions or requires Buyer or any of its Affiliates to take any action, including any restructuring of the Additional Transferred Assets or assets of the Acquired Companies or lines of business of Buyer or any of its Affiliates or the Caramel Assets, any changes to the existing business of Buyer or any of its Affiliates or the Caramel Assets, will not be deemed a failure to satisfy any of the conditions set forth in Article VI, and Buyer will in all events take actions necessary to satisfy such conditions or requirements.

(e)          Notwithstanding anything to the contrary herein, the entry by an Affiliate of Buyer into the Caramel Agreement and the filings and submissions with Governmental Entities in respect thereof will be deemed not to constitute a breach of any provision of this Agreement.

5.4          Reasonable Best Efforts. Subject to the terms hereof but without limiting Section 5.3, the Parties will each use their reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to consummate the transactions contemplated by this Agreement as promptly as practicable after the date hereof, including, subject to the terms of Section 5.8, obtaining the Financing; provided, that the foregoing will not require Buyer to close prior to the third Business Day following the final day of the Apple Marketing Period. Each Party further covenants and agrees, with respect to a threatened or pending preliminary or permanent injunction or other order, decree or ruling or statute, rule, regulation or executive order that would adversely affect the ability of the Parties to consummate the transactions contemplated hereby, to use its reasonable best efforts to prevent or lift the entry, enactment or promulgation thereof, as the case may be.

5.5          Public Announcements. Prior to the Closing, except as otherwise agreed to by the Parties, the Parties will not publish any report, statement or press release or otherwise make any public statement with respect to this Agreement and the transactions contemplated hereby without the other Party’s consent (not to be unreasonably withheld, conditioned or delayed), except a Party may publish such a press release or make such a public statement if the Party determines in good faith that such Party is required to do so by Law or by the rules of a national securities exchange, and in any event a Party will use its reasonable best efforts to consult with the other Party a reasonable time in advance of such required disclosure. Notwithstanding anything to the contrary in this Agreement, Buyer and its Affiliates may disclose selected transaction information to existing or potential limited partners in connection with fundraising, marketing, informational or reporting activities of the kind customarily required in the ordinary course of business under customary confidentiality assurances, and HD Supply may, in the ordinary course of its investor relations program, disclose selected transaction information that is not inconsistent in any material respect with prior public statements made in accordance with this Section 5.5. This Section 5.5 will not apply to any statement related to any dispute between the Parties.

5.6          Tax Matters. (a) Tax-Sharing Contracts. Any Tax-sharing or indemnity Contract between an Acquired Company, on the one hand, and HD Supply (or any Affiliate of HD Supply other than an Acquired Company), on the other hand, will be terminated as of the Closing Date and will have no further effect for any Taxable year (whether the current year, a future year, or a past year). HD Supply shall also terminate, or cause to be terminated, all other Tax-sharing or indemnity Contracts to which an Acquired Company is a party such that, as of the Closing, no Acquired Company will have any further obligations to HD Supply or any Person under any such Tax sharing or indemnity Contract.

(b)          Responsibility for Filing Income Tax Returns. HD Supply will be responsible for preparing and filing (i) all Income Tax Returns of the Acquired Companies required to be filed on a consolidated, combined or unitary basis with HD Supply or any of its Affiliates (except where such Affiliates are comprised solely of Acquired Companies), (ii) all other Income Tax Returns of the Acquired Companies for the taxable periods ending on or prior to the Closing Date, including any short Tax year ending on the Closing Date, and (iii) all other Tax Returns required to be filed by or with respect to any Acquired Company that are required to be filed on or prior to the Closing Date; provided, that, in each case, any such Tax Returns shall be prepared and filed in a manner consistent with most recent past practice. Except for the Tax Returns described in Section 5.6(b)(i), (ii) or (iii), Buyer will, at its own expense, prepare or cause to be prepared and timely file or cause to be timely filed all Tax Returns of the Acquired Companies that have not yet been filed and are required to be filed for Taxable periods beginning before and ending after the Closing Date.

(c)          Indemnification by Buyer. Buyer agrees to indemnify Sellers and their Affiliates for any additional Tax owed by Sellers and their Affiliates (including any Tax owed as a result of any such indemnification payment) resulting from (i) any transaction engaged in by, or on behalf of, any Acquired Company not in the Ordinary Course on the Closing Date after Buyer’s purchase of the Equity Interests, unless such transaction was initiated by HD Supply or any of its Affiliates prior to the Closing, is undertaken at the request of HD Supply or any of its Affiliates or is otherwise contemplated by this Agreement, (ii) any election under Section 338 or 336(e) of the Code (or any corresponding provision of state or local Tax Law) with respect to the transactions contemplated by this Agreement, provided, however, no such election will be permitted unless Buyer notifies HD Supply in writing within ten Business Days of filing such election, upon which notification, HD Supply will have 45 Business Days to deliver to Buyer a notice of indemnification as required by this Section 5.6(c) and Buyer will make any such indemnification payment no later than ten Business Days following such notification, or (iii) any Buyer’s Tax Act. HD Supply shall provide documentation explaining in reasonable detail the calculation and rationale for any claim to Buyer stating that such additional Taxes are due or that payment by any of HD Supply or their Affiliates of such additional Taxes has been made. The procedures provided in Section 5.6(e) relating to reviewing, disputing, negotiating and resolving claims shall apply to any claim made under this Section 5.6(c).

(d)          Indemnification by Sellers. HD Supply will, and will cause the other Sellers to, indemnify Buyer and the Acquired Companies for (i) Income Taxes owed by any Acquired Company for all Taxable periods, or portions thereof, ending on or before the Closing Date (together with any interest, penalty or additions to such Taxes accruing after the Closing Date on any such Taxes and including any such Taxes, interest, penalties or additions to Tax assessed in connection with a Tax Proceeding in respect of such taxable periods), including, for the avoidance of doubt, (A) any Income Tax of any of the Acquired Companies arising from or attributable to any transaction or activity undertaken to transfer any Excluded Asset or Excluded Liability to HD Supply or any of its Affiliates prior to Closing and (B) any Income Tax imposed on Construction Supply or its beneficial owners arising as a result of any Income Tax audit, litigation or other proceeding of Construction Supply for any Taxable period, or portion thereof, ending on or before the Closing Date whether imposed under Section 6225 or otherwise, (ii) payroll Taxes owed by or with respect to any Acquired Company that are paid after the Closing Date to the extent such payroll Taxes relate to Taxable periods, or portions thereof, ending on or prior to the Closing Date and the payment of which was deferred pursuant to Section 2302(a)(1) of the CARES Act and any such payroll Taxes arising as a result of any Tax Proceeding relating to the utilization by HD Supply or any of its Affiliates of any employee retention credits provided for pursuant to Section 2301(a) of the CARES Act or any wage subsidies under the Canada Emergency Wage Subsidy, in each case, for Taxable periods, or portions thereof, ending on or prior to the Closing Date, provided however, that the Sellers will retain the tax benefits of any employee retention credits provided for pursuant to Section 2301(a) of the CARES Act that have not been claimed as of the Closing Date and which employee retention credits relate to Taxable periods ending on or prior to the Closing Date, and wage subsidies under the Canada Emergency Wage Subsidy related to periods, or portions thereof, ending on or prior to the Closing Date, (iii) Taxes arising as the result of any inclusion under Section 951 or Section 951A of the Code (or any similar or corresponding provision of state or local Law) by Buyer, any Acquired Company or any of their Affiliates to the extent such inclusion relates to a Taxable period, or portion thereof, ending on or before the Closing Date of any Acquired Company that is a “controlled foreign corporation” (as defined under Section 957 of the Code), as determined as if the Taxable period of such controlled foreign corporation ended on the Closing Date, (iv) Income Taxes of any Person arising under Treasury Regulations Section 1.1502-6 or comparable provisions of U.S. state or local or foreign Tax Law imposed on an Acquired Company or any successor thereto by reason of any Acquired Company having been a member of a consolidated, combined, affiliated, unitary or other similar Tax group prior to the Closing and (v) 75% of the first $1.9 million of AH Harris Liabilities, and 50% of the next $1.9 million of AH Harris Liabilities, in each case actually imposed on an Acquired Company by a Governmental Entity prior to the third anniversary of the Closing Date (provided, that, without limiting the generality of any other provision hereof, Buyer will promptly notify HD Supply of any claim relating to the foregoing and cooperate in HD Supply’s defense thereof), including, for the avoidance of doubt, in the case of each of Sections 5.6(d)(i) through (v) above, any Tax owed as a result of any such indemnification payment. Notwithstanding the foregoing, in the case of each of Sections 5.6(d)(i) through (v) above, HD Supply and the other Sellers will not be obligated to indemnify Buyer or any Acquired Company for any Taxes to the extent such Taxes (1) were expressly reflected in the calculation of the Purchase Price, as finally determined in accordance with this Agreement, (2) are the responsibility of Buyer and its Affiliates pursuant to Section 5.6(c) hereof, or (3) result from a Buyer’s Tax Act. For the avoidance of doubt, any indemnification by HD Supply or Sellers pursuant to this Section 5.6(d) will be determined without regard to any offset or reduction arising from the utilization of any net operating loss, credit or similar Tax asset of Buyer or any of its Affiliates (including any net operating loss, credit or similar Tax asset of any Acquired Company arising after the Closing). For purposes of this Section 5.6(d), in the case of any Taxes that are imposed on a periodic basis and are payable for a Taxable period that includes (but does not end on) the Closing Date (a “Straddle Period”), the portion of such Tax that relates to the portion of such Taxable period ending on the Closing Date will (x) in the case of any Taxes other than Taxes based upon or related to income or receipts, be deemed to be the amount of such Tax for the entire Straddle Period multiplied by a fraction the numerator of which is the number of days in the Straddle Period ending on the Closing Date and the denominator of which is the number of days in the entire Straddle Period and (y) in the case of any Tax based upon or related to income or receipts (including income Taxes and sales and use Taxes), be deemed equal to the amount which would be payable if the relevant Taxable period ended on the Closing Date. Any credits or estimated Tax payments relating to a Straddle Period will be taken into account as though the relevant Taxable period ended on the Closing Date. Buyer will provide documentation explaining in reasonable detail the calculation and rationale for any claim made under this Section 5.6(d) to HD Supply stating that such Taxes are due or that payment by any of Buyer or its Affiliates of such Taxes has been made. The procedures provided in Section 5.6(e) relating to reviewing, disputing, negotiating and resolving claims will apply to any claim made under this Section 5.6(d).

(e)          Review Rights. With respect to any income Tax Return required to be prepared and filed by HD Supply pursuant to Section 5.6(b)(ii) or Section 5.6(b)(iii) or to be prepared and filed by Buyer pursuant to Section 5.6(d) for any Taxable period (or portion thereof) ending on or prior to the Closing Date, including any Straddle Period, the Party preparing such Tax Return will provide the other Party with copies of such Tax Return, along with all schedules, statements, workpapers and supporting documentation (the “Supporting Documentation”) promptly after the preparing Party has prepared such Tax Return and Supporting Documentation. The non-preparing Party will have the right to review any such Tax Return and Supporting Documentation; provided that the preparing Party will not be required to request an extension of time for the filing of such Tax Return and the preparing Party will have the right to file such Tax Return even if the non-preparing Party has not completed its review of such Tax Return and Supporting Documentation or objects to any such Tax Return; and provided further, that the non-preparing Party will not be required to reimburse the preparing Party for any Taxes paid by the preparing Party and for which the non-preparing Party is responsible under this Section 5.6 with respect to such Tax Return until the non-preparing Party has had an opportunity to review such Tax Return and Supporting Documentation. If the non-preparing Party disputes any item(s) shown on any such Tax Return, the non-preparing Party will notify the preparing Party within ten Business Days after receiving such Tax Return and the Supporting Documentation. Buyer and HD Supply will negotiate in good faith and use reasonable best efforts to resolve any disputed items. If the Parties are unable to resolve any disputed items within 30 days after the receipt by the non-preparing Party of the Tax Return filed or proposed to be filed, such dispute will be resolved by the Independent Accountant, which will resolve any issue in dispute as promptly as practicable. If any disputed issue has not been resolved prior to the date the preparing Party files the Tax Return in question, the preparing Party will be reimbursed by the non-preparing Party for the amount of Taxes for which the non-preparing Party is responsible, if any, that are not in dispute with respect to such Tax Return. Upon resolution of any dispute by HD Supply and Buyer or by the Independent Accountant’s delivery of its determination to Buyer and HD Supply, appropriate adjustments will be made to the amount paid in order to reflect the resolution by HD Supply and Buyer or the Independent Accountant’s determination, as the case may be. The determination by the Independent Accountant will be final, conclusive and binding on the Parties. The fees and expenses of the Independent Accountant will be shared equally by Buyer and HD Supply.

(f)           Certain Taxes. All transfer, documentary, sales, use, stamp, registration and other such Taxes imposed on the transfer of the Equity Interests to Buyer or on the transfer of the Additional Transferred Assets to an Acquired Company will be paid by Buyer when due, and Buyer will, at its own expense, file or cause to be filed all necessary Tax Returns and other documentation with respect to all such transfer, documentary, sales, use, stamp, registration and other Taxes and, if required by applicable Law, HD Supply will, and will cause its Affiliates to, join in the execution of any such Tax Returns and other documentation, provided that HD Supply will be given the opportunity to review and comment on any such Tax Return or other documentation before joining in the execution thereof, provided, further that if the amount of such Taxes paid by Buyer exceeds $500,000, Sellers shall reimburse Buyer in an amount equal to 50% of the excess of such Taxes over $500,000.

(g)          Refunds and Tax Benefits. Any Tax refunds that are actually received by Buyer or an Acquired Company, and any amounts credited against Taxes attributable to Tax periods or portion thereof beginning after the Closing Date to which Buyer or an Acquired Company becomes entitled (including any interest paid or credited with respect thereto), that relate to Tax periods or portions thereof ending on or before the Closing Date and to the extent not reflected as an asset on the Purchase Price Adjustment Schedule will be for the account of Sellers, and Buyer will pay over to HD Supply, on account of Sellers, an amount equal to such refund actually received or amount of any such credit (less out-of-pocket expenses incurred in connection with obtaining such refund or credit and less any Taxes incurred in connection with the receipt of such refund or credit) within 15 days after receipt or realization thereof. Any such refunds or credits relating to any Straddle Period will be equitably apportioned between Buyer and Sellers in accordance with Section 5.6(d). For the avoidance of doubt, all other refunds and credits in respect of Taxes received by an Acquired Company following the Closing (whether relating to the portion of the Straddle Period beginning after the Closing Date or otherwise) shall be for the account of Buyer.

(h)          Buyer’s Tax Act. Except as consented to by HD Supply in writing (such consent not to be unreasonably withheld, conditioned or delayed), Buyer will not, and will not permit any of its Affiliates (including, for the avoidance of doubt, after the Closing, the Acquired Companies) to (a) initiate discussions with any Taxing authority regarding any Tax Liability of an Acquired Company relating to any Tax period (or portion thereof) ending on or before the Closing Date, (b) make, change or revoke any Tax election of a Company that would have retroactive effect to any Tax period (or portion thereof) ending on or before the Closing Date, (c) make any election pursuant to Code Section 336(e) or Code Section 338, other than an election pursuant to Code Section 338(g) with respect to HDS Canada, Inc., or (d) except as otherwise required by applicable Law, carryback any net operating losses from any Tax period ending after the Closing Date to any Tax period ending on or before the Closing Date (each such act, and the act described in Section 5.6(i), a “Buyer’s Tax Act”).

(i)            Amendments to Returns; Refund Claims. Following the Closing, Buyer will not amend any Tax Return of any Acquired Company for a Tax period ending on or before the Closing Date without compliance with the disclosure, review and dispute resolution procedures set forth in Section 5.6(e). For the avoidance of doubt, Buyer will not be permitted to file, refile or amend any Tax Return of any Acquired Company that is described in Section 5.6(b)(i). Upon written request of HD Supply, Buyer will, at HD Supply’s expense, use commercially reasonable efforts to cause the relevant entity to file for, and obtain and expedite the receipt of, any refund that is for the account of HD Supply under Section 5.6(g).

(j)            Tax Cooperation. Buyer and HD Supply will cooperate fully, as and to the extent reasonably requested by the other Party, in connection with the filing of Tax Returns relating to the operations of the Acquired Companies and any audit, litigation or other proceeding with respect to Taxes. Cooperation includes (i) the retention and (on the other Party’s request) the provision of records and information that are reasonably relevant to the filing of any Tax Returns and any audit, litigation or other proceeding and (ii) making employees available on a mutually convenient basis to provide additional information and explanation of any material provided under this Agreement. Each of HD Supply and Buyer will (A) retain all books and records of the Acquired Companies with respect to Tax matters pertinent to the Acquired Companies, relating to any Taxable period beginning before the Closing Date until the expiration of the statute of limitations (and, to the extent notified by Buyer, any extensions thereof) of the respective Taxable periods, (B) abide by all record retention agreements entered into with any Governmental Entity, and (C) give the other Party reasonable written notice before transferring, destroying or discarding any books and records and, if the other Party so requests, allow such other Party to take possession of the books and records. Notwithstanding anything to the contrary in this Agreement, neither Buyer nor any of its Affiliates shall be entitled to review Tax Returns or Tax workpapers of HD Supply or its Affiliates (other than Tax Returns and records that related solely to the Acquired Companies) for any purpose.

(k)          Tax Contests. If any Party (or its Affiliates) receives any written communication from any Taxing authority regarding any audit, examination or other proceeding (a “Tax Proceeding”) with respect to any Tax Return described in Section 5.6(b)(ii), Section 5.6(b)(iii) or Section 5.6(d) (or in each case, any Taxes relating thereto) the Party will promptly notify the other Party of its receipt of such communication. HD Supply will have the right to control any such Tax Proceeding to the extent relating exclusively to a taxable period ending on or prior to the Closing Date. Buyer shall have the right to control all other Tax Proceedings. In either case, the party controlling any such Tax Proceeding shall (i) notify the other Party of significant developments with respect to such Tax Proceeding and keep the other Party reasonably informed and consult with the other Party as to any issue that could adversely affect such other Party, (ii) give to the other Party a copy of any Tax adjustment proposed in writing with respect to such Tax Proceeding and copies of any other written correspondence with the relevant Taxing authority relating to such Tax Proceeding, (iii) not settle or compromise any issue without the consent of such other Party, which consent shall not be unreasonably withheld and (iv) otherwise permit the other Party to participate in all aspects of such Tax audit, examination or proceeding, at such other Party’s own expense.

(l)           Section 754 Election. Notwithstanding anything to the contrary contained in this Agreement, the Parties shall cause Construction Supply to make an election under Section 754 of the Code (and any similar provision of any other Tax Law) for the taxable period that ends on the Closing Date unless such an election is already in effect with respect to the Construction Supply.

(m)         Consolidated Return Elections. HD Supply shall make or cause to be made (and shall refrain from making or causing to be made, as applicable) Tax elections (including on a protective basis) so that no Acquired Company suffers a reduction in tax basis or other attributes pursuant to Treasury Regulations Section 1.1502-36. HD Supply’s consolidated federal income Tax Return for the taxable period that includes the Closing Date shall be filed in accordance with Treasury Regulations Section 1.1502-76(b)(2)(i) (determined using the closing of the books method), with no election under Treasury Regulations Section 1.1502-76(b)(2)(ii)(D).

(n)          Purchase Price Adjustment. Any amount paid pursuant to this Section 5.6 will be treated as an adjustment to the Purchase Price for U.S. federal income Tax purposes to the extent permitted by applicable Law.

5.7         Preservation of Records; Audit Cooperation. From and after the Closing, upon reasonable written notice, (a) HD Supply and Buyer will make or cause to be made available to the other, as applicable, and their respective Representatives during regular business hours all information (including reasonable access to relevant software and financial and accounting systems) and assistance as is necessary for any reasonable business purpose relating to the Business, including financial reporting, audit and accounting matters and in connection with any securities offering (including an initial public offering), any disclosure obligation or the defense of any Action or to ensure effective design, operation and compliance and internal controls with respect to services being provided by a Party under the Transition Services Agreement, (b) HD Supply will and will cause its Affiliates to (provided Buyer reimburses HD Supply for any reasonable out-of-pocket costs), and will use reasonable best efforts to cause their respective Representatives to, provide all required financial statement information for any period prior to the Closing, in form reasonably requested by Buyer, in connection with any financial reporting requirements which Buyer or any of its Affiliates is or may subsequently become subject to, including customary comfort letters from independent auditors and comparative interim financial statements for each of the completed quarters prior to the Closing and the partial quarter ending on the Closing reviewed by HD Supply’s independent accountant and (c) HD Supply will and will cause its Affiliates to (provided Buyer reimburses HD Supply for any reasonable out-of-pocket costs), and will use reasonable best efforts to cause their respective Representatives to, reasonably cooperate with Buyer and the Acquired Companies in the timely preparation by Buyer of audited financial statements that include periods on or prior to the Closing Date, including by providing Buyer and its Representatives with reasonable access, during normal business hours and upon reasonable advance notice, to (i) any records of the Business in the possession of HD Supply and its Affiliates, (ii) appropriate personnel of HD Supply and its Affiliates and their respective Representatives and (iii) any other information, deliverables or personnel (including customary representation letters), in each case of clauses (i), (ii) and (iii), that Buyer reasonably requests and that is reasonably available to HD Supply and its Affiliates. Each of HD Supply and Buyer will, and will cause each of their respective Subsidiaries, successors and assigns to, retain, maintain and preserve all such books, records and other documents (including personnel files) that relate to the Business for periods prior to the Closing for the greater of (A) seven years after the Closing and (B) any applicable statutory or regulatory retention period, as the same may be extended and, in each case, will offer to transfer such records to the other Party at the end of any such period by providing the other party with not less than 20 days’ written notice of its intention to destroy or dispose of such records so that such other Party may exercise its rights to obtain such records within such 20-day period.

5.8         Financing. (a) Subject to the terms and conditions of this Agreement, Buyer will use its reasonable best efforts to take, or cause to be taken, all appropriate actions and to do, or cause to be done, all things reasonably necessary to arrange and obtain the Financing on a timely basis (taking into account the anticipated timing of the Apple Marketing Period) on terms and conditions no less favorable to Buyer than those contained in the Commitment Letters (including any “market flex” provisions that are contained in the Fee Letter), including using its reasonable best efforts to (i) maintain in effect the Commitment Letters (subject to the right of Buyer to replace, restate, supplement, modify, assign, substitute or amend the Commitment Letters in accordance herewith), (ii) enter into definitive agreements with respect to the Debt Commitment Letter (such definitive agreements being referred to as the “Debt Financing Agreements”) on terms and conditions no less favorable to Buyer than those contained in the Debt Commitment Letter and the Fee Letter (including any such “market flex” provisions contained in the Fee Letter) and with no conditions to the funding of the Debt Financing Agreements other than those contained in the Commitment Letters delivered on the date hereof, (iii) satisfy, and use reasonable best efforts to cause the Debt Financing Sources to satisfy, on a timely basis (taking into account the anticipated timing of the Apple Marketing Period) or obtain, and use reasonable best efforts to cause the Debt Financing Sources to provide, the waiver of all conditions applicable to Buyer contained in the Commitment Letters (or any definitive agreements related thereto), (iv) consummate the Financing contemplated by the Commitment Letters and the Fee Letter substantially concurrently with the Closing, and (v) enforce its rights under the Commitment Letters or the Debt Financing Agreements (including through litigation diligently pursued in good faith). Buyer will keep HD Supply informed upon request on a reasonable basis and in reasonable detail of the status of its efforts to arrange the Financing. Buyer will give HD Supply prompt notice upon having knowledge of any material breach by any party of any of the Commitment Letters or any termination of, or failure to satisfy any condition precedent set forth in, any of the Commitment Letters. Buyer will promptly (and in any event within two Business Days of receipt) provide HD Supply with any material notices from the Debt Financing Sources relating to the availability of the Debt Financing at the Closing. Buyer will not amend, amend and restate or otherwise modify (or enter into any consent, waiver or forbearance with respect to) the Caramel Agreement in any manner that would reasonably be expected to impair or delay the Closing without the prior written consent of HD Supply (such consent not to be unreasonably withheld, conditioned or delayed). Buyer will promptly (and in any event within two Business Days) notify HD Supply of (i) the commencement of the Caramel Marketing Period, (ii) any material notices from a party to the Caramel Agreement that could reasonably be expected to impair or delay the Closing, and (iii) any expiration or termination of the Caramel Agreement.

(b)          Other than as set forth in this Section 5.8(b) or Section 5.8(c), Buyer will not, without the prior written consent of HD Supply (such consent not to be unreasonably withheld, conditioned or delayed), permit any amendment or modification to be made to, or any waiver of any provision or remedy under, the Commitment Letters (it being understood that the exercise of any “market flex” provisions contained in the Fee Letter will be deemed not to be an amendment, modification or waiver) to the extent such amendment, modification or waiver would (i) impose new or additional conditions to the receipt of the Financing, or otherwise amend or modify any of the terms to the receipt of the Financing, in each case, in a manner that would reasonably be expected to prevent or materially impair or materially delay the Closing or (ii) reduce the aggregate amount of the Financing such that Buyer would not or does not have sufficient cash proceeds to permit Buyer to pay the Closing Purchase Price and all other amounts required to be paid by Buyer on the Closing Date under this Agreement; provided that Buyer may amend, supplement or modify the Debt Commitment Letter to add or replace lenders, lead arrangers, bookrunners, syndication agents or similar entities (or titles with respect to such entities) (it being understood that the aggregate commitments of the lenders party to the Debt Commitment Letter prior to such replacement, amendment, supplement or modification may be reduced in the amount of such additional party’s commitments); provided further that Buyer will notify HD Supply in writing of any amendment, supplement or other modification of, or waiver of any provision or remedy under, the Commitment Letters not otherwise prohibited by the foregoing clause (i) or (ii), promptly, and in any event within two Business Days, after the time such amendment, supplement, modification or waiver is agreed. Upon any such amendment, supplement or other modification of, or waiver under, the Equity Commitment Letter or Debt Commitment Letter in accordance with this Section 5.8(b), the term “Equity Commitment Letter” or “Debt Commitment Letter”, as applicable thereto, will mean such Commitment Letter as so amended, supplemented, modified or waived.

(c)          If any portion of the Debt Financing becomes unavailable on the terms and conditions (including any “market flex” provisions that are contained in the Fee Letter) set forth in the Debt Commitment Letter and the Fee Letter (other than as a result of HD Supply’s material breach of any provision of this Agreement, or failure to satisfy the conditions set forth in Article VII), Buyer will (i) promptly, and in any event within two Business Days, notify HD Supply of such unavailability, and (ii) promptly use its reasonable best efforts to arrange and obtain alternative financing for any such portion of the Debt Financing from the same or alternative sources, which may include one or more of a senior secured debt financing, an offering and sale of notes, or any other financing or offer and sale of other debt securities, or any combination thereof (the “Alternative Financing”); provided that Buyer will not be required to arrange or obtain any Alternative Financing having terms and conditions less favorable to Buyer than the terms and conditions (including “market flex” provisions) contained in the Debt Commitment Letter and the Fee Letter. In the event Buyer enters into any Alternative Financing, (A) any reference in this Agreement to the “Debt Commitment Letter” will be deemed to include the commitment letter with respect to such Alternative Financing, (B) any reference in this Agreement to the “Debt Financing” will be deemed to include such Alternative Financing (and consequently the term “Financing” will be deemed to include the Equity Financing and the Alternative Financing), (C) any reference in this Agreement to the “Committed Lenders” will be deemed to include the persons committing to provide such Alternative Financing, and (D) any reference in this Agreement to the “Debt Financing Sources” will be deemed to include the Persons providing or arranging such Alternative Financing; provided further that Buyer will deliver to HD Supply complete and correct copies of all amendments, supplements, other modifications or agreements pursuant to which any Alternative Financing will be made available to Buyer promptly, and in any event within two Business Days, after the time such amendments, supplements, other modifications or agreements are agreed (provided, that the existence or amount of fees, flex provisions, pricing terms, pricing caps and other commercially sensitive terms specified in any fee letter may be redacted).

(d)          Prior to the Closing, HD Supply will, and will cause its Affiliates (including the Acquired Companies) to, and will use its reasonable best efforts to cause its and any of their respective personnel and Representatives (including legal and accounting Representatives) to, use their reasonable best efforts to cooperate with Buyer as necessary in connection with the arrangement and obtaining of the Debt Financing or any high-yield bonds being issued in lieu of all or a portion of the Debt Financing as may be reasonably requested by Buyer and is customary for financing of such type (provided, that such requested cooperation does not unreasonably interfere with the ongoing operations of HD Supply or any of its Affiliates (including the Acquired Companies)), including:

(i)            (A) furnishing Buyer and the Debt Financing Sources as promptly as practicable with (x) the Audited Financial Statements, accompanied by the audit reports thereon of Pricewaterhouse Coopers LLC and (y) unaudited combined balance sheets and related statements of operations and comprehensive income, equity and cash flows of the Business prepared in accordance with GAAP for any subsequent interim period ended at least 45 days prior to the Closing Date and for the comparable period of the prior fiscal year, together with all related notes and schedules thereto (the “Interim Financial Statements”), in the case of each of clauses (x) and (y), prepared in accordance with GAAP and in compliance with Regulation S-X (other than Rules 3.03(e), 3-09, 3-10 and 3-16 of Regulation S-X), (B) furnishing Buyer and the Debt Financing Sources as promptly as practicable with all other financial information reasonably necessary to allow Buyer to prepare pro forma financial statements (including for the most recent four fiscal quarter period ended at least 45 days prior to the Closing Date) that give effect to the transactions contemplated hereunder and under the Caramel Agreement as if the transactions had occurred as of such date (in the case of such balance sheet) or at the beginning of such period (in the case of such statement of income) and in accordance with GAAP, which need not be prepared in compliance with Regulation S-X or include adjustments for purchase accounting to the extent not customary in private placements pursuant to Rule 144A promulgated under the Securities Act, financial data, business and other information (including a customary “Management’s Discussion and Analysis of Financial Condition and Results of Operations” with respect to the Business) regarding the Business of the type that would be required by Regulation S-X (including Item 3-05 thereof, but excluding Rules 3.03(e), 3-09, 3-10 and 3-16 of Regulation S-X) and Regulation S-K (other than Item 402 of Regulation S-K) for a registered public offering of non-convertible debt securities of Buyer, in each case to the extent the same is of the type and form customarily included in, and subject to other exceptions that are customary for, an offering memorandum for private placements of non-convertible high-yield bonds under Rule 144A promulgated under the Securities Act, or otherwise necessary to receive from the independent auditors of the Business (and any other auditor to the extent financial statements audited or reviewed by such auditor are or would be included in such offering memorandum) customary “comfort” (including “negative assurance” comfort) with respect to the financial information of the Business to be included in such offering memorandum and which, with respect to the Interim Financial Statements, will have been reviewed by the independent auditors of the Business as provided in AU 722, and (C) causing the auditors of the Business to furnish consents for use of their unqualified audit reports in any materials relating to the Debt Financing or any high yield bonds being issued in lieu of all or a portion of the Debt Financing (the authorization letters referred to in clause (v) below, the draft comfort letters referred to in clause (vi) below and all information specified in this clause (i), the “Apple Required Information”); provided that, for the avoidance of doubt, such Apple Required Information will not include the preparation of pro forma financial information by HD Supply or any Affiliate thereof; provided, further, that HD Supply and its Affiliates will not be required to provide any audited, unaudited or other financial statements except the Audited Financial Statements and the Interim Financial Statements;

(ii)          causing the Acquired Companies’ management teams, with appropriate seniority and expertise, at reasonable times and upon reasonable notice, to assist in preparation for and participate in a reasonable number of management and other meetings (including customary one-on-one meetings with the parties acting as lead arrangers, bookrunners or agents for, and prospective lenders and buyers of, the Debt Financing or any high-yield bonds being issued in lieu of all or a portion of the Debt Financing), lender presentations, due diligence sessions, drafting sessions, road shows or rating agency presentations in connection with the Debt Financing or any high-yield bonds being issued in lieu of all or a portion of the Debt Financing;

(iii)         assisting Buyer and the Debt Financing Sources with the preparation of materials for customary offering memoranda, confidential information memoranda, lender presentations, high-yield roadshow presentations or memoranda, private placement memoranda, bridge teasers, syndication memoranda, bank information memoranda and similar documents and rating agency presentations required in connection with the Debt Financing or any high-yield bonds being issued in lieu of all or a portion of the Debt Financing, including (A) records, data or other information reasonably necessary to (1) support any statistical information or claims relating to the Business appearing in the aforementioned materials and (2) allow Buyer to prepare any financial projections which are conditions to the availability of the Debt Financing and (B) rating agency presentations;

(iv)         taking reasonable steps to facilitate the granting of guarantees and the pledging, granting of security interests in, and otherwise granting of liens on, the assets of the Business which are conditions to the availability of the Debt Financing pursuant to customary guarantee, pledge and security agreements to be effective from and after the Closing;

(v)          providing customary authorization letters to the Debt Financing Sources authorizing the distribution of information to prospective lenders (including customary 10b-5 and material non-public information representations) which will be in a form reasonably acceptable to HD Supply in all respects;

(vi)         (A) causing PricewaterhouseCoopers LLP (and any other auditor to the extent financial statements audited or reviewed by such auditor are or would be included in such offering memorandum) to (x) furnish to Buyer and the Debt Financing Sources promptly with drafts of customary comfort letters that the independent auditors of the Business are prepared to deliver upon “pricing” and closing of any high-yield bonds being issued in lieu of all or a portion of the Debt Financing and (y) deliver such comfort letters upon the “pricing” and closing of any such high-yield bonds, and (B) using reasonable best efforts to cause PricewaterhouseCoopers LLP (and any other auditor to the extent financial statements audited or reviewed by such auditor are or would be included in such offering memorandum) to participate in accounting due diligence sessions.

(vii)        promptly, and in any event no later than three Business Days prior to the Closing, providing all documentation and information that any lender, provider or arranger of any Debt Financing or trustee for the high-yield bonds has reasonably requested at least nine Business Days prior to the Closing Date in connection with such Debt Financing or high-yield bonds under applicable “know your customer” and anti-money laundering Laws, including the USA PATRIOT Act and the CDD Rule;

(viii)       executing and delivering the Debt Financing Agreements and any other credit agreements, indentures, notes, guarantees, pledge and security documents, including blocked account and control arrangements, hedging arrangements, other definitive financing documents and other certificates or documents and back-up therefor and for legal opinions as may be reasonably requested by Buyer or the Debt Financing Sources (including delivery of a certificate of the chief financial officer or treasurer (or other comparable officer) of the Business substantially in the form attached as Annex I to Exhibit E of the Debt Commitment Letter certifying the solvency, after giving effect to (A) the transactions contemplated hereby and by the Caramel Agreement or (B) in the case of an Apple Only Execution or a Joint (Caramel Deferred) Execution, after giving effect to the transactions contemplated hereby but not by the Caramel Agreement, of the Business on a consolidated basis) in each case to the extent such documents are required to be delivered in connection with the Debt Financing or any high-yield bonds being issued in lieu of all or a portion of the Debt Financing, provided, however, that, subject to the final proviso of this Section 5.8(d), all such documents will be effective only as of the Closing;

(ix)         cooperating with Buyer and Buyer’s reasonable efforts to obtain corporate and facilities ratings, consents, landlord waivers and estoppels, non-disturbance agreements, legal opinions, surveys and title insurance (including providing reasonable access to Buyer and its Representatives to all owned or leased real property) as reasonably requested by Buyer;

(x)          taking all actions reasonably necessary to (A) permit the Debt Financing Sources to evaluate and obtain access to the Business’s current assets, properties, rights, inventory, cash management and accounting systems and policies and procedures relating thereto (including cooperating in and facilitating field examinations, collateral audits, asset appraisals and surveys) in each case in connection with their customary pre-closing due diligence and (B) establish bank and other accounts and blocked account agreements and lock box arrangements in connection with the foregoing, provided that such agreements and arrangements will only be effective upon the Closing to the extent such agreements are conditions to the availability of the Financing on the Closing Date;

(xi)         assisting in the preparation of the “borrowing base certificate” required to be delivered pursuant to clause (c) of the paragraph titled “Conditions Precedent to Initial Extensions of Credit” in Exhibit D to the Debt Commitment Letter and to the extent it determines in good faith it is permitted to do so, furnishing Buyer and the Debt Financing Sources with all existing field examinations, collateral audits and asset appraisals and surveys of the Business; and

(xii)        in the sole discretion of HD Supply with notice (as legally permitted) to Buyer, disclosing certain information (by filing a Form 8K with the SEC) identified by HD Supply or Buyer relating to the Business for purposes of permitting such information to be included in marketing materials or memoranda for the Debt Financing (or any high yield bonds being issued in lieu of all or a portion of the Debt Financing) to be provided to potential investors who do not wish to receive material nonpublic information with respect to the Acquired Companies or the Business;

provided, that (A) neither HD Supply nor any of its Affiliates will be required to pay any commitment or other similar fee or incur any cost or expense in connection with complying with this Section 5.8 in connection with the Financing that is not subject to the expense reimbursement provision contained in Section 5.8(g), (B) the effectiveness of any documentation executed by HD Supply or any of its Subsidiaries (including the Acquired Companies) with respect to the Financing (except (1) the authorization letters set forth in clause (v) above, (2) the representation letters required by the Business’s auditors in connection with the delivery of “comfort letters” set forth in clause (vi) above, and (3) any certificate of the chief financial officer of the Company reasonably requested by Buyer’s counsel in connection with the delivery of any legal opinions such counsel may be required to deliver) will be subject to the consummation of the Closing, and (C) neither HD Supply nor any of its Affiliates or their respective Representatives will be required to incur any liability under any indenture, credit agreement or related document or any other Contract, document or Law, in each case, related to the Financing or any Alternative Financing (except that the Acquired Companies may incur such liabilities to the extent effective only upon and after the Closing).

(e)          HD Supply will, and will cause the Acquired Companies to, supplement the Apple Required Information on a reasonably current basis to the extent that any such Apple Required Information, to the Knowledge of HD Supply, when taken as a whole and in light of the circumstances under which such statements were made, contains any material misstatement of fact or omits to state any material fact necessary to make such information not misleading.

(f)           HD Supply hereby consents to the reasonable use prior to the Closing of all of its and the Business’ logos, names and trademarks in connection with the syndication of the Debt Financing; provided that such logos, names and trademarks will be used solely in a manner that is not intended or reasonably likely to harm or disparage HD Supply or the Business, or their respective reputation or goodwill.

(g)          Buyer will (i) promptly, upon reasonable request by HD Supply, reimburse HD Supply and its Affiliates for all reasonable and documented out of pocket fees, costs and expenses incurred by HD Supply and its Affiliates (including the Acquired Companies) in connection with the cooperation and assistance contemplated by this Section 5.8 (including reasonable legal fees) and (ii) indemnify and hold harmless HD Supply and its Affiliates (including the Acquired Companies), and their respective pre-Closing directors, officers, employees, partners, agents and Representatives, from and against any and all losses actually suffered or incurred by them in connection with the arrangement of the Debt Financing and any information utilized in connection therewith, except to the extent that any of the foregoing is finally judicially determined to have resulted from the bad faith, gross negligence or willful misconduct of, or material breach of this Agreement by, HD Supply or any of its Affiliates (including the Acquired Companies) or any of their respective pre-Closing directors, officers, employees, agents and Representatives, as applicable.

5.9         Employees; Employee Benefits. (a) Not less than five Business Days prior to the Closing Date, HD Supply will update Schedule 3.18(c) to reflect any changes that have occurred after the date hereof (in compliance with Section 5.1) and deliver such updated Schedule to Buyer.

(b)          Not less than ten days prior to the Closing Date, Buyer will make an offer of employment commencing as of the Closing Date to each of the then-current Employees, whether salaried or hourly (including any such Employee who is absent due to vacation, holiday, illness, disability or other approved leave of absence) who is not already employed by the Acquired Companies, in the same initial job or position and same initial location as in effect immediately prior to the Closing Date, and (i) at an initial salary or wage level and target bonus opportunity at least equal to the salary or wage level and target bonus opportunity to which such Employees were entitled immediately prior to the Closing Date and (ii) with benefits, perquisites and other terms and conditions of employment that are substantially comparable in the aggregate to the benefits, perquisites and other terms and conditions that such Employees were receiving from Sellers and their Affiliates immediately prior to the Closing Date (including benefits pursuant to qualified retirement and savings plans, and active-employee medical, dental and pharmaceutical plans and programs, but excluding deferred compensation and equity-based compensation and post-employment health or defined benefit pension benefits).

(c)          Unless otherwise prohibited by applicable Law, it is intended that acceptance of such offers of employment may be evidenced by either alternative acceptance or the Employees’ attendance at work on the Closing Date (or, if applicable, upon expiration of leave or return to work disability). If requested in writing by Buyer, HD Supply or its Affiliates will advise the Employees who receive the offer referred to in Section 5.9(b) but decline or fail to accept such offer that they will not be entitled to severance pay or termination benefits from HD Supply or its Affiliates if their employment is subsequently terminated by HD Supply and its Affiliates in light of the covenants of Buyer herein.

(d)          All Employees who are employed by the Acquired Companies as of the Closing Date or who accept offers of employment with Buyer are referred to herein as “Transferred Employees.” Buyer and its Affiliates will provide each Transferred Employee, for not less than 12 months following the Closing Date (the “Continuation Period”): (i) salary or wages and target bonus opportunity at least equal to the salary or wages and target bonus opportunity to which such Transferred Employee was entitled immediately prior to the Closing Date and (ii) benefits, perquisites and other terms and conditions of employment that in the aggregate are at least as favorable as the benefits, perquisites and other terms and conditions that such Transferred Employee was receiving from HD Supply and its Affiliates immediately prior to the Closing Date (including benefits pursuant to qualified retirement and savings plans, and active-employee medical, dental and pharmaceutical plans and programs, but excluding deferred compensation and equity-based compensation and post-employment health or defined benefit pension benefits) (clause (i) and (ii), collectively, the “Comparability Requirement”), provided that Buyer will not be required to comply with the Comparability Requirement if Buyer determines in good faith that such non-compliance with the Comparability Requirement is reasonably necessary in light of the then-current operating conditions and developments with respect to the Business as a result of COVID-19. Notwithstanding the foregoing provisions of this Section 5.9, Buyer will have no liability or obligation to directly provide short-term or long-term disability benefits to any Employee or Former Employee who is receiving short-term or long-term disability benefits as of the Closing pursuant to a contract of insurance maintained under a Seller Benefit Plan if the provision of such benefits to such Employee or Former Employee by Buyer would be on a self-insured basis, and HD Supply and its Affiliates will retain all liabilities and obligations for directly providing such benefits, but will be reimbursed by Buyer for any such liabilities and obligations which are self-insured by HD Supply or its Affiliates; provided, that on the first day at or after the Closing that Buyer has obtained insurance for such benefits to the Employees and Former Employees, this sentence will no longer be applicable to the extent of the insurance so obtained; and provided, further, that this sentence will also cease to be applicable if HD Supply provides Buyer with written assurances from its current insurer (in the same manner as was provided to HD Supply in connection with the Spinoff) that such insurance will be available to Buyer after the Closing with respect to the Employees and Former Employees (such transfer of liability to Buyer, the “Disability Transfer”).

(e)          Notwithstanding the foregoing provisions of this Section 5.9, the terms and conditions of employment of Employees covered by a collective bargaining agreement will, following the Closing Date, continue to be governed by such collective bargaining agreement (as may be amended or modified following the Closing Date.

(f)           Without limiting the generality of the foregoing provisions of this Sections 5.9: (i) Buyer will assume all liabilities to provide, and will provide, welfare benefits, effective on the Closing Date, including continuation coverage pursuant to Section 4980B of the Code and Section 601 of ERISA to persons whose “qualifying event” occurs on or before the Closing Date, with respect to any Employee or Former Employee and the “qualified beneficiaries” of any such Employee or Former Employee with “qualifying event” and “qualified beneficiaries” defined under Section 4980B of the Code and Section 601 of ERISA (all such welfare benefits to be provided effective on the Closing Date, whether or not an election for such continuation coverage is in effect on such date) (the “COBRA Requirement”), (ii) Buyer will cause the benefit plans applicable to the Transferred Employees to recognize all previous service with HD Supply or its Affiliates, and such entities’ predecessor entities for the purpose of determining eligibility for and entitlement to succeeding benefits, including vesting (excluding for purposes of post-employment health benefits or defined benefit pension benefits, and other than where such crediting would result in a duplication of benefits for the same period of service), (iii) Buyer will cause the benefit plans applicable to the Transferred Employees to recognize all costs and expenses incurred by the Transferred Employees (and their dependents and beneficiaries) up to (and including) the Closing Date, for purposes of satisfying applicable deductible, co-payment, coinsurance, maximum out-of-pocket provisions and like adjustments or limitations on coverage under any such benefit plan, and to waive any preexisting condition, evidence of insurability, good health or actively-at-work exclusions for the Transferred Employees, (iv) for the Continuation Period, the vacation and holiday plan offered to Transferred Employees will be equal to what HD Supply or its Affiliates, as applicable, would have provided the Transferred Employees had they remained employees of HD Supply or its Affiliates, as the case may be, and (v) Buyer will maintain during the Continuation Period the same severance arrangements applicable to the Transferred Employees that were in effect immediately before the Closing Date (the “Seller Severance Arrangements”).  Exhibit 5.9(f) attached hereto sets forth the details of the Seller Severance Arrangements applicable to the Transferred Employees.

(g)          Buyer will make available to each Transferred Employee such number of unused vacation days and other paid time off accrued by such employee with HD Supply or any Affiliate of HD Supply prior to the Closing Date in accordance with applicable personnel policies applicable to such employees on the date hereof.

(h)          Each Employee or Former Employee who is a participant in the HD Supply 401(k) Retirement Plan (the “Seller Savings Plan” and each such participant, a “Savings Plan Participant”) will cease to be an active participant under such plan effective as of the Closing Date. Effective as of the Closing Date, Buyer will have in effect a defined contribution plan that is qualified under Section 401(a) of the Code and that includes a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code with terms and conditions equivalent to the Seller Savings Plan (the “Buyer Savings Plan”) in which the Savings Plan Participants will be eligible to participate. As soon as practicable following the Closing Date, the Seller Savings Plan will transfer to the Buyer Savings Plan in a transfer in compliance with Section 414(l) of the Code, and Buyer agrees to cause the Buyer Savings Plan to accept each Savings Plan Participant’s account balance (including promissory notes evidencing all outstanding loans and subject to any qualified domestic relations orders pursuant to Section 414(p) of the Code) under the Seller Savings Plan as of the valuation date next preceding the date of transfer. Such transfer will be subject to HD Supply’s receipt from Buyer of a current determination letter from the IRS that the Buyer Savings Plan is qualified under Sections 401(a) and 401(k) of the Code and, if necessary, such further information satisfactory to HD Supply that the Buyer Savings Plan is so qualified.  Following such transfer, Buyer and its controlled Affiliates will assume all liabilities of HD Supply and its Affiliates under the Seller Savings Plan to provide benefits to or on behalf of the Savings Plan Participants to the extent of the account balances so transferred, and neither the Seller Savings Plan nor HD Supply nor its Affiliates will have any obligation to Buyer or any Affiliate of Buyer or with respect to any Savings Plan Participant with respect to the account balances so transferred.

(i)            Following the Closing Date, HD Supply will use commercially reasonable efforts to cause Buyer to receive the benefit of any “stop loss” insurance maintained by HD Supply or its Affiliates in respect of catastrophic medical claims incurred prior to the Closing Date and for which Buyer has the liability under this Agreement, but Buyer will reimburse HD Supply for all reasonable and documented third-party costs and expenses (including, if applicable, premium increases) incurred as a result thereof.

(j)            Effective as of the Closing Date, Buyer will (or will cause one or more of the Acquired Companies to) assume all benefit plans established and vendor Contracts entered into for the Business in connection with the Spinoff. Following the date hereof, HD Supply and its Affiliates will cooperate with Buyer and its Affiliates (including the Acquired Companies) with respect to (i) the provision by HD Supply or its Affiliates of information reasonably requested by Buyer with respect to the Seller Benefit Plans in which the Employees historically participated so as to permit Buyer to replicate such plans and/or one or more features thereof prior to the Closing Date, (ii) the provision by HD Supply or its Affiliates of information reasonably requested by Buyer with respect to Buyer’s assumption of all benefit plans established and vendor Contracts entered into for the Business in connection with the Spinoff, so as to permit Buyer to administer such plans or replicate one or more features thereof following the Closing Date, and (iii) making available to Buyer knowledgeable payroll and HR personnel on reasonable notice, and facilitating access to applicable vendors, so that Buyer can prepare, distribute and collect employee communications to the Transferred Employees prior to Closing concerning enrollment choices and can reflect such choices in payroll prior to Closing. If, prior to the Closing Date, any of the Employee Benefit Plans and human resource/information system functions reasonably necessary for Buyer to comply with the Disability Transfer, the Comparability Requirement (in whole or in part) or the COBRA Requirement (the “Critical Day One HR Operations”) has not been fully established on a standalone basis with respect to the Business, HD Supply will, to the extent legally permissible, use reasonable efforts to provide transition services under the Transition Services Agreement as to any Critical Day One HR Operations not so established until such time as the Buyer or the Acquired Companies has established the Critical Day One HR Operations on a standalone basis. The fees for any such transition services will be equal to the costs and expenses incurred by HD Supply in providing such services.

(k)          No provision of this Section 5.9 is intended to or will be construed to (i) create any third-party enforcement rights in any Employee or other Person, (ii) amend any employee benefit plan, program, policy or arrangement, (iii) require Buyer, HD Supply or any Affiliate of either of them to continue any employee benefit plan, program, policy or arrangement beyond the time when it otherwise lawfully could be terminated or modified, or (iv) provide any Employee or any Transferred Employee with any rights to continued employment with any Person.

5.10      Use of Names and Trademarks. The Parties acknowledge that HD Supply and its Affiliates are retaining all rights with respect to the names “HD,” “HDS,” “HD Supply” and all derivations thereof, including “HD Supply Construction & Industrial” and “HD Supply Home Improvement Solutions” (collectively, the “HD Supply Marks”). As soon as reasonably practicable after the Closing Date, but in any event within one year after the Closing Date, Buyer will, at its own expense, remove the HD Supply Marks from any and all exterior signs and other identifiers located on or attached to any property, buildings, vehicles, signs or premises of the Business. Additionally, as soon as reasonably practicable after the Closing Date, but in any event within one year after the Closing Date, Buyer will remove the HD Supply Marks from all letterhead, envelopes, invoices, supplies, labels, product packaging and inserts, web site publications, promotional materials, marketing collateral, advertisements and other communications media of any kind of the Business. Buyer acknowledges and agrees that neither it nor any Acquired Company will have any right to use any of the HD Supply Marks or any derivative thereof after the conclusion of the one-year period immediately following the Closing Date. With respect to any domain name including any HD Supply Mark that also includes any of the names “Brafasco”, “A.H. Harris”, “Black Marlin”, “Brigade”, “Contractor Trader”, “Harris 1500”, “Panel-Pro”, “Speedbuild”, “WC”, “White Cap” or any derivations thereof, HD Supply will warehouse such domain name and not permit such domain name to go abandoned except as provided in the next sentence. If, at any time, HD Supply decides not to renew or abandon such a domain name, HD Supply will notify Buyer and the Acquired Companies no less than 30 days before the registration of such domain name is set to expire and permit Buyer and the Acquired Companies to renew and warehouse the domain name.

5.11      Shared Intellectual Property. Effective as of the Closing Date, HD Supply hereby grants, and shall cause its Affiliates to grant, to the Acquired Companies a perpetual, irrevocable, non-exclusive, royalty-free license to use any Shared Intellectual Property in the conduct of the Business. The foregoing license shall be sublicensable by the Acquired Companies solely in furtherance of their conduct of the Business (e.g., to distributors and vendors of the Acquired Companies) and transferrable to any acquirer of all or any portion of the Business from the Acquired Companies (in whole or in part, as applicable).

5.12      Guarantees; Commitments. (a) Buyer will use its reasonable best efforts to cause itself or one or more of its controlled Affiliates (including the Acquired Companies) to be substituted in all respects for HD Supply and any of its Affiliates, and for HD Supply and its Affiliates to be released, effective as of the Closing, in respect of all obligations of HD Supply and its Affiliates under each of the guarantees, letters of credit, surety bonds, letters of comfort, commitments, understandings, agreements and other obligations of such Persons related to the Business and listed on Exhibit 5.12(a). For any items listed on Exhibit 5.12(a) for which Buyer or one if its controlled Affiliates is not substituted in all respects for HD Supply and its Affiliates (and for which HD Supply and its Affiliates are not released) effective as of the Closing, Buyer will continue to use its reasonable best efforts and will cause each of the Acquired Companies to use its reasonable best efforts to effect such substitution and release after the Closing.

(b)          After the Closing, Buyer and its controlled Affiliates (including the Acquired Companies), jointly and severally, will forever indemnify, defend and hold harmless HD Supply and its Affiliates against any losses or liabilities that HD Supply or any of its Affiliates suffers, incurs or is liable for by reason of or arising out of: (i) HD Supply or any of its Affiliates issuing, making payment under, being required to pay or reimburse the issuer of, or being a party to, any guarantee, surety bond, letter of credit, letter of comfort or other similar support obligation to the extent relating to the Business, including those listed on Exhibit 5.12(a) (collectively, the “Indemnified Guarantees”), (ii) any claim or demand for payment made on HD Supply or any of its Affiliates with respect to any of the Indemnified Guarantees, or (iii) any Action by any Person who is or claims to be entitled to the benefit of or claims to be entitled to payment, reimbursement or indemnity with respect to any Indemnified Guarantees.

(c)          After the Closing, with respect to any Lease that is guaranteed by HD Supply or any of its Affiliates pursuant to an Indemnified Guarantee (a “Guaranteed Lease”), Buyer and its controlled Affiliates will not (and will ensure that the tenants under the respective Guaranteed Leases will not) take any action that increases or has the effect of increasing HD Supply’s or any of its Affiliates’ obligations under such Guaranteed Lease beyond the obligations of HD Supply or its Affiliates, as the case may be, as in existence on the Closing Date.

5.13      Termination of Intercompany Arrangements. Prior to the Closing, HD Supply will cause all Affiliate Transactions to be terminated without any party having any continuing obligation to the other. HD Supply will cause all intercompany balances between HD Supply and any of its Affiliates (other than an Acquired Company), on the one hand, and any Acquired Company, on the other hand (other than those related to trade payables and receivables in the Ordinary Course), to be netted against each other and the net balance contributed to capital or distributed, as applicable, such that the Acquired Companies will have no further rights or liability with respect thereto prior to the Closing. For the avoidance of doubt, any agreements, understandings or Contracts entered into by HD Supply or any of its Affiliates, other than an Acquired Company, with a third party, will not be terminated pursuant to this Agreement.

5.14      Excluded Assets and Liabilities. Immediately prior to the Closing, the Acquired Companies will transfer to certain Affiliates of HD Supply (other than an Acquired Company) the assets described on Exhibit 5.14 (the “Excluded Assets”) and the liabilities described on Exhibit 5.14 (together with the Transaction Expenses, the “Excluded Liabilities”). After the Closing, HD Supply and its Affiliates, jointly and severally, will forever indemnify, defend and hold harmless Buyer and each of its Affiliates (including the Acquired Companies) against any losses or liabilities that Buyer or any of its Affiliates suffers, incurs or is liable for to the extent arising out of the Excluded Assets or Excluded Liabilities, including in respect of any Action against Buyer and any of its Affiliates to the extent related to the Excluded Assets and Excluded Liabilities, or the breach of the representations and warranties set forth in the last sentence of Section 3.6(a), in each case, except to the extent specifically reflected as a liability on the Purchase Price Adjustment Schedule, as finally determined pursuant to Section 2.6.

5.15      Leased Real Property. Prior to the Closing Date (and assuming the receipt of all necessary third-party consents), HD Supply will assign, or cause to be assigned, to an Acquired Company all right, title and interest in the lessee’s or tenant’s interest in any Lease where an Acquired Company is not the lessee or tenant under such Lease as of the date hereof, other than any Leases for real property identified on Schedule 5.16. If any such necessary third-party consents are not obtained prior to the Closing, any Leases subject to such consents will be governed by Section 5.24.

5.16      Shared Locations. At the Closing, HD Supply or one of its Affiliates will sublease to Buyer or an Acquired Company a portion of the real property identified on Schedule 5.16 on the terms set forth therein and pursuant to a sublease in a form reasonably agreed by the Parties.

5.17      Contact with Customers, Suppliers and Other Business Relations. During the Pre-Closing Period, Buyer will not (and will not permit any of its employees, agents, Representatives or Affiliates to) contact any employee (excluding executive officers), customer, supplier or other material business relation of the Business regarding the Business or the transactions contemplated by this Agreement without the prior written consent of HD Supply.

5.18      Non-Competition. (a) HD Supply agrees that for the period from the Closing Date until the third anniversary of the Closing Date, it will not and will cause its Affiliates not to, directly or indirectly, engage in a business competitive with the Business anywhere in the United States of America or Canada (each, a “Business Competitive Activity”); provided that the foregoing will not prohibit HD Supply or any of its Affiliates from collectively owning up to an aggregate of five percent of the outstanding shares of any class of capital stock of any Person that engages in any Business Competitive Activity (a “Business Competing Person”) so long as none of HD Supply or its Affiliates has any participation in the management of such Business Competing Person.

(b)          Notwithstanding anything to the contrary in the foregoing, nothing in this Section 5.18 will prohibit HD Supply or any of its Affiliates from acquiring the whole or any part of a Person or business which engages in any Business Competitive Activity; provided that where such Business Competitive Activities of such Person or business represent greater than 25% of the annual revenues as set out in the latest available annual financial statements of that Person or business, HD Supply and/or its Affiliates shall divest such Person, business or portion thereof to the extent engaging in such Business Competitive Activity within 12 months after the consummation of such acquisition (irrespective of whether the end of such 12-month period occurs after the expiration of the non-compete period).

(c)          Notwithstanding anything to the contrary in the foregoing, following the acquisition of a majority of the capital stock of HD Supply (whether directly or indirectly and whether by merger, consolidation or otherwise) or all or substantially all of the assets of HD Supply by any Person, the covenants set forth in Section 5.18(a) will terminate without further action.

(d)          Notwithstanding anything to the contrary in the foregoing, nothing in this Section 5.18 will prohibit HD Supply or any of its Affiliates from engaging in any business (other than the Business) conducted by HD Supply or any of its Affiliates as of the date hereof or any natural extensions thereof.

5.19      No Poaching. (a) For two years following the Closing Date, HD Supply will not, and will cause its Affiliates not to, solicit for employment any Transferred Employee who is compensated on a salaried basis and whose base salary at the time of first solicitation exceeds $100,000 annually; provided, however, that the foregoing will not apply (i) to solicitations made by job opportunity advertisements and headhunter searches directed to the general public rather than targeting any employees of the Acquired Companies or their Affiliates or (ii) with respect to any employee who has been terminated by the Acquired Companies or their Affiliates more than three months prior to such solicitation.

(b)          For two years following the Closing Date, Buyer will not, and will cause its Affiliates not to, solicit for employment any Person who is an employee of HD Supply or its Affiliates (other than Transferred Employees) whose annual base salary at the relevant time is $150,000 or more; provided, however, that the foregoing will not apply (i) to solicitations made by job opportunity advertisements and headhunter searches directed to the general public rather than targeting any employees of HD Supply or its Affiliates or (ii) with respect to any employee who has been terminated by HD Supply or its Affiliates more than three months prior to such solicitation.

5.20      Insurance. HD Supply will cause the insurance with respect to the Business (including insurance that is utilized by the Business in providing employee benefits to the Employees) to be maintained until the Closing. Following the Closing, HD Supply will and will cause its Affiliates (a) other than in the Ordinary Course, not to seek to change any rights or obligations of the Business under such insurance with respect to pre-Closing periods (it being understood that the policy limits under such insurance may be depleted over time), (b) to cooperate with Buyer in making claims under such insurance with respect to pre-Closing periods, and (c) to promptly pay over to Buyer or its Affiliates any amounts that HD Supply or any of its Affiliates actually receives under such insurance to the extent exclusively relating to losses experienced by Buyer or its Affiliates in respect of the Business with respect to pre-Closing periods. Buyer will lead the management of any such claim and will retain ultimate responsibility for any liability associated with such claim. Following the Closing, Buyer will, or will cause the Acquired Companies to, upon written notice from HD Supply to Buyer, promptly reimburse HD Supply and its Affiliates for all reasonable out-of-pocket costs and expenses (including payment of deductibles and similar payments, increases in premiums and costs of recovery) incurred by HD Supply or its Affiliates to the extent relating to actions taken pursuant to this Section 5.20.

5.21      Transition Matters. Promptly after the date hereof, and in any event within 14 days hereafter, the Parties will appoint a transition team to in good faith develop a plan for separating the Business from the other businesses of HD Supply and its Affiliates, including the separation, assignment or replication of any Shared Contracts at the reasonable request of Buyer pursuant to (and subject to the terms and conditions of) Section 5.22, so as to minimize the adverse impact of such separation on the Business and HD Supply’s and its Affiliates’ retained businesses.

5.22      Shared Contracts and Assets. (a) If, following the date hereof until the one-year anniversary of the Closing, HD Supply or Buyer identifies any Contracts pursuant to which a Person other than HD Supply or any of its Affiliates (including the Acquired Companies) provides material assets, services, rights or benefits to HD Supply or one or more of its Affiliates (including the Acquired Companies) in respect of (i) the Business and (ii) one or more other businesses of HD Supply or any of its Affiliates (“Shared Contracts”), HD Supply or Buyer will notify Buyer or HD Supply, as the case may be, of such Shared Contracts. Upon Buyer’s request, with respect to any Shared Contract (including any Shared Contract identified by Buyer), HD Supply and Buyer will use, and will cause their respective Affiliates to use, commercially reasonable efforts to (A) cause the counterparty to any such Shared Contract to enter into a new Contract with an Acquired Company or another designee of Buyer, on terms substantially similar in all material respects to those contained in such Shared Contract, in order for the Business to receive the applicable benefits under such Shared Contract (each such new contract, a “New Contract”), it being understood that a New Contract may not contain the same terms as the Shared Contract to which it relates, or (B) if practicable, and (subject to the terms of any Shared Contract and any required third-party consents or notices and any restrictions imposed by applicable Law), assign to an Acquired Company or another designee of Buyer the benefits and obligations under such Shared Contract to the extent relating to the Business pursuant to the Transition Services Agreement or otherwise; provided, that neither HD Supply nor any of its Affiliates nor any of the Acquired Companies will be required to assign the benefits and obligations under any Shared Contract if doing so would result in the forfeiture of a substantial privilege or Contract right. In connection with the entering into of New Contracts, the Parties will use their reasonable best efforts to ensure that HD Supply and its Affiliates are released by the counterparty with respect to all liabilities and obligations relating to the Business and arising after the Closing. Notwithstanding anything to the contrary in this Agreement, in no event will any of the following be considered “Shared Contracts” subject to this Section 5.22: (x) Contracts that are addressed in the Transition Services Agreement or (y) Excluded Assets and Excluded Liabilities.

(b)          If the Parties are not able, with respect to any such Shared Contract, to obtain a New Contract or to so assign such Shared Contract prior to the Closing, then for a period of 12 months following the Closing, (i) HD Supply, Buyer and their respective Affiliates will continue to use commercially reasonable efforts to cause such counterparty to enter into a New Contract or assign to an Acquired Company or another designee of Buyer the benefits and obligations under such Shared Contract as they relate to the Business and cause an Acquired Company or another designee of Buyer to bear the costs and liabilities thereunder from and after the Closing in accordance with this Agreement to the extent that an Acquired Company or another designee of Buyer receives the rights and benefits of the parts of the Shared Contracts that relate to the Business, and (ii) until such time as a New Contract is executed or a Shared Contract is so assigned, HD Supply and Buyer will use and shall cause their respective Affiliates to use commercially reasonable efforts to secure an alternative arrangement reasonably satisfactory to both Parties under which the Business would, in compliance with applicable Law, obtain the benefits and bear the burdens associated with the applicable Shared Contract such that the Business would be placed in a substantially similar position as if a New Contract were executed. In furtherance of the foregoing, Buyer will (or cause an Acquired Company to) promptly pay, perform or discharge when due any liability arising thereunder after the Closing to the extent that an Acquired Company or another designee of Buyer receive the rights and benefits of the parts of such Shared Contracts that relate to the Business.

(c)          To the extent that, following the date hereof until the one-year anniversary of the Closing Date, HD Supply or Buyer identifies any material assets (other than Contracts) that are used by both (A) the Business and (B) one or more other businesses of HD Supply or any of its Affiliates (“Shared Assets”), HD Supply or Buyer will notify Buyer or HD Supply, as the case may be, of such Shared Assets. Upon Buyer’s request, with respect to any Shared Assets (including any Shared Assets identified by Buyer), HD Supply and Buyer will use, and will cause their respective Affiliates to use, commercially reasonable efforts to make such Shared Assets available to the Business pursuant to the Transition Services Agreement for a period not to exceed 12 months following the Closing Date. Notwithstanding anything to the contrary in this Agreement, in no event will any of the following be considered “Shared Assets” subject to this Section 5.22: (i) Excluded Assets and Excluded Liabilities; and (ii) assets otherwise referenced on Schedule 3.9 hereto.

(d)          In no event will HD Supply be responsible for, and Buyer will promptly reimburse HD Supply for, any documented and reasonable out-of-pocket third-party fees, costs and expenses incurred by HD Supply and its Affiliates in connection with this Section 5.22, including any third-party consent fees. Buyer acknowledges that HD Supply shall have no liability or obligation with respect to any New Contract or failure to obtain any New Contract, other than, in each case, in respect of a breach of this Section 5.22.

5.23      Delayed Transfers; Misallocated Assets and Liabilities. (a) Promptly, and in any event not later than five Business Days prior to the Closing Date, HD Supply will cause to be transferred the additional assets specified on Exhibit 1.1(e) (the “Additional Transferred Assets”) to the entities therein specified.

(b)          Notwithstanding anything in this Agreement to the contrary, this Agreement will not constitute an agreement to assign, directly or indirectly, any asset or assume any liability if, but solely to the extent, an attempted direct or indirect assignment or assumption thereof, without the consent of a third party or approval of a Governmental Entity, would constitute a breach, default, violation or other contravention of the rights of such third party or Governmental Entity or of applicable Law until such time as the necessary consent or approval is obtained.  If any direct or indirect transfer or assignment by HD Supply to Buyer of any interest in, or liability, obligation or commitment under, any Additional Transferred Asset or Assumed Liability as contemplated by this Agreement requires the consent of a third party or approval of a Governmental Entity, then such transfer or assignment or assumption will be made subject to such consent of a third party or approval of a Governmental Entity being obtained.  For the avoidance of doubt, HD Supply will use its reasonable best efforts (and Buyer will cooperate with HD Supply) before and, if applicable, after the Closing to obtain any third-party consent or approval of a Governmental Entity that is required in order to effect the transactions contemplated by this Agreement; provided that, in connection with obtaining any such third-party consent or approval of a Governmental Entity, HD Supply will not (i) be required to pay any fee or grant any accommodation (financial or otherwise) to any third party it would not have been required to pay or grant if the transactions contemplated by the Form 10 had been consummated or (ii) enter into or otherwise agree to any modification of the terms of any Contract that is required in order to effect the transactions contemplated by this Agreement that would adversely affect the Business (including due to an increase in payment or other incremental cost to the Business under such Contract) without the prior written consent of Buyer.

(c)          If any third-party consent or approval of a Governmental Entity referred to in this Section 5.23 is not obtained prior to the Closing Date, the Closing will, subject to the satisfaction of the conditions set forth in Article VI, nonetheless take place on the terms set forth herein and, thereafter, HD Supply will use reasonable best efforts (and Buyer will cooperate with HD Supply) to establish arrangements under which, following the Closing Date, (i) Buyer will obtain the economic claims, rights and benefits or obligations under the Additional Transferred Asset or Assumed Liability with respect to which the third party consent or approval of a Governmental Entity has not been obtained in accordance with this Agreement and (ii) from and after the Closing Date, Buyer will assume the economic burden with respect to the Additional Transferred Asset or Assumed Liability with respect to which the third party consent or approval of a Governmental Entity has not been obtained in accordance with this Agreement, in each case, as closely as possible with the use of reasonable best efforts to that which would be applicable to Buyer if the consent had been obtained and the Additional Transferred Asset or Assumed Liability transferred and to the extent permitted by Law.

(d)          If and when any such third-party consent or approval of a Governmental Entity is obtained after the Closing, the assignment of the Additional Transferred Asset or assumption of the Assumed Liability to which such third-party consent or approval of a Governmental Entity relates will be promptly effected in accordance with the terms of this Agreement without the payment of additional consideration.

(e)          In the event that HD Supply becomes aware (including by request of Buyer) that it possesses any Additional Transferred Asset or Assumed Liability, HD Supply will cause the prompt transfer of such Additional Transferred Asset to Buyer or assumption of such Assumed Liability by Buyer, and Buyer will accept and assume such Additional Transferred Asset or Assumed Liability, in each case, without further consideration.  Prior to any such transfer, HD Supply will hold such Additional Transferred Asset in trust for Buyer and pay over to Buyer as promptly as practicable any amounts or benefits received by HD Supply with respect to such Additional Transferred Asset following the Closing Date, net of any reasonable and documented expenses (including Taxes and other Losses in respect of Taxes) related thereto.  In the event that, at any time, Buyer becomes aware that it possesses any Excluded Asset or Excluded Liability, Buyer will cause the prompt transfer of such Excluded Asset to HD Supply or assumption of such Excluded Liability by HD Supply, and HD Supply will accept and assume such Excluded Asset or Excluded Liability, in each case, without further consideration.  Prior to any such transfer, Buyer will hold such Excluded Asset in trust for HD Supply and pay over to HD Supply as promptly as practicable any amounts or benefits received with respect to such Excluded Asset following the Closing Date, net of any reasonable and documented expenses (including Taxes) related thereto.

(f)           To the extent that HD Supply or any of its Subsidiaries, on the one hand, and Buyer or any of its Subsidiaries, on the other, (i) receives any payment to which the other Party is entitled, each of HD Supply and Buyer will promptly remit the proceeds to the other Party, as appropriate and (ii) makes a payment to a third party in satisfaction of a liability allocated to the other Party pursuant to this Agreement, such other Party agrees to promptly reimburse HD Supply or Buyer, as applicable. Any payment made by one Party to the other Party pursuant to the foregoing sentence will be net of any expenses (including Taxes and other Losses in respect of Taxes) related thereto.  The Parties acknowledge and agree there is no right of offset regarding such payments and a Party may not withhold funds received from third parties for the account of the other Party in the event there is a dispute regarding any other issue under this Agreement or any other agreement related to the transactions contemplated by this Agreement. Any tangible Additional Transferred Assets shall be delivered to a location reasonably designated by Buyer to the extent that such Additional Transferred Assets are not in the physical possession of an Acquired Company.

5.24      Further Assurances. Each of the Parties will use its respective reasonable best efforts to take, or cause to be taken, all appropriate action, do or cause to be done all things necessary, proper or advisable under applicable Law, and to execute and deliver such documents, as may be required to carry out the provisions of this Agreement and consummate and make effective the transactions contemplated by this Agreement.

ARTICLE VI

CONDITIONS TO OBLIGATIONS OF THE PARTIES

6.1        Conditions to Each Party’s Obligations. The respective obligation of each Party to consummate the transactions contemplated by this Agreement is subject to the satisfaction (or written waiver by such Party, to the extent permitted by applicable Law) at the Closing of the following conditions:

(a)          Injunction. There shall be no effective injunction, writ or preliminary restraining order or any order of any nature issued by a Governmental Entity of competent jurisdiction to the effect that the transactions contemplated by this Agreement may not be consummated as provided in this Agreement.

(b)          HSR Act. The waiting period (and any extension thereof) under the HSR Act shall have expired or been terminated.

6.2         Conditions to Obligations of HD Supply. The obligation of HD Supply to consummate the transactions contemplated by this Agreement are further subject to the satisfaction (or written waiver by HD Supply) at the Closing of the following conditions:

(a)          Representations and Warranties. The representations and warranties of Buyer contained herein shall be true and correct in all material respects as of the date of this Agreement and as of the Closing as if made at and as of such time (other than representations and warranties that speak as of a specific date prior to the Closing Date which only need be true and correct in all material respects as of such earlier date), except for inaccuracies that would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of Buyer to consummate any of the transactions contemplated by this Agreement.

(b)          Performance of Covenants. Buyer shall have performed in all material respects its covenants under this Agreement required to be performed by it at or prior to the Closing pursuant to the terms hereof.

(c)          Buyer Officer’s Certificate. An authorized officer of Buyer shall have executed and delivered to HD Supply a certificate as to compliance with the conditions set forth in Sections 6.2(a) and 6.2(b).

6.3         Conditions to Obligations of Buyer. The obligation of Buyer to consummate the transactions contemplated by this Agreement are further subject to the satisfaction (or written waiver by Buyer) at the Closing of the following conditions:

(a)          Representations and Warranties. (i) The representations and warranties of HD Supply contained in Article III (other than the Surviving Representations), without giving effect to materiality, Material Adverse Effect or similar qualifications therein, shall be true and correct as of the date of this Agreement and as of the Closing as if made at and as of the Closing (except for any such representations and warranties that speak as of a specific date prior to the Closing Date, which need only be so true and correct as of such earlier date), except to the extent inaccuracies in such representations and warranties would not, individually or in the aggregate, have a Material Adverse Effect, and (ii) the Surviving Representations shall be true and correct except for de minimis inaccuracies as of the date of this Agreement and as of the Closing Date as if made at and as of the Closing (except for any such representations and warranties that speak as of a specific date prior to the Closing Date, which need only be so true and correct as of such earlier date).

(b)          Performance of Covenants. HD Supply shall have performed in all material respects its covenants under this Agreement required to be performed by HD Supply at or prior to the Closing pursuant to the terms hereof (except for Section 5.21).

(c)          HD Supply’s Certificate. HD Supply shall have executed and delivered to Buyer a certificate as to HD Supply compliance with the conditions set forth in Sections 6.3(a), 6.3(b), and 6.3(d).

(d)          No Material Adverse Effect. Between the date hereof and the Closing Date, no Material Adverse Effect shall have occurred.

ARTICLE VII

TERMINATION

7.1        Termination. This Agreement may be terminated at any time at or prior to the Closing:

(a)          in writing, by mutual consent of the Parties;

(b)          by written notice from Buyer to HD Supply if HD Supply breaches or fails to perform any of its covenants or agreements contained in this Agreement and such breach or failure causes any of the conditions set forth in Sections 6.1 and 6.3 to have become incapable of fulfillment prior to the Final End Date and shall not have been waived in writing by Buyer, so long as Buyer is not then in material breach of any of its covenants or agreements contained in this Agreement;

(c)          by written notice from HD Supply to Buyer if Buyer breaches or fails to perform any of its covenants or agreements contained in this Agreement and such breach or failure causes any of the conditions set forth in Sections 6.1 and 6.2 to have become incapable of fulfillment prior to (i) November 3, 2020, if such notice is given prior to or on November 3, 2020 or (ii) the Final End Date, if such notice is given after November 3, 2020 and, in each case, shall not have been waived in writing by HD Supply, so long as HD Supply is not then in material breach of any of its covenants or agreements contained in this Agreement;

(d)          by written notice by (i) HD Supply if the Closing has not occurred on or prior to November 2, 2020 and HD Supply provides such written notice on November 3, 2020 or (ii) by Buyer or HD Supply if the Closing has not occurred on or prior to December 15, 2020 (the “Final End Date”) (and in the case of HD Supply, such notice had not been given on or prior to November 3, 2020); or

(e)          by written notice from HD Supply to Buyer if (i) all of the conditions set forth in Sections 6.1 and 6.3 were satisfied or waived as of the date the Closing should have been consummated pursuant to Section 2.3 (other than those conditions (A) that by their nature are to be satisfied by actions taken at the Closing and could have been satisfied assuming a Closing would occur or (B) for which the failure to be satisfied is caused by a breach by Buyer of its obligations under this Agreement), (ii) HD Supply has notified Buyer in writing that HD Supply is ready, willing and able to consummate the transactions contemplated by this Agreement, and (iii) Buyer fails to complete the Closing within two Business Days after the delivery of such notification.

7.2        Procedure and Effect of Termination. In the event of the termination of this Agreement pursuant to Section 7.1, this Agreement will terminate and the transactions contemplated hereby will be abandoned without further action by any Party. If this Agreement is terminated pursuant to Section 7.1:

(a)          each Party will redeliver all documents, work papers and other materials of the other Party relating to the transactions contemplated hereby, whether obtained before or after the execution hereof, to the Party furnishing the same or, upon prior written notice to such Party, will destroy all such documents, work papers and other materials and deliver notice to the Party seeking destruction of such documents that such destruction has been completed, and all confidential information received by any Party with respect to the other Party will be treated in accordance with the Confidentiality Agreement and Section 5.2(b);

(b)          all filings, applications and other submissions made pursuant hereto will, to the extent practicable, be withdrawn from the agency or other Person to which made;

(c)          there will be no liability or obligation hereunder on the part of HD Supply, Buyer or any of their respective directors, officers, employees, Affiliates, agents or Representatives, except that (i) if the basis of termination is a Willful Breach by HD Supply of one or more of the provisions of this Agreement, HD Supply will be liable to Buyer for damages resulting from such breach (ii) the obligations provided for in this Section 7.2(c) and Sections 5.5 (Public Announcements), 7.3 (Reverse Termination Fee), 8.1 (Fees and Expenses), 8.2 (Notices), 8.3 (Severability), 8.7 (Consent to Jurisdiction), 8.8 (Waiver of Jury Trial) and 8.10 (Governing Law) hereof and in the Confidentiality Agreement will survive any such termination; and

(d)          notwithstanding anything contained in this Agreement or the Confidentiality Agreement to the contrary, the Confidentiality Agreement will survive the termination of this Agreement for a period of two years following the date of such termination and the term of the Confidentiality Agreement will be automatically amended to be extended for such additional two-year period.

7.3         Reverse Termination Fee. (a) If this Agreement is terminated by (i) HD Supply pursuant to Section 7.1(c) or Section 7.1(e) or (ii) either Party pursuant to Section 7.1(d) at a time when HD Supply has the right to terminate this Agreement pursuant to Section 7.1(c) or Section 7.1(e) but has not exercised that right, then at HD Supply’s written request, Buyer will pay to HD Supply a fee in the aggregate amount of $240.0 million (the “Reverse Termination Fee”), in cash by wire transfer of immediately available funds to an account designated by HD Supply. The Reverse Termination Fee will be paid as promptly as reasonably practicable, but in no event later than three Business Days, after notice of termination of this Agreement as provided in this Section 7.3.

(b)          If HD Supply commences an Action against Buyer alleging that Buyer has failed to pay the Reverse Termination Fee when due, (i) if the Reverse Termination Fee is ultimately paid by Buyer, Buyer will pay to HD Supply, together with the Reverse Termination Fee, HD Supply’s reasonable, documented out-of-pocket costs and expenses (including outside attorneys’ fees) incurred in connection with such Action and (ii) if the Reverse Termination Fee is determined not to be payable, HD Supply will pay to Buyer, Buyer’s reasonable, documented out-of-pocket costs and expenses (including outside attorneys’ fees) incurred in connection with such Action. Buyer acknowledges and agrees that the agreements contained in this Section 7.3 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, HD Supply would not enter into this Agreement. Each of the Parties further acknowledges that the payment by Buyer of the Reverse Termination Fee is not a penalty, but constitutes liquidated damages in a reasonable amount that will compensate HD Supply in the circumstances in which such fee is payable for the efforts and resources expended and the opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision. The Parties further agree that, notwithstanding anything to the contrary in this Agreement, if Buyer fails to effect the Closing for any reason or otherwise breaches this Agreement or fails to perform hereunder, then, except for an order of specific performance as and only to the extent expressly permitted by Section 8.12 HD Supply’s sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) against Buyer, the Debt Financing Sources (including the Committed Lenders) and their respective Affiliates or any of their or their Affiliates’ former, current or future officers, directors, partners, shareholders, managers, members, agents or financing sources (including the Debt Financing Sources) (each, a “Buyer Related Party”) for any breach, loss or damage will be to terminate this Agreement in accordance with this Article VII and receive full payment of the Reverse Termination Fee as may be payable hereunder and receive the expense reimbursement provided in this Section 7.3(b) and Section 7.3(d).

(c)          Upon full payment of the Reverse Termination Fee and any reimbursement in accordance with Section 7.3(b) and Section 7.3(d), (i) neither HD Supply nor any of its Affiliates will be entitled to bring, support or maintain any Action (whether in contract or in tort, in law or in equity, or granted by statute or otherwise) against any Buyer Related Party arising out of or in connection with this Agreement, any Contract executed in connection herewith (including the Commitment Letters) or any of the transactions contemplated hereby or thereby (or the abandonment or termination thereof) or any matters forming the basis for such termination and (ii) HD Supply will cause any Action pending in connection with this Agreement, any Contract executed in connection herewith (including the Commitment Letters) or any of the transactions contemplated hereby or thereby (or the abandonment or termination thereof), to the extent maintained by HD Supply or any of its Affiliates against any Buyer Related Party, to be dismissed with prejudice promptly, and in any event within five Business Days after the full payment of the Reverse Termination Fee and such reimbursement. For the avoidance of doubt, while HD Supply may pursue both a grant of specific performance pursuant to Section 8.12 and the full payment of the Reverse Termination Fee, under no circumstances will HD Supply be permitted or entitled to receive both a grant of specific performance (if the Closing actually occurs) and the Reverse Termination Fee. In no event will HD Supply be entitled to collect the Reverse Termination Fee on more than one occasion.

(d)          Notwithstanding any provision of this Agreement to the contrary, Buyer will not (i) commence any Action challenging the validity or enforceability of any provision of this Section 7.3 or (ii) raise, as a defense, the validity or enforceability of any provision of this Section 7.3, in any Action. Should Buyer violate any aspect of this Section 7.3(d), Buyer agrees (A) that, in the case of a breach of clause (i) of the preceding sentence, such Action will be summarily withdrawn or dismissed and (B) that Buyer will pay all reasonable, documented out-of-pocket costs and expenses (including outside attorneys’ fees) incurred by HD Supply and its Affiliates in responding to or in connection with a result of such Action, or such defense, as the case may be.

ARTICLE VIII

MISCELLANEOUS

8.1         Fees and Expenses. Except as otherwise expressly provided herein, (a) Buyer will pay its own fees, costs and expenses incurred in connection herewith and the transactions contemplated hereby, including the fees, costs and expenses of its financial advisors, accountants and counsel and the HSR Act filing fee, and (b) HD Supply will pay the fees, costs and expenses incurred by Sellers and, to the extent incurred prior to the Closing, the Acquired Companies in connection herewith and the transactions contemplated hereby, including the fees, costs and expenses of HD Supply’s and, to the extent incurred prior to the Closing, the Acquired Companies’ financial advisors, accountants and counsel.

8.2         Notices. All notices, requests, demands, waivers and other communications required or permitted to be given under this Agreement must be in writing and will be given by any of the following methods: (a) personal or courier delivery or (b) email transmission (receipt confirmed). Notices will be sent to the appropriate Party at its address given below (or at such other address for such Party as may be specified by notice given hereunder):

If to Buyer, to:

Clayton, Dubilier & Rice, LLC

375 Park Avenue, 18th Floor

New York, NY 10152

Attention:       Nathan K. Sleeper

                       J.L. Zrebiec

Email:             nsleeper@cdr-inc.com

                       jzrebiec@cdr-inc.com

with a copy (which will not constitute notice) to:

Debevoise & Plimpton LLP
919 Third Avenue

New York, NY 10022
Attention:      Paul S. Bird

                      Christopher Anthony

Email:            psbird@debevoise.com

                      canthony@debevoise.com

If to HD Supply, to:

HD Supply, Inc.

3400 Cumberland Boulevard

Atlanta, GA 30339

Attention:       General Counsel

Email:             Dan.McDevitt@hdsupply.com

                       James.Brumsey@hdsupply.com

with a copy (which will not constitute notice) to:

Jones Day

250 Vesey Street

33rd Floor

New York, NY 10281-1047

Attention:       Robert Profusek

                       R. Kenneth Boehner

Email:            raprofusek@jonesday.com

                       kboehner@jonesday.com

All such notices, requests, demands, waivers and communications will be deemed received upon (i) actual receipt thereof by the addressee, (ii) actual delivery thereof to the appropriate address, or (iii) refusal of the addressee to accept delivery thereof.

8.3         Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other terms, conditions and provisions of this Agreement will nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties will negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement be consummated as originally contemplated to the fullest extent possible.

8.4         Binding Effect; Assignment. This Agreement will be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder will be assigned or delegated, directly or indirectly, including by operation of law, by any Party without the prior written consent of the other Parties; provided, however, that (x) Buyer may, without the consent of HD Supply, assign the right to acquire all or part of the Equity Interests to one or more Affiliates, including one or more wholly owned Subsidiaries, of Buyer but Buyer will not be relieved of any of its obligations or liabilities thereby and (y) Buyer may assign its rights and obligations under this Agreement for collateral security purposes to any Debt Financing Source and any such Debt Financing Source may exercise all of the rights and remedies of Buyer hereunder in connection with the enforcement of any security or exercise of any remedies to the extent permitted under the documentation governing the Debt Financing (it being agreed that if Buyer makes any such assignment, Buyer shall remain fully liable under this Agreement).

8.5         No Third-Party Beneficiaries. Other than as set forth in Section 8.11, this Agreement is exclusively for the benefit of the Parties and their respective successors and permitted assigns, and this Agreement will not be deemed to confer upon or give to any other third Person any remedy, claim, liability, reimbursement, cause of action or other right; provided, that the Debt Financing Sources are intended and express third-party beneficiaries of, and will be entitled to rely upon, Section 7.3, this Section 8.5, Section 8.7(b), Section 8.8, Section 8.14 and Section 8.18, and each Debt Financing Source may enforce such provisions to the extent relating to the rights or obligations of such Debt Financing Source.

8.6         Headings. The Article and Section headings contained in this Agreement are exclusively for the purpose of reference, are not part of the agreement of the Parties and will not in any way affect the meaning or interpretation of this Agreement.

8.7         Consent to Jurisdiction. (a) Each Party hereby irrevocably agrees that any Legal Dispute (other than disputes with respect to the matters referenced in Section 2.6, Section 2.7 or Section 5.6(e)) may only be brought in the Chancery Court of the State of Delaware or the federal courts located in the State of Delaware, and each Party hereby consents to the exclusive jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such Action and irrevocably waives, to the fullest extent permitted by Law, any objection that it may now or hereafter have to the laying of the venue of any such Action in any such court or that any such Action that is brought in any such court has been brought in an inconvenient forum. During the period a Legal Dispute that is filed in accordance with this Section 8.7(a) is pending before a court, all Actions with respect to such Legal Dispute or any other Legal Dispute, including any counterclaim, cross-claim or interpleader, will be subject to the exclusive jurisdiction of such court. Each Party hereby waives, and will not assert as a defense in any Legal Dispute, that (i) such Party is not subject thereto, (ii) such Action may not be brought or is not maintainable in such court, (iii) such Party’s property is exempt or immune from execution, (iv) such Action is brought in an inconvenient forum or (v) the venue of such Action is improper. A final judgment in any Action described in this Section 8.7(a) following the expiration of any period permitted for appeal and subject to any stay during appeal will be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Laws.

(b)          Notwithstanding anything herein to the contrary, each of the Parties agrees, on behalf of itself and its Affiliates and its and their respective Representatives, (i) that any action of any kind or nature, whether at law or equity, in contract, in tort or otherwise, involving a Debt Financing Source in connection with this Agreement, the Debt Financing or the transactions contemplated hereby or thereby shall be brought exclusively in the courts of New York State in New York County (unless the Supreme Court of the State of New York, County of New York declines to accept jurisdiction over a particular matter, in which case, in the United States District Court for the Southern District of New York), and such Party submits for itself and its property with respect to any such action to the exclusive jurisdiction of such courts, (ii) not to bring or permit any of its Affiliates or its or their Representatives to bring or support anyone else in bringing any such action in any other court, (iii) that service of process, summons, notice or document by registered mail addressed to it at its address provided in Section 8.2 will be effective service of process against it for any such action brought in any such court, (iv) to waive and hereby irrevocably waives, to the fullest extent permitted by Law, any objection which it may now or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such action in any such court, (v) that a final judgment in any such action will be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law, (vi) that any such action will be governed by, and construed in accordance with, the laws of the State of New York without giving effect to its principles or rules of conflict of laws to the extent such principles or rules are not mandatorily applicable by statute and would require or permit the application of the laws of another jurisdiction, and (vii) to irrevocably waive and hereby waives any right to a trial by jury in any such action to the same extent such rights are waived pursuant to Section 8.8.

8.8         Waiver of Jury Trial. EACH OF THE PARTIES HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF, RELATING TO OR IN CONNECTION WITH ANY MATTER WHICH IS THE SUBJECT OF THIS AGREEMENT, THE DEBT FINANCING OR THE ACTIONS OF ANY PARTY HERETO IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT HEREOF OR THEREOF.

8.9         Entire Agreement. This Agreement (including the Schedules and Exhibits attached hereto), the Confidentiality Agreement, the Transition Services Agreement and the other documents delivered pursuant to this Agreement constitute the entire agreement among the Parties with respect to the subject matter of this Agreement and supersede all other prior agreements and understandings, both written and oral, between the Parties with respect to the subject matter of this Agreement.

8.10      Governing Law. This Agreement will be governed by and construed in accordance with the laws of the State of Delaware (regardless of the laws that might otherwise govern under applicable principles of conflict of laws thereof) as to all matters, including matters of validity, construction, effect, performance and remedies.

8.11      Legal Representation. (a) Buyer acknowledges and agrees that, as to all communications between all counsel for HD Supply or its Affiliates (including Jones Day) and HD Supply or any of the Acquired Companies or any of their respective Affiliates that relate in any way to this Agreement or the transactions contemplated hereby (collectively, the “Privileged Communications”), the attorney-client privilege and the expectation of client confidence with respect to the Privileged Communications belongs to HD Supply and may be controlled by HD Supply and will not pass to or be claimed by Buyer or any of its Affiliates (including, following the Closing, the Acquired Companies) without the prior consent of HD Supply (such consent not to be unreasonably withheld, conditioned or delayed). The Privileged Communications are the property of HD Supply, and from and after the Closing, neither Buyer nor any of its Affiliates (including, following the Closing, the Acquired Companies) will seek to obtain such communications, whether by seeking a waiver of the attorney-client privilege or through other means. Buyer, on behalf of itself and its Affiliates, further acknowledges and agrees that no such Person may use or rely on any of the Privileged Communications in any Action against or involving HD Supply or any of its Affiliates after the Closing. The Privileged Communications may be used by HD Supply or any of its Affiliates in connection with any dispute that relates to this Agreement or the transaction contemplated hereby. Notwithstanding the foregoing, in the event that a dispute arises between Buyer or any of its Affiliates and a third party (other than a Party or any of such Party’s Affiliates) after the Closing, Buyer and its Affiliates may assert the attorney-client privilege to prevent disclosure of confidential communications by counsel to such third party, provided that neither Buyer nor any of its Affiliates may waive such privilege without the prior written consent of HD Supply (such consent not to be unreasonably withheld, conditioned or delayed). If Buyer or the Acquired Companies are required by Law to obtain a copy of all or a portion of the Privileged Communications following the Closing, Buyer will as soon as reasonably practicable notify HD Supply in writing (including by making specific reference to this Section 8.11) so that HD Supply can seek a protective order and Buyer agrees to use reasonable best efforts, at HD Supply’s expense, to assist therewith.

(b)          The Parties acknowledge and agree that Jones Day has acted as counsel to HD Supply in connection with the negotiation of this Agreement and the consummation of the transactions contemplated hereby. Buyer hereby consents and agrees to, and agrees to cause each of the Acquired Companies to consent and agree to, Jones Day representing HD Supply and any of its Affiliates after the Closing with respect to disputes in which the interests of HD Supply and its Affiliates may be directly adverse to Buyer and its Affiliates (including the Acquired Companies) in connection with the transactions contemplated by this Agreement. In connection with the foregoing, Buyer hereby irrevocably waives and agrees not to assert, and agrees to cause each of the Acquired Companies to waive irrevocably and not to assert, any conflict of interest arising from or in connection with Jones Day’s representation of HD Supply and its Affiliates prior to and after the Closing. Buyer represents that Buyer’s counsel has explained and helped Buyer evaluate the implications and risks of waiving the right to assert a future conflict against Jones Day, and Buyer’s consent with respect to this waiver is fully informed.

(c)          Jones Day is an express third-party beneficiary of this Section 8.11.

8.12      Specific Performance. (a) The Parties acknowledge and agree that any breach of the terms of this Agreement would give rise to irreparable harm for which money damages would not be an adequate remedy and accordingly the Parties agree that, in addition to any other remedies, each Party will be, subject to the following sentence, entitled to enforce the terms of this Agreement (including Section 2.3 and Section 5.8) or prevent breaches of this Agreement (including Section 2.3 and Section 5.8) by a decree or order of specific performance (including the obligation of the Parties to consummate the transactions contemplated hereby, subject in each case to the terms and conditions of this Agreement), or an injunction or injunctions to prevent breaches of this Agreement by any Party (including Section 2.3 and Section 6.8), without the necessity of proving the inadequacy of money damages as a remedy. It is acknowledged and agreed that, in the event of a failure or threatened failure of Buyer or its Affiliates to enforce the terms of the Debt Commitment Letter, HD Supply will be entitled to specific performance to cause Buyer to enforce the terms of the Debt Commitment Letter or any Debt Financing Agreements (including by taking enforcement action, including seeking specific performance, to cause the Debt Financing Sources to fund the Debt Financing). Notwithstanding the foregoing or anything to the contrary herein, HD Supply will be entitled to seek specific performance of Buyer’s obligation to cause the Equity Financing to fund and to consummate the transactions contemplated by this Agreement only if (i) Buyer fails to complete the Closing when required on the Closing Date pursuant to Section 2.3, (ii) the Debt Financing had been funded or will be funded at the Closing if the Equity Financing is funded at the Closing, and (iii) HD Supply has irrevocably confirmed that, if specific performance is granted and the Equity Financing and Debt Financing are funded, it will proceed with the Closing. In the event HD Supply is entitled to terminate this Agreement and receive the Reverse Termination Fee pursuant to Section 7.3(a) and the conditions to HD Supply seeking specific performance of Buyer’s obligation to cause the Equity Financing to fund and to consummate the transactions contemplated by this Agreement set forth in the forgoing sentence are satisfied, HD Supply will be entitled to, at its option, seek an injunction or injunctions or specific performance to enforce the obligations of Buyer to effect the Closing pursuant to Section 2.3 prior to seeking the Reverse Termination Fee. The passage of time after commencement of an Action by HD Supply prior to the Final End Date will not affect HD Supply’s right to specific performance as long as the conditions described in clause (ii) of the third sentence of this Section 8.12(a) remain satisfied, and in such circumstances Buyer may not terminate this Agreement under Section 7.1(d).

(b)          Each Party (i) waives any defenses in any Action for an injunction or other appropriate form of specific performance or equitable relief, including the defense that a remedy at law would be adequate, (ii) waives any requirement under any Law to post a bond or other security as a prerequisite to obtaining an injunction or other appropriate form of specific performance or equitable relief, and (iii) agrees that the only permitted objection that it may raise in response to any Action for an injunction or other appropriate form of specific performance or equitable relief is that it contests the existence of a breach or threatened breach of this Agreement.

8.13      Counterparts. This Agreement may be executed in counterparts, each of which will be deemed to be an original, but all of which will constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by facsimile or e-mail transmission will be as effective as delivery of a manually executed counterpart of the Agreement.

8.14      Amendment; Modification. This Agreement may be amended, modified or supplemented at any time only by written agreement of the Parties; provided, that, to the extent any amendment, modification, supplement or waiver to Section 7.3, Section 8.5, Section 8.7(b), Section 8.8, this Section 8.14 or Section 8.18 (and with respect to any of the foregoing sections, any of the defined terms used therein) is sought which is adverse to the rights of any of the Debt Financing Sources, the prior written consent of the Committed Lenders will be required before such amendment or waiver is rendered effective.

8.15      Schedules. Any fact or item set forth in any Schedule hereto is disclosed with respect to the Section of this Agreement of corresponding number and will be deemed to have been disclosed with respect to every other Section in this Agreement to which such disclosure is reasonably apparent on its face to be applicable. The specification of any dollar amount in the representations or warranties contained in this Agreement or the inclusion of any specific item in any Schedules hereto is not intended to imply that such amounts, or higher or lower amounts or the items so included or other items, are or are not material, and no Party will use the fact of the setting of such amounts or the inclusion of any such item in any dispute or controversy as to whether any obligation, item or matter not described herein or included in a Schedule is or is not material for purposes of this Agreement.

8.16      Non-Survival. (a) None of the representations or warranties of HD Supply in this Agreement (or in any document, certificate or instrument delivered pursuant to or in connection with this Agreement) will survive the Closing, other than the Surviving Representations. Buyer acknowledges and agrees that, in the event that the Closing occurs, no Party may bring an Action against HD Supply or any of its Affiliates based upon or arising out of a breach of any such representations or warranties other than a breach of the Surviving Representations.

(b)          The representations and warranties of Buyer in this Agreement (or in any document, certificate or instrument delivered pursuant to or in connection with this Agreement) will not survive the Closing (other than Section 4.6 (Solvency), Section 4.7 (Independent Review), Section 4.8 (Purchase for Investment) and Section 4.9 (Certain Fees), which will survive the Closing).

(c)          The covenants contained in or made pursuant to this Agreement (or in any document, certificate or instrument delivered pursuant to or in connection with this Agreement) will survive the Closing in accordance with their terms; provided, that HD Supply’s pre-Closing covenants will expire on the ten-month anniversary of the Closing (other than HD Supply’s covenants in Section 5.1(l) and Section 5.6 which will survive until the expiry of the applicable statute of limitations) unless Buyer has notified HD Supply of a breach of a pre-Closing covenant prior to the ten-month anniversary of the Closing, in which case such covenant will survive until the resolution of such matter. Buyer acknowledges and agrees that no party hereto may bring an Action against HD Supply or any of its Affiliates based upon or arising out of an immaterial breach of a pre-Closing covenant. Buyer will promptly reimburse HD Supply and its Affiliates in respect of any losses or liabilities incurred by HD Supply or any of its Affiliates in respect of the Assumed Liabilities.

8.17      Time of Essence. With regard to all dates and time periods set forth in this Agreement, time is of the essence.

8.18      No Recourse. Notwithstanding anything to the contrary contained herein or otherwise, except to the extent otherwise set forth in the Limited Guarantee or the Equity Commitment Letter, this Agreement may only be enforced against, and any claims or causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement or the transactions contemplated hereby, may only be made against the Persons that are expressly identified as Parties in their capacities as such and, except to the extent otherwise set forth in the Limited Guarantee or the Equity Commitment Letter, no former, current or future stockholders, equity holders, controlling persons, directors, officers, employees, general or limited partners, members, managers, agents or Affiliates of, and any lender to, any party hereto, or any former, current or future direct or indirect stockholder, equity holder, controlling person, director, officer, employee, general or limited partner, member, manager, agent or Affiliate of, and any lender to (including the Debt Financing Sources), any of the foregoing (each, a “Non-Recourse Party”) will have any liability for any obligations or liabilities of the Parties or for any claim (whether in tort, contract or otherwise) based on, in respect of, or by reason of, the transactions contemplated hereby or in respect of any oral representations made or alleged to be made in connection herewith. Without limiting the rights of any Party against the other Party, except to the extent otherwise set forth in the Limited Guarantee or the Equity Commitment Letter, in no event will any Party or any of its Affiliates seek to enforce this Agreement against, make any claims for breach of this Agreement against or support any other person to make any such claims, or seek to recover monetary damages from, any Non-Recourse Party.

8.19      HD Supply Successors. HD Supply will not sell all or substantially all of its assets except in a transaction in which the acquirer of such assets assumes and agrees to be bound by all obligations of HD Supply under this Agreement in an instrument that is enforceable by Buyer or by operation of Law.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first above written.

HD SUPPLY, INC.

By:	/s/ Evan J. Levitt
Name: Evan J. Levitt
Title: Senior Vice President, Chief Financial Officer and Chief Administrative Officer

APPLECARAMEL BUYER, LLC

By:	/s/ Theresa A. Gore
Name: Theresa A. Gore
Title: Vice President and Secretary

[Signature Page to Transaction Agreement]